UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KT

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended _____

or

☒ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from May 1, 2024 to December 31, 2024

Commission file number: 001-40202

Red Cat Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	88-0490034
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

15 Ave. Munoz Rivera, Ste 2200 San Juan, PR	00901
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (833) 373-3228

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001	RCAT	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $219,960,698.

As of March 28, 2025, there were 85,647,618 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders are incorporated herein by reference in Part III of this transition report on Form 10-KT (the "Transition Report") to the extent stated herein. Such proxy statement will be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Transition Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such forward-looking statements include, among others, those statements including the words "believes", "anticipates", "expects", "intends", "estimates", "plans" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. Therefore, we caution you that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include (i) the market and sales success of our existing and any new products, (ii) our ability to raise capital when needed and on acceptable terms, (iii) our ability to make acquisitions and integrate acquired businesses into our company, (iv) our ability to attract and retain management, (v) the intensity of competition, (vi) changes in the political and regulatory environment and in business and economic conditions in the United States and globally, (vii) geopolitical conflicts throughout the world, including those in Ukraine and Israel. These risks and others described under the section "Risk Factors" below are not exhaustive.

Given these uncertainties, readers of this Transition Report are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

All references in this Transition Report to the "Company", "we", "us", or "our", are to Red Cat Holdings, Inc., a Nevada corporation, including its wholly owned consolidated subsidiaries, which include Skypersonic, Inc. ("Skypersonic"), Teal Drones, Inc. ("Teal"), Red Cat Propware, Inc. ("Propware"), FW Acquisition, Inc. ("FlightWave") beginning on September 5, 2024 , UAVPatent Corp., as well as Rotor Riot LLC ("Rotor Riot"), Fat Shark Holdings, Ltd. ("Fat Shark"), which were wholly owned subsidiaries until February 16, 2024.

ITEM 1. BUSINESS

Overview

We are a drone technology company integrating robotic hardware and software for military, government and commercial operations.

The Company was originally incorporated under the laws of the State of Colorado in 1984 under the name Oravest International, Inc. In November 2016, we changed our name to TimefireVR, Inc. and re-incorporated in Nevada. In May 2019, the Company completed a share exchange agreement with Propware which resulted in the Propware shareholders acquiring an 83% ownership interest, and management control, of the Company. In connection with the share exchange agreement, we changed our name to Red Cat Holdings, Inc. ("Red Cat" or the "Company" or "we") and our operating focus to the drone industry.

Prior to the share exchange agreement, Propware was focused on the research and development of software solutions that could provide secure cloud-based analytics, storage and services for the drone industry. Following the share exchange agreement and its name change, Red Cat has completed a series of acquisitions and financings which have broadened the scope of its activities in the drone industry. These acquisitions included:

- In January 2020, the Company acquired Rotor Riot, a reseller of drones and related parts, primarily to the consumer marketplace through its digital storefront located at www.rotorriot.com. The total purchase price was $2.0 million. Rotor Riot was sold in February 2024 to Unusual Machines.

- In November 2020, the Company acquired Fat Shark which sells consumer electronics products to the first-person view ("FPV") sector of the drone industry. Fat Shark's flagship products are headsets with a built-in display (or "goggles") that allow a pilot to see a real-time video feed from a camera typically mounted on an aerial platform or drone. The total purchase price was $8.4 million. Fat Shark was sold in February 2024 to Unusual Machines.

- In May 2021, the Company acquired Skypersonic, a provider of drone products and software solutions that enable drone inspection flights that can be executed by pilots anywhere in the world. Skypersonic powers drones to "Fly Anywhere" and "Inspect the Impossible". Its patented software and hardware solutions allow for inspection services in restricted spaces where GPS is denied or unavailable. The total purchase price was $2.8 million. Skypersonic's technology has been redirected to military applications and its operations consolidated into Teal.

- In August 2021, the Company acquired Teal, a leader in providing sophisticated and complex unmanned aerial vehicle ("UAV") technology, primarily drones, to government and commercial enterprises, most notably, the military. Teal manufactures drones approved by the U.S. Department of Defense for reconnaissance, public safety, and inspection applications. The total purchase price was $10.0 million.

- In September 2024, the Company acquired FlightWave Aerospace Systems Corporation, an industry-leading provider of VTOL drone, sensor and software solutions, under an Asset Purchase Agreement. As part of the acquisition, the Company created a new subsidiary, FW Acquisition Inc. for ongoing operations. The total purchase price was $14.0 million.

Key Business Accomplishments during eight months ended December 31, 2024 and to date include:

Red Cat Futures Initiative

In May 2024, we announced the formation of the Red Cat Futures Initiative (RFI). RFI is an independent, industry-wide consortium of robotics and autonomous systems (RAS) partners dedicated to putting the most advanced and interoperable uncrewed aircraft systems into the hands of warfighters. Anchored by Red Cat's Teal Drones, the RFI unites the world's most innovative UAS hardware and software companies focused on AI/ML, swarming, FPV, command and control, and payloads.

Founding members include Ocean Power Technologies (NYSE: OPTT), Sentien Robotics, Primordial Labs, Athena AI, Unusual Machines, Reach Power, Doodle Labs, and MMS Products. The shared goal is advocacy, integrations and co-marketing that bridges considerable technology gaps through modular open architecture.

ARACHNID Family of Small ISR and Precision Strike Systems

In October 2024, we introduced our ARACHNID family of unmanned intelligence, surveillance, and reconnaissance (ISR) and precision lethal strike systems. The ARACHNID family of systems is purpose built for the U.S. Army's roadmap to integrate UAS and long endurance aircraft in a combined arms fight with synchronized fire and maneuver across various command levels. We currently address the needs of warfighters at the platoon and company level with drones that span capabilities and endurance for short and medium-range operations in air, land, and maritime environments.

ARACHNID advances our established leadership in the sUAS space and brings enhanced capabilities and tech integrations to its existing flagship products from Teal. To reflect this technology evolution and the capabilities of the newest model that we developed for the U.S. Army's SRR Program of Record, we have rebranded our flagship within the ARACHNID family of systems:

- Black Widow (successor to Teal 2) is a highly capable, rucksack portable sUAS designed specifically for operation in Electronic Warfare (EW) environments. A fully modular architecture enables swift adaptation to mission requirements including short range reconnaissance and secondary payload operation. Black Widow is significantly enhanced from the Teal 2 model with longer endurance, EW resilience, and advanced autonomy.
- WEB (Warfighter Electronic Bridge) is a Ground Control Station purpose built to operate our entire ARACHNID family of systems for military operations. WEB is fully integrated with Kinesis and Android Tactical Assault Kit (ATAK) to provide seamless integration with platforms and enhance mission effectiveness. WEB can also function as a stand-alone GCS for other non-Red Cat platforms, offering multi-domain versatility.

Government Contracts and Orders

Winner of Short Range Reconnaissance Program of Record

In November 2024, Teal was selected as the sole winner of the U.S. Army's Short Range Reconnaissance (SRR) Program of Record. The production selection was made after a test and evaluation process of Teal's next generation sUAS, completed by the Army Project Management Office for Uncrewed Aircraft Systems, Army Maneuver Battle Lab, Army Test and Evaluation Command, and Army Operational Test Center.

We are now focused on ramping production of Teal's next generation system to meet the Army's currently stated acquisition objective for 5,880 systems, which is subject to change over the five year period of performance.

TACFI Award for Advanced Enhancements to Edge 130 VTOL

In September 2024, FlightWave secured a $1.9 million award through the U.S. Air Force's Tactical Funding Increase (TACFI) program. The funding will support critical enhancements to the Edge 130 Vertical Takeoff and Landing (VTOL) system. The TACFI program, part of the U.S. Department of Defense's broader Small Business Innovation Research (SBIR) initiative, provides resources to expedite the commercialization and deployment of innovative technologies for national security. This award recognizes FlightWave's continued leadership in developing UAS technologies that meet the unique demands of military and government missions. The goal with this contract is to bring new capabilities for the Edge 130 to meet the evolving needs of the U.S. Air Force and position FlightWave for future larger contract awards.

U.S. Customs and Border Protection

In October 2024, FlightWave secured $1.6 million in contracts for Edge 130 Blue drones, FlightWave's Blue UAS approved military-grade tricopter to the U.S. Customs & Border Protection (CBP). The contract was secured through Darley, a leading distributor of equipment and technology to first responders and the military, and was coordinated for procurement by the U.S. Defense Logistics Agency (DLA) on behalf of CBP.

United States Army Communications-Electronics Command

In October 2024, FlightWave secured a $1 million contract for its Edge 130 Blue drones from the United States Army Communications-Electronics Command (CECOM). The contract was secured through Noble, a leading provider of global sustainment and operations support for the U.S. Military and civilian government agencies, and was coordinated for procurement by the U.S. Defense Logistics Agency (DLA) on behalf of CECOM.

Australian Defense Force

In October 2024, FlightWave secured a contract for twelve of its Edge 130 Blue systems from the Royal Australian Navy. The contract was secured through Criterion Solutions Pty Ltd., an Australian-based distributor of intelligence, surveillance, reconnaissance, and information technology solutions.

Product Development

Partnership with Palantir to Equip Black Widow with Autonomous Visual Navigation and Warp Speed for GPS-Compromised Environments

In December 2024, we announced a strategic partnership with Palantir Technologies Inc. (Nasdaq: PLTR) to integrate Visual Navigation software (VNav) into the Black Widow drones and to deploy Warp Speed, Palantir's manufacturing OS. This collaboration is expected to transform autonomous sUAS operations for modern warfare by utilizing Palantir's advanced AI software running onboard the drone which references up-to-date onboard satellite imagery to provide accurate navigation entirely independent of GPS or radio control signals.

The integration of Palantir's VNav software and use of Warp Speed advances our mission to define the future of aerial intelligence and provide warfighters with critical, real-time situational awareness on the battlefield. Following Black Widow's selection for the U.S. Army's Short Range Reconnaissance Program, this partnership is intended to accelerate the ability to deploy electronic-warfare (EW) resistant sUAS without GPS. Palantir's VNav software solves the persistent problem of long-range inertial drift by comparing the drone's position against onboard up-to-date satellite imagery.

Key Benefits of Palantir's VNav technology for Black Widow drones:

- Satellite Imagery Integration: Palantir's ability to task partner satellites to acquire up-to-date imagery and deliver it to the edge provides drones with the necessary situational awareness, facilitating highly accurate navigation without long-range drift.
- A-PNT Navigation: VNav technology empowers drones with an Alternate PNT source by using sophisticated computer vision techniques for visual inertial odometry and reference matching against satellite imagery in multiple visual bands without reliance on GPS, ensuring operational efficacy in EW environments.
- Edge Runtime: VNav's visual navigation algorithms are deployed directly onboard the drone and run fully offline using Palantir's Edge Runtime.

Partnership with Palladyne AI Partner to Embed Artificial Intelligence to Enable Autonomous Operation

In October 2024, we announced a partnership intended to enhance the autonomous capabilities of our drones using Palladyne AI Corp.'s (Nasdaq: PDYN and PDYNW) AI Pilot software. Leveraging its years of innovative development work for U.S. Government customers, Palladyne AI is developing an artificial intelligence platform for unmanned systems to enable persistent detection, tracking, and classification of objects of interest by synthesizing multi-modal sensor fusion data in real-time. The AI product for mobile systems, known as "Palladyne™ Pilot", will facilitate shared situational awareness across multiple drones and autonomous navigation when integrated with drone autopilot systems. Palladyne Pilot is expected to be made available for all Teal drones, including those already in the field.

Palladyne AI's artificial intelligence software platform is designed to train and enhance the effectiveness of autonomous, mobile, stationary and dexterous robots. Teal has developed a drone system comprised of two robotic UAVs and related control systems that have earned Blue UAS Certification by the U.S. Department of Defense. The partnership will expand the drone system capabilities, facilitating the creation of a network of collaborating drones and sensors that self-orchestrate to provide superior intelligence, surveillance, and reconnaissance capabilities.

Sales and Marketing

Our sales and marketing efforts have been focused on developing relationships with the military agencies of the U.S. Federal Government. While the sales cycle for government agencies can be extensive and take considerable time and effort to establish, they can often become a long-term buyer once initial sales are closed.

Other Information

Suppliers

Teal purchases inventory from over 35 suppliers. Approximately 80% of this inventory is purchased from four vendors. The most critical components are electronics and cameras. FlightWave purchases inventory from over 60 suppliers. Approximately 60% of this inventory is purchased from six vendors. The most critical components are electronics and cameras. Teal and FlightWave's supply chain is NDAA and Blue UAS compliant. All suppliers are approved based on strict vendor qualification process.

Competition

Teal's primary competitor is Shenzhen Da-Jiang Innovations Sciences and Technologies Company Limited ("DJI"), headquartered in Shenzhen, China. Though regulation is trending toward further restrictions against Chinese made drones, DJI remains a global industry leader and continues to serve markets on which Teal is focused. Teal's primary domestic competitor is Skydio Inc. Future competitors may include established defense contractors that are better capitalized and resourced to compete in Teal's markets. Teal competes with a combination of its unique product value propositions (i.e., nighttime capability, modular platform), and scalable, low-cost, domestic manufacturing.

The Drone Industry

The drone industry continues to expand to become a powerful business tool and recreational activity, with growth occurring broadly and across our targeted industries. According to Drone Industry Insights, the global drone market is expected to grow to $54.6 billion by 2030, with the commercial market growing at a 7.7% compound annual growth rate ("CAGR"). According to Vantage Market Research, the global military drone market is projected to reach a value of $34.9 billion by 2030 at a CAGR of 11.6%.

Government Regulation and Federal Policy

The Federal Aviation Administration

The Federal Aviation Administration (the "FAA") of the United States Department of Transportation is responsible for the regulation and oversight of civil aviation within the U.S. Its primary mission is to ensure the safety of civil aviation. The FAA has adopted the name "unmanned aircraft systems" ("UAS") to describe aircraft systems without a flight crew on board. More common names include drone, UAV and remotely operated aircraft.

The FAA began issuing conditional approvals allowing the operation of drones as early 2005 with their scope and frequency expanding in recent years with the significant increase in the number of drones sold. In December 2015, the FAA announced that all drones weighing more than 250 grams, or 0.55 pounds, must be registered with the FAA. In June 2016, the FAA released a new section under title 14 of the Code of Federal Regulations (Part 107) defining a regulatory framework for the commercial, industrial and public safety use of drones, establishing a licensing program for drone pilots, and issuing Remote Pilot certificates to qualified pilots. In January 2021, the FAA finalized rules requiring that drones be identifiable remotely. These rules became effective for drone manufacturers in September 2022 and for drone pilots in September 2023. The FAA believes that remote ID technologies enhance safety and security by allowing the FAA, law enforcement, and federal security agencies to identify drones flying in their jurisdiction. These efforts lay the foundation for more complex operations, such as those beyond visual line of sight at low altitudes, as the FAA and the drone industry move toward a unified air traffic management ecosystem as drone operations become a routine fixture in the National Airspace System (the "NAS").

In May of 2023, the FAA began soliciting recommendations from the industry regarding rule making supporting the implementation of Beyond Visual Line of Sight (BVLOS) operations. This rulemaking would support standard implementation of routine flights over the horizon, and potentially multiple miles from a drone's control station and pilot. This rulemaking would free drone pilots and operators from restrictive and labor-intensive conditional approval petitions, and would improve the economies of scale for drones to tackle larger mission sets, such as surveying miles of power lines or railroad tracks, or securing miles of rural border.

In July 2023, the FAA released a notice of proposed rulemaking for another regulation that would ease the integration of UAS into the NAS. This rule, known as Modernization of Special Purpose Airworthiness Certificates, seeks to modernize the manner in which the FAA performs safety assessment of the design of certain aircraft, including UAS. As a result, the testing and evaluation burden on manufacturers is greatly decreased, and the cost of development of UAS may be dramatically reduced.

In January 2025, we received authorization from the FAA to operate UAS in U.S. airspace without broadcasting Remote ID information, specifically for the purpose of aeronautical research. The authorization allows us to conduct aeronautical research in controlled conditions, exempt from Remote ID broadcasting requirements. The approval remains valid through January 31, 2028, barring earlier recission or extension.

American Security Drone Act

In February 2023, two Congressman introduced the American Security Drone Act (ASDA) which would prohibit the purchase and operation of drones from countries identified as national security threats such as China. The basis for the legislation is that purchases from these countries (i) pose a significant threat to national security, (ii) represent efforts to infiltrate and influence American society, and (iii) risk the theft of personal and business data. Specifically, the American Security Drone Act:

● Prohibits federal departments and agencies from procuring certain foreign commercial off-the-shelf drone or covered unmanned aircraft system manufactured or assembled in countries identified as national security threats and provides a timeline to end current use of these drones.

● Prohibits the use of federal funds awarded through certain contracts, grants, or cooperative agreements to state or local governments from being used to purchase foreign commercial off-the-shelf drones or covered unmanned aircraft systems manufactured or assembled in a country identified as a national security threat.

● Requires the Comptroller General of the United States to submit a report to Congress detailing the amount of foreign commercial off-the-shelf drones and covered unmanned aircraft systems procured by federal departments and agencies from countries identified as national security threats.

In December 2023, the ASDA was officially passed into law as part of the National Defense Authorization Act.

Countering CCP Drones Act

Section 1709 of the Fiscal Year 2025 National Defense Authorization Act (FY25 NDAA) mandates an analysis of certain unmanned aircraft systems (UAS) entities, particularly focusing on Chinese state subsidized UAS manufacturers DJI and Autel Robotics. This provision aims to assess potential risks associated with these Chinese-manufactured drones, which could lead to their addition to the FCC's Covered Entities list, which included Chinese manufacturers ZTE and Huawei. Addition to this list would effectively prohibit their continued import into the United States. If the analysis is not made within one calendar year, the FY 25 NDAA provides that DJI and Autel will be added to the FCC's Entity List by default. Currently, DJI and Autel make up 70-80 Percent of the non-defense drone market in the United States.

Other Corporate Information

Environmental Considerations

While the operations of many businesses have some form of negative impact on the environment, drones have a unique ability to provide a positive contribution. Many of these relate to a drone's ability to reach places in a more efficient manner, and include such activities as:

● Aerial mapping and nature monitoring
● Maintenance of renewable energy sources and infrastructure
● Disaster relief monitoring
● Agriculture sustainability
● Wildlife conservation

Intellectual Property

The Company has consolidated its company-owned intellectual property ("IP") into a subsidiary, UAVPatent Corp. The subsidiary holds 34 issued patents and registered designs and 13 pending patents. The IP portfolio includes design and utility patents ranging from modular architectures to autonomous capabilities. None of the patents are currently licensed and IP is generated in the general course of engineering design.

UAVPatent Corp also has the trademarks on the Teal, FlightWave, Skypersonic, and Red Cat brands and logos.

Intellectual Property related to our drones is also acquired through supply purchasing in the form of technology rights and software licenses.

Employees

As of December 31, 2024, the Company had 115 full-time employees.

Research and Development

During the eight months ended December 31, 2024, we incurred research and development costs of $6,371,316, excluding $239,664 of stock-based compensation. During the years ended April 30, 2024 and 2023, we incurred research and development costs of $5,871,024 and $5,167,242, respectively, excluding $395,105 and $692,947 of stock-based compensation, respectively.

Item 1A. RISK FACTORS

Risk Factor Summary

Risks Related to our Financial Results and Condition

- We have incurred net losses since inception.
- We may need additional capital to fund our expanding operations until we reach profitability, and if we are not able to obtain sufficient capital, we may be forced to limit or curtail our operations.
- Lack of long-term purchase orders and commitments from customers may lead to a rapid decline in sales.
- Our products require a continuing investment in research and development, and may experience technical problems or delays, which could lead the business to fail.
- The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.
- Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.
- Our products may experience declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales.
- Our operating results may be adversely impacted by worldwide political, economic and public health uncertainties and specific conditions in the markets we address.
- Acquisitions could divert the attention of key personnel, be difficult to integrate, dilute our existing shareholders and adversely impact our financial results.
- Our failure to effectively manage growth could harm our business.
- Our products are subject to lengthy development cycles.
- We expect to incur substantial research and development costs related to identifying and commercializing new products and services which may never result in revenues.

Risks Related to our Operations

- Our operations may be adversely affected if we lose our rights under third-party technology licenses.
- If our customers are not satisfied with our technical support, firmware or software updates, they may choose not to purchase our products which would adversely impact business and operating results.
- Our use of open-source software could negatively affect our ability to sell our products and could subject us to possible litigation.
- We must recruit and retain highly trained and experienced employees, especially engineers, in order to succeed in our business.
- Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters or unpredictable events which could have an adverse effect on our business operations.
- We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products which may lead to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain, increase our costs, and adversely impact our operating results.
- Several steps of our manufacturing processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.
- We depend on third parties to provide integrated circuit chip sets and other critical components for use in our products.

Risks Related to our Industry

- We operate in an emerging and rapidly growing industry which makes it difficult to evaluate our current business and prospects.
- We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow our business segments, and reach profitability.
- We may not be able to keep pace with technological advances in the drone industry.
- Cybersecurity risks could adversely affect our business and disrupt our operations.
- U.S. government contracts are generally not fully funded at inception and may include provisions that are not favorable to us which could adversely impact our cash flows and results of operations.
- A decline in U.S. government budgets, changes in spending priorities, or delays in contract awards could adversely affect our revenues.
- Our work for the U.S. government could expose us to security risks.
- We are subject to extensive government regulation and our failure to comply with these regulations could subject us to penalties that may adversely impact our ability to operate our business.

Risks Related to Our Common Stock

- Our management has voting control of the Company.
- Our failure to maintain effective internal controls over financial reporting could have an adverse impact on the Company.
- We have never paid dividends and we do not expect to pay dividends for the foreseeable future.
- The listing of our securities on Nasdaq subject us to additional regulations and compliance requirements.
- Our Board of Directors may authorize and issue shares of new classes of stock that could adversely affect current holders of our common stock.
- Our shares will be subordinate to all of our debts and liabilities which increases the risk that investors could lose their entire investment.
- The market price of our shares of common stock is subject to fluctuation.
- Future capital raises may dilute our existing stockholders' ownership and adversely impact the fair value of their investment.

Risks Related to Regulatory Matters

- The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce products, maintain compliance, and avoid violations which could negatively impact our financial condition and results of operations.

- Our business and products are subject to government regulation, and we may incur additional compliance costs or be forced to suspend or cease operations if we fail to comply.

- Our results of operations may suffer if we are not able to successfully manage our exposure to foreign exchange rate risks.

- Our international operations, including the use of foreign contract manufacturers, subjects us to international operational, financial, legal, political and public health risks which could harm our operating results.

- We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act or similar anti-bribery laws in other jurisdictions in which we operate.

- We are subject to governmental export and import controls, and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

- Changes in trade policy in the United States and other countries may have adverse impacts on our business, results of operations and financial condition.

- We may collect, store, process and use the personal information of our customers which subjects us to governmental regulation related to privacy, information security and data protection. Any cybersecurity breaches or our failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.

Risks Related to Intellectual Property

- Our products could infringe on the intellectual property rights of others.
- Our intellectual property rights and proprietary rights may not adequately protect our products.

Risks Related to our Financial Results and Condition

We have incurred net losses since inception.

We have never been profitable and reported an accumulated deficit of $124,744,703 at December 31, 2024. These losses have had an adverse effect on our financial condition, stockholders' equity and working capital. We will need to generate higher revenues, improve profit margins, and control operating costs in order to attain profitability. We can provide no assurances that we will be able to reach profitability.

We may need additional capital to fund our expanding operations until we reach profitability, and if we are not able to obtain sufficient capital, we may be forced to limit or curtail our operations.

If additional equity and/or debt financing is not available, then we may not be able to continue to develop our business activities, and we will have to modify our business plan. These factors could have a material adverse effect on our future operating results and our financial condition. If we are unable to raise additional funds, we could be forced to cease our business activities and dissolve. In such an event, we may incur additional financial obligations, including the accelerated maturity of debt obligations, lease termination fees, employee severance payments, and other creditor and dissolution-related obligations.

Our ability to raise financing through sales of equity and/or debt securities depends on general market conditions and the demand for our common stock and/or debt securities. We may be unable to raise adequate capital through sales of equity and/or debt securities, and if our stock has a low market price at the time of such sales, our existing stockholders could experience substantial dilution. If adequate financing is not available or unavailable on acceptable terms, we may find we are unable to fund expansion, continue offering products and services, take advantage of acquisition opportunities, develop or enhance services or products, or to respond to competitive pressures in the industry which may jeopardize our ability to continue operations.

Lack of long-term purchase orders and commitments from customers may lead to a rapid decline in sales.

Our customers issue purchase orders solely at their own discretion. Customers are generally able to cancel orders (without penalty) or delay the delivery of products on relatively short notice. In addition, current customers may decide not to purchase products for any reason. If our customers do not continue to purchase our products, then our sales volume could decline rapidly with little or no warning.

We cannot rely on long-term purchase orders or commitments to protect us from the negative financial effects of a decline in demand for our products. The uncertainty of product orders makes it difficult to forecast sales and allocate resources in a manner consistent with actual sales. Moreover, expense levels and the amounts invested in capital equipment and new product development costs are based in part on expectations of future sales and, if expectations regarding future sales are inaccurate, we may be unable to reduce costs in a timely manner to adjust for sales shortfalls. As a result of lack of long-term purchase orders and purchase commitments, we may experience a rapid decline in sales.

Our products require a continuing investment in research and development, and may experience technical problems or delays, which could lead the business to fail.

Our research and development efforts remain subject to all the risks associated with the development of new products based on emerging and innovative technologies. This includes, for example, unexpected technical problems or the possible insufficiency of funds for completing development of these products. If technical problems or delays arise, further improvements in products and the introduction of future products could be adversely impacted, and we could incur significant additional expenses, an inability to increase revenues and increasing operating losses.

The nature of our business involves significant risks and uncertainties that may not be covered by insurance or indemnity.

We develop and sell products where insurance or indemnification may not be available, including (i) those using advanced and unproven technologies and drones, and (ii) those that collect, distribute and analyze various types of information.

Failure of certain of our products could result in loss of life or property damage. Certain products may raise questions with respect to issues of civil liberties, intellectual property, trespass, conversion and similar concepts. Indemnification to cover potential claims or liabilities resulting from a failure of technologies developed or deployed may be available in certain circumstances but not in others. We do not and are not able to maintain insurance to protect against our risks and uncertainties. Substantial claims resulting from an accident, failure of our product, or liability arising from our products in excess of any indemnity or insurance coverage (or for which indemnity or insurance is not available or was not obtained) could harm our financial condition, cash flows, and operating results. Any accident, even if fully covered or insured, could negatively affect our reputation among our customers and the public, and make it more difficult for us to compete effectively.

Product quality issues and a higher-than-expected number of warranty claims or returns could harm our business and operating results.

The products that we sell could contain defects in design or manufacture. Defects could also occur in the products or components that are supplied to us. There can be no assurance we will be able to detect and remedy all defects in the hardware and software we sell which could result in product recalls, product redesign efforts, loss of revenue, reputational damage and significant warranty and other remediation expenses. If we determine that a product does not meet product quality standards or may contain a defect, the launch of such product could be delayed until we remedy the quality issue or defect. The costs associated with any protracted delay necessary to remedy a quality issue or defect in a new product could be substantial.

We generally provide a one-year warranty on all of our products. The occurrence of any material defects in our products could expose us to liability for damages and warranty claims in excess of our current reserves, and we could incur significant costs to correct any defects, warranty claims or other problems. In addition, if any of our product designs are defective or are alleged to be defective, we may be required to participate in a recall campaign. In part due to the terms of our warranty policy, any failure rate of our products that exceeds our expectations may result in unanticipated losses. Any negative publicity related to the perceived quality of our products could affect our brand image and decrease retailer, distributor and consumer confidence and demand, which could adversely affect our operating results and financial condition. Further, accidental damage coverage and extended warranties are regulated in the United States at the state level and are treated differently within each state. Additionally, outside of the United States, regulations for extended warranties and accidental damage vary from country to country. Changes in interpretation of the regulations concerning extended warranties and accidental damage coverage on a federal, state, local or international level may cause us to incur costs or have additional regulatory requirements to meet in the future in order to continue to offer our support services. Our failure to comply with past, present and future similar laws could result in reduced sales of our products, reputational damage, penalties and other sanctions, which could harm our business and financial condition.

Our products may experience declining unit prices and we may not be able to offset that decline with production cost decreases or higher unit sales.

Prices of established enterprise electronics, displays, personal computers, and mobile products tend to decline significantly over time or as new enhanced versions are introduced, frequently every 12 to 24 months in the markets in which we compete. In order to maintain adequate product profit margins over the long term, we believe that we will need to continuously develop product enhancements and new technologies that will either slow price declines of our products or reduce the cost of producing and delivering our products. While we anticipate opportunities to reduce production costs over time, we may not be able to reduce our component costs. We expect to attempt to offset the anticipated decrease in our average selling price by introducing new products, increasing our sales volumes, or adjusting our product mix. If we fail to do so, our results of operations will be materially and adversely affected.

Our operating results may be adversely impacted by worldwide political, economic and public health uncertainties and specific conditions in the markets we address.

A deterioration in global economic, financial, and/or public health conditions, including global pandemics, economic recessions and political turmoil could materially adversely affect (i) our ability to raise, or the terms of needed capital; (ii) demand for our current and future products; and (iii) the supply of components for our products. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery, worldwide, or in the drone industry.

Acquisitions could divert the attention of key personnel, be difficult to integrate, dilute our existing shareholders and adversely impact our financial results.

Since January 2020, we have completed multiple acquisitions which have significantly increased the scope of our operations and our employee headcount. Acquisitions include a wide range of risks, any of which could hurt our business, including the following:

- difficulties in integrating the operations of a newly acquired company including existing products and contracts, differences in corporate culture, operating systems and other integration issues;
- challenges supporting and transitioning the customers of acquired companies and the loss of any acquired customers will adversely impact our revenues and operating results;
- assumption of known and unknown operating problems and our potential inability to address them in a timely and efficient manner;
- risks of entering new geographic markets where we have no prior experience and are required to gain an understanding of the legal, regulatory, labor and business laws of these new markets;

In addition, there are many financial risks associated with the cost of acquisitions. If we finance the cost of an acquisition using common stock, then our existing shareholders will be diluted and our stock price could decrease. If we finance the cost of an acquisition using debt, such financing could include restrictive covenants that restrict our operating and financial flexibility. If the stock market perceives that we overpaid for the acquisition, then our stock price could decrease.

Our failure to effectively manage growth could harm our business.

We intend to expand the number and types of products we sell. We will need to replace and regularly introduce on a timely basis new products and technologies, enhance existing products, and effectively stimulate customer demand for new products and upgraded or enhanced versions of our existing products.

The replacement and expansion of our products places a significant strain on our management, operations and engineering resources. Specifically, the areas that are strained most by these activities include the following:

- **New Product Launches:** With the changes in and growth of our product portfolio, we will experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places a strain on our ability to accurately coordinate the commercial launch of our products with adequate supply to meet anticipated customer demand and effectively market to stimulate demand and market acceptance. We have experienced delays in the past. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose possible retail shelf space and product sales;

- **Existing Products Impacted by New Introductions:** The introduction of new products or product enhancements may shorten the life cycle of our existing products, or replace sales of some of our current products, thereby offsetting the benefit of a successful product introduction and may cause customers to defer purchasing our existing products in anticipation of the new products. These occurrences could potentially lead to challenges in managing inventory of existing products. We may also provide price protection to some of our retailers as a result of new product introductions and reduce the prices of existing products. If we fail to effectively manage new product introductions, our revenue and profitability may be harmed; and

- **Forecasting, Planning and Supply Chain Logistics:** With the changes in and growth of our product portfolio, we will experience increased complexity in forecasting customer demand, in planning for production, and in transportation and logistics management. If we are unable to scale and improve our forecasting, planning, production, and logistics management, we could frustrate our customers, lose product sales or accumulate excess inventory.

Our products are subject to lengthy development cycles.

Our products are subject to lengthy product development cycles. The time elapsed between initial sampling of our products, the custom design of our products to meet specific product requirements, and the ultimate incorporation of our products into salable products is significant, often with a duration of more than one year. If our products fail to meet our customers' cost, performance, or technical requirements or if unexpected technical challenges arise in the integration of our products into enterprise markets, then our operating results could be significantly and adversely affected. Long delays in achieving customer qualification and incorporation of our products also could adversely affect our business. Many head-mounted display companies are introducing digital head-mounted displays which could create shortages of components and provide an opportunity for companies with significantly greater resources than us to accelerate migration to digital products in a manner or timeline which we cannot meet, which could cause us to lose market share and harm our business and prospects. These same risks exist in our Enterprise sector where our competitors include some of the largest defense companies in the world.

We expect to incur substantial research and development costs related to identifying and commercializing new products and services which may never result in revenues.

Our future growth depends on expanding into new markets, adapting existing products to new applications, and introducing new products and services that achieve market acceptance. We plan to incur substantial research and development costs as part of these efforts. We believe that there are significant investment opportunities in a number of business areas. Because we account for internal research and development as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our research and development programs may not produce successful results, and our new products and services may not achieve market acceptance, generate revenue or cash flow, which could adversely impact our financial results and liquidity.

Risks Related to our Operations

Our operations may be adversely affected if we lose our rights under third-party technology licenses.

Our business relies on technology rights and software licensed from third parties. We could lose our exclusivity or other rights to use the technology if we fail to comply with the terms and performance requirements of the licenses. In addition, certain licensors may terminate a license upon our breach and have the right to consent to sublicense arrangements. If we were to lose our rights under any of these licenses, or if we were unable to obtain required consents to future sublicenses, we could lose a competitive advantage in the market, and may even lose the ability to commercialize certain products or technologies.

If our customers are not satisfied with our technical support, firmware or software updates, they may choose not to purchase our products which would adversely impact business and operating results.

Our business relies on our customers' satisfaction with the technical support, firmware, software and security updates we provide to support our products. If we fail to provide technical support services and necessary updates that are (i) responsive, (ii) satisfy our customers' expectations and (iii) resolve issues that they encounter with our products, then customers may choose not to purchase additional products and we may face brand and reputational harm which could adversely affect our operating results.

Our use of open-source software could negatively affect our ability to sell our products and could subject us to possible litigation.

We incorporate open-source software into our products. Open-source software is generally licensed by its authors or other third parties under open-source licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open-source software, and that we license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. Additionally, if a third-party software provider has incorporated open-source software into software that we license from such provider, we could be required to disclose any of our source code that incorporates or is a modification of our licensed software. If an author or other third-party that distributes open-source software that we use or license were to allege that we had not complied with the conditions of the applicable license, we could incur significant legal expenses defending against those allegations and could be subject to significant damages, enjoined from offering or selling our products that contained the open-source software and be required to comply with the foregoing conditions. Any of the foregoing could disrupt and harm our business and financial condition.

We must recruit and retain highly trained and experienced employees, especially engineers, in order to succeed in our business.

We will need to hire and retain highly skilled technical personnel as employees and as independent contractors in order to develop our products and grow our business. The competition for highly skilled technical, managerial, and other personnel can be intense. Our recruiting and retention success is substantially dependent upon our ability to offer competitive salaries and benefits to our employees. We must compete with companies that possess greater financial and other resources than we do and that may be more attractive to potential employees and contractors. To be competitive, we may have to increase the compensation, bonuses, stock options and other fringe benefits we offer to employees in order to attract and retain such personnel. The costs of retaining or attracting new personnel may have a material adverse effect on our business and operating results. If we fail to attract and retain the technical and managerial personnel required to be successful, our business, operating results and financial condition could be materially adversely affected.

Our facilities and information systems and those of our key suppliers could be damaged as a result of disasters or unpredictable events which could have an adverse effect on our business operations.

Our manufacturing facilities are located in Salt Lake City, Utah and Santa Monica, California. We also rely on third-party manufacturing plants in the US, Asia and other parts of the world to provide key components for our products and services. If major disasters such as earthquakes, hurricanes, tropical storms pandemics, fires, floods, wars, terrorist attacks, computer viruses, transportation disasters or other events occur in any of these locations, or the effect of climate change on any of these factors or our locations, or our information systems or communications network or those of any of our key component suppliers breaks down or operates improperly as a result of such events, our facilities or those of our key suppliers may be seriously damaged, and we may have to stop or delay production and shipment of our products. We may also incur expenses relating to such damages. If production or shipment of our products or components is stopped or delayed or if we incur any increased expenses as a result of damage to our facilities, our business, operating results and financial condition could be materially adversely affected.

We rely on third-party suppliers, some of which are sole-source suppliers, to provide components for our products which may lead to supply shortages, long lead times for components, and supply changes, any of which could disrupt our supply chain, increase our costs, and adversely impact our operating results

Our ability to meet customer demand depends on our ability to obtain timely and adequate delivery of components for our products. All of the components that go into our products are sourced from third-party suppliers. Some of the key components used to manufacture our products come from a limited or single source of supply or by a supplier that could potentially become a competitor. Our contract manufacturers generally purchase these components on our behalf from approved suppliers. We are subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our products. In addition, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. We have experienced component shortages and the availability of these components may be unpredictable in the future.

If we lose access to or experience a significant disruption in the supply of products and components from a supplier, we may be unable to locate alternative suppliers of comparable quality at an acceptable price, or at all, and our business could be materially and adversely affected. In addition, if we experience a significant increase in demand for our products, our suppliers might not have the capacity or elect not to meet our needs as they allocate components to other customers. Developing suitable alternate sources of supply for these components may be time-consuming, difficult and costly, and we may not be able to source these components on terms that are acceptable to us, or at all, which may adversely affect our ability to fulfill our orders in a timely or cost-effective manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with the supplier's quality control, responsiveness and service, financial stability, labor and other ethical practices. If we seek to source materials from new suppliers, there can be no assurance that we could do so in a manner that does not disrupt the manufacture and sale of our products.

Our reliance on single source, or a small number of suppliers involves a number of additional risks, including risks related to supplier capacity constraints, price increases, timely delivery, component quality, failure of a key supplier to remain in business and adjust to market conditions, as well as natural disasters, fire, acts of terrorism or other catastrophic events, including global pandemics.

Several steps of our manufacturing processes are dependent upon certain critical machines and tools which could result in delivery interruptions and foregone revenues.

We currently have little equipment redundancy in manufacturing locales. If we experience any significant disruption in manufacturing or a serious failure of a critical piece of equipment, we may be unable to supply products to our customers in a timely manner. Interruptions in our manufacturing could be caused by equipment problems, the introduction of new equipment into the manufacturing process or delays in the delivery of new manufacturing equipment. Lead-time for delivery, installation, testing, repair and maintenance of manufacturing equipment can be extensive. We have experienced production interruptions in the past and no assurance can be given that we will not lose potential sales or be able to meet production orders due to future production interruptions in our manufacturing lines.

We depend on third parties to provide integrated circuit chip sets and other critical components for use in our products.

We do not manufacture the integrated circuit chip sets, optics, micro-displays, backlights, projection engines, printed circuit boards or other electronic components which are used in our products. Instead, we purchase them from third-party suppliers or rely on third-party independent contractors for these integrated circuit chip sets and other critical components, some of which are customized, or custom made for us. We also may use third parties to assemble all or portions of our products. Some of these third-party contractors and suppliers are small companies with limited financial resources. If any of these third-party contractors or suppliers were unable or unwilling to supply these components, our sales and operating results would be adversely impacted. As the availability of components decreases, the cost of acquiring those components ordinarily increases. High growth product categories have experienced chronic shortages of components during periods of exceptionally high demand. If we do not properly anticipate the need for or procure critical components, we may pay higher prices for those components, our gross profits may decrease and we may be unable to meet the demands of our customers and end-users which could reduce our competitiveness, cause a decline in our market share and have a material adverse effect on our results of operations.

Risks Related to our Industry

We operate in an emerging and rapidly growing industry which makes it difficult to evaluate our current business and prospects.

The drone industry is relatively new and is growing rapidly. As a result, it is difficult to evaluate our business and prospects. We cannot accurately predict whether, and even when, demand for our products will increase, if at all. The risks, uncertainties and challenges encountered by companies operating in emerging and rapidly growing industries include:

- Generating sufficient revenue to cover operating costs and sustain operations;
- Acquiring and maintaining market share;
- Attracting and retaining qualified personnel, especially engineers with the requisite technical skills;
- Successfully developing and commercially marketing new products:
- Accessing the capital markets to raise additional capital, on reasonable terms, if and when required to sustain operations or to grow the business.

We face competition from larger companies that have substantially greater resources which challenges our ability to establish market share, grow our business segments, and reach profitability.

The drone industry is attracting a wide range of significantly larger companies which have substantially greater financial, management, research and marketing resources than us. Competitors in the Enterprise segment include transportation companies like United Parcel Service, Federal Express and Amazon, as well as defense companies such as Lockheed Martin Corporation, Northrop Grumman Corporation, and AeroVironment. Our competitors may be able to provide customers with different or greater capabilities than we can provide, including technical qualifications, pricing, and key technical support. Many of our competitors may utilize their greater resources to (i) develop competing products and technologies, (ii) leverage their financial strength to utilize economies of scale and offer lower pricing, and (iii) hire more qualified personnel by offering more generous compensation packages. In order to secure orders and contracts, we may have to offer comparable products and services at lower pricing which could adversely affect our operating margins. Our inability to compete effectively against these larger companies could have a material adverse effect on our business, financial condition, and operating results.

We may not be able to keep pace with technological advances in the drone industry.

The drone industry continues to undergo significant changes, primarily related to technological developments. The rapid growth of technology makes it impossible to predict the overall effect these factors could have on the drone industry. If we are not able to keep pace with these technological advances, then our revenues, profitability and results from operations may be materially adversely affected.

Cybersecurity risks could adversely affect our business and disrupt our operations.

The threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our devices, as well as our servers, computer systems, and those of third parties that we use in our operations are vulnerable to cybersecurity risks. These risks include cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations. The occurrence of any of these events could lead to interruptions, delays, loss of critical data, unauthorized access to user data, and loss of consumer confidence. In addition, we may be the target of email scams that attempt to acquire personal information or company assets. Despite our efforts to create security barriers to such threats, we may not be able to entirely mitigate these risks. Any cyber-attack that attempts to obtain our data and assets, disrupt our service, or otherwise access our systems, or those of third parties we use, if successful, could adversely affect our business, operating results, and financial condition. A cyber attack would be expensive to remedy and could damage our reputation. In addition, any such breaches may result in negative publicity, adversely affect our brand, decrease demand for our products and services, and adversely affect our operating results and financial condition.

U.S. government contracts are generally not fully funded at inception and may include provisions that are not favorable to us which could adversely impact our cash flows and results of operations.

US government contracts often have long lead times for design and development and can be subject to significant changes in delivery timelines. Congress normally appropriates funds on its fiscal year basis, and it may not fully fund a program in the same fiscal year. Depending upon the results of political elections, the actions of Congress can change from one fiscal year to the next. As a result, we may be required to expend funds to fulfill existing orders, but subsequently have the delivery timeline extended or the order cancelled. Such results would have an adverse impact on our financial position and results of operations.

A decline in U.S. government budgets, changes in spending priorities, or delays in contract awards could adversely affect our revenues.

We presently expect one of our primary customers to be the U.S. government and its agencies. As a result, our business may be adversely impacted due to changes in the political environment, including those related to changes in the leadership of the current and or future administrations. We cannot provide assurance that the current levels of congressional funding, for defense in general, and for drones specifically, will continue at their current levels or decrease in the future. If annual budget appropriations are not enacted on a timely basis, we could encounter government shutdowns which could adversely impact any existing programs including the timely payment of prior shipments, as well as the receipt of future orders.

Our work for the U.S. government could expose us to security risks.

We expect that an increasing percentage of our revenues will come from the U.S. government and its agencies. This may expose us to numerous security threats, including cyber security attacks on our information technology infrastructure as well as threats to the physical safety of our facilities and our employees. We utilize numerous controls and procedures to monitor and prevent these threats, however, we can provide no assurance that they will be effective. Any improper use of our data, information technology systems or facilities could adversely impact our operations and operating results.

We are subject to extensive government regulation and our failure to comply with these regulations could subject us to penalties that may adversely impact our ability to operate our business.

As a vendor to the U.S. government and other state and local agencies, we are subject to and must comply with numerous government regulations which impact how we operate our business. These regulations could adversely affect our revenues, operating costs and profit margins. Some of the regulations to which we are subject, and the federal agencies which administer these regulations, include:

- Federal Aviation Administration, which regulates the use of airspace for all aircraft, including UAS such as drones
- The Truthful Cost or Pricing Data (formerly Truth in Negotiations Act), which requires certification and disclosure of all factual pricing and cost data in contract negotiations
- The Federal Acquisition Regulations, which govern the formation and administration, as well as the performance, under government contracts
- The False Statements Act and The False Claims Act which imposes penalties on payments made on the basis of facts provided to the government
- The Federal Communications Commission which regulates the wireless spectrum upon which drones depend for data transmission

It is expensive and time consuming to comply with the regulations and requirements of these federal government agencies. The costs incurred to maintain compliance will adversely impact our operating costs and could delay our ability to operate profitably in the future, if at all.

Risks Related to Our Common Stock

Our management has voting control of the Company.

Jeffrey Thompson, our Chairman and Chief Executive Officer, owns approximately 15% of our common stock, and our current officers and directors currently own approximately 16% of our common stock. If they act together, they will be able to influence the outcome of most corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions which may result in corporate actions that other stockholders do not agree with. This concentration of ownership may have the effect of delaying or preventing a change in control and may adversely affect the market price of our common stock.

Our failure to maintain effective internal controls over financial reporting could have an adverse impact on the Company.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish and maintain those controls could adversely impact public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed which may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal controls over financial reporting, disclosure of management's assessment of our internal controls, or disclosure of our public accounting firm's attestation to our internal controls over financial reporting may have an adverse impact on the price of our common stock.

We have never paid dividends and we do not expect to pay dividends for the foreseeable future.

We have reported net losses every year since inception. We intend to retain future earnings, if any, to finance the growth and development of our business. If we ever become profitable, we do not expect to pay cash dividends on shares of our common stock in the foreseeable future. The payment of future cash dividends, if any, depend upon, among other things, conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and other factors. As a result, capital appreciation, if any, of our common stock, will be the sole source of gain for investors for the foreseeable future.

The listing of our securities on Nasdaq subjects us to additional regulations and compliance requirements.

We are required to maintain compliance with the continued listing standards of Nasdaq. These include certain financial and liquidity criteria to maintain such listing. If we fail to meet any of Nasdaq's listing standards, our securities may be delisted. Nasdaq requires that the trading price of its listed stocks remain above one dollar for the stock to remain listed. If a listed stock trades below one dollar for more than 30 consecutive trading days, then it is subject to delisting from Nasdaq.

While our stock has been trading above $1 per share, the stock price may trade below $1 per share in the future. In addition, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director and committee independence requirements, minimum stockholders' equity, and certain corporate governance requirements. If we are unable to satisfy these requirements or standards, we could be subject to delisting which would have a negative effect on the price of our common stock and would impair an investor's ability to sell or purchase our common stock. In the event of a delisting, we would expect to take actions to restore our compliance with the listing requirements, but we can provide no assurance that any such action would allow our common stock to become listed again, stabilize the market price, improve the liquidity of our common stock, or prevent future non-compliance with the listing requirements. A delisting of our securities from Nasdaq may materially impair our stockholders' ability to buy and sell our securities and could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities.

Our Board of Directors may authorize and issue shares of new classes of stock that could adversely affect current holders of our common stock.

Our Board of Directors has the power to authorize and issue shares of classes of stock, including preferred stock that have voting powers, designations, preferences, limitations and special rights, including preferred distribution rights, conversion rights, redemption rights and liquidation rights without further shareholder approval. These powers could adversely affect the rights of the holders of our common stock. In addition, our board could authorize the issuance of a series of preferred stock that has greater voting power than our common stock or that is convertible into our common stock, which could decrease the relative voting power of our common stock or result in dilution to our existing common stockholders.

Any of these actions could significantly adversely affect the investment made by holders of our common stock. In addition, holders of our common stock could receive less proceeds in connection with any future sale of the Company, in liquidation or on any other basis.

Our shares will be subordinate to all of our debts and liabilities which increases the risk that investors could lose their entire investment.

Our shares of common stock are equity interests that will be subordinate to all of our current and future indebtedness with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made to our shareholders.

The market price of our shares of common stock is subject to fluctuation.

The market prices of our shares may fluctuate significantly in response to a wide range of factors, many of which are beyond our control, including:

- The announcement and release of new products by our competitors
- Developments in our industry or target markets
- General market conditions including factors unrelated to our operating performance
- National or international economic or political events which result in a material effect on the stock market

The stock market has, from time to time, experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme market volatility in the price of our shares of common stock which could cause a decline in the value of our shares.

Multiple conversions and/or share-based Repayments of the Note held by Lind Global Asset Management XI LLC ("Lind"), if conducted during a decline in our market share price, may cause stockholders to suffer substantial dilution.

On February 10, 2025, we issued a Senior Secured Convertible Promissory Note (the "Note") in the amount of $16,500,000 to Lind. The Note is convertible by Lind from time to time at the *lower* of the fixed conversion price of $16.15 per share, or the "Repayment Share Price," which is defined as ninety percent (90%) of the average of the five (5) lowest daily VWAPs for our common stock during the twenty (20) trading days prior to the conversion date, subject to a floor price of $0.75 per share. Although we have the option to honor conversions of the Note with cash payment in lieu of issuing shares if the "Repayment Share Price" is below $16.15 per share, we may be unable or unwilling to do so. In addition, although the Note may be prepaid in whole upon 5 days' notice, Lind may, in the event of a repayment notice, convert up to 25% of principal amount due under the Note at the *lesser* of the Repayment Share Price (but only if the Repayment Share Price is equal to or greater than an applicable threshold) or the Conversion Price. Substantial or repeated conversions of the Note during a time when our market share price has declined could lead to the issuance of a large number of new shares of common stock, resulting in significant dilution to existing shareholders.

Future capital raises may dilute our existing stockholders' ownership and adversely impact the fair value of their investment.

If we raise additional capital by issuing equity securities, our existing stockholders' percentage ownership may decrease, and these stockholders may experience substantial dilution. If we raise additional funds by issuing debt instruments, these debt instruments could impose significant restrictions on our operations including liens on our assets. If we raise additional funds through collaborations and licensing arrangements, we may be required to relinquish some rights to our technologies or products, or to grant licenses on terms that are not favorable to us or could diminish the rights of our stockholders. Any of these developments could adversely impact our stock price.

Risks Related to Regulatory Matters

The drone industry is subject to various laws and government regulations which could complicate and delay our ability to introduce products, maintain compliance, and avoid violations which could negatively impact our financial condition and results of operations.

We operate in the drone industry which is a highly regulated environment in the US and international markets. Federal, state, and local governmental entities and foreign governments may regulate aspects of the industry, including the production or distribution of our products, software or services. These regulations may include accounting standards, taxation requirements, product safety, trade restrictions, environmental regulations, products directed toward children or hobbyists, and other administrative and regulatory restrictions. While we endeavor to take all the steps necessary to comply with these laws and regulations, there can be no assurance that we can maintain compliance on a continuing basis. Failure to comply could result in monetary liabilities and other sanctions which could increase our costs or decrease our revenue resulting in a negative impact on our business, financial condition and results of operations.

Our business and products are subject to government regulation, and we may incur additional compliance costs or be forced to suspend or cease operations if we fail to comply.

We must comply with a wide variety of laws, regulations, standards and other requirements governing, among other things, electrical safety, wireless emissions, health and safety, e-commerce, consumer protection, export and import requirements, hazardous materials usage, product-related energy consumption, packaging, recycling and environmental matters. Compliance with these laws, regulations, standards, and other requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction (including from country to country), further increasing the cost of compliance and doing business. Our products may require regulatory approvals or satisfaction of other regulatory concerns in the various jurisdictions in which they are manufactured, sold or both. These requirements create procurement and design challenges that require us to incur additional costs identifying suppliers and manufacturers who can obtain and produce compliant materials, parts and products. Failure to comply with such requirements can subject us to liability, additional costs, and reputational harm and, in extreme cases, force us to recall products or prevent us from selling our products in certain jurisdictions. If there is a new regulation, or change to an existing regulation that significantly increases our costs of manufacturing or causes us to significantly alter the way that we manufacture our products, this would have a material adverse effect on our business, financial condition and results of operations. Additionally, while we have implemented policies and procedures designed to ensure compliance with applicable laws and regulations, there can be no assurance that our employees, contractors, and agents will not violate such laws and regulations or our policies and procedures.

Our products must comply with certain requirements of the U.S. Federal Communications Commission ("FCC") regulating electromagnetic radiation in order to be sold in the United States and with comparable requirements of the regulatory authorities of the European Union ("EU"), Japan, China and other jurisdictions. Our first-person view products include wireless radios and receivers which require additional emission testing. We are also subject to various environmental laws and governmental regulations related to toxic, volatile, and other hazardous chemicals used in the third-party components incorporated into our products, including the Restriction of Certain Hazardous Substances Directive (the "RoHS Directive") and the EU Waste Electrical and Electronic Equipment Directive (the "WEEE Directive"), as well as the implementing legislation of the EU member states. This directive restricts the distribution of products within the EU that exceed very low maximum concentration amounts of certain substances, including lead. Similar laws and regulations have been passed or are pending in China, Japan, and numerous countries around the world and may be enacted in other regions, including in the United States. We are, or may in the future be, subject to these laws and regulations.

Our products may be subject to new domestic and international requirements. Compliance with regulations enacted in the future could substantially increase our cost of doing business or otherwise have a material adverse effect on our results of operations and our business. Failure to comply with regulations in the future could result in the imposition of fines or in the suspension or cessation of our operations or sales in the applicable jurisdictions. Any such failure to comply with regulations may also result in our not being permitted, or limit our ability, to ship our products which would adversely affect our revenue and ability to achieve or maintain profitability.

Although we encourage our contract manufacturers and major component suppliers to comply with the supply chain transparency requirements, such as the RoHS Directive, we cannot provide assurance that our manufacturers and suppliers consistently comply with these requirements. In addition, if there are changes to these or other laws or if new related laws are passed in other jurisdictions, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs or disrupt our operations or logistics.

The WEEE Directive requires electronic goods producers to be responsible for the collection, recycling and treatment of such products. Changes in interpretation of the directive may cause us to incur costs or have additional regulatory requirements to meet in the future in order to comply with this directive, or with any similar laws adopted in other jurisdictions. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, substantial product inventory write-offs, reputational damage, penalties and other sanctions which could harm our business and financial condition. We also expect that our products will be affected by new environmental laws and regulations on an ongoing basis. To date, our expenditures for environmental compliance have not had a material impact on our results of operations or cash flows. Although we cannot predict the future impact of such laws or regulations, they will likely result in additional costs and may require us to change the content of our products or how they are manufactured. These developments could have a material adverse effect on our business and financial condition.

Our results of operations may suffer if we are not able to successfully manage our exposure to foreign exchange rate risks.

A substantial majority of our sales and cost of components are denominated in U.S. dollars. As our business grows, more of our sales and production costs may be denominated in other currencies. Where such sales or production costs are denominated in other currencies, they are converted to U.S. dollars for the purpose of calculating any sales or costs to us. Our sales may decrease as a result of any appreciation of the U.S. dollar against these other currencies.

Most of our current expenditures are incurred in U.S. dollars and many of our components come from countries that currently base their currency against the U.S. dollar. If the exchange rates change adversely or are allowed to increase, then additional U.S. dollars will be required to fund our purchases of these components.

Although we do not currently enter into currency option contracts or engage in other hedging activities, we may do so in the future. There is no assurance that we will undertake any such hedging activities or that, if we do so, they will be successful in reducing the risks associated with our exposure to foreign currency fluctuations.

Our international operations, including the use of foreign contract manufacturers, subjects us to international operational, financial, legal, political and public health risks which could harm our operating results.

A substantial part of our operations, including manufacturing of certain components used in our products, are outside of the United States and many of our customers and suppliers have some or all of their operations in countries other than the United States. Risks associated with conducting business outside of the United States include:

- compliance burdens and costs associated with a wide variety of foreign laws and regulations, particularly labor and environmental, that govern our operations in those countries;

- legal uncertainties regarding foreign taxes, tariffs, border taxes, quotas, and export controls,

- export licenses, import controls and other trade barriers;

- economic instability and high levels of inflation in certain countries where our suppliers are located and

- customers, particularly in the Asia-Pacific region, causing delays or reductions in orders for their products and therefore our sales;

- political or public health instability, including global pandemics, in the countries in which our suppliers operate;

- changes or volatility in currency exchange rates;

- difficulties in collecting accounts receivable and longer accounts receivable payment cycles; and

- Any of these factors could harm our own, our suppliers' and our customers' international operations and businesses and impair our and/or their ability to continue expanding into international markets.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act or similar anti-bribery laws in other jurisdictions in which we operate.

The global nature of our business creates various domestic and local regulatory challenges and subject us to risks associated with our international operations. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery and anticorruption laws may conflict with local customs and practices. Our global operations require us to import from several countries which geographically expands our compliance obligations. In addition, changes in such laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition, and results of operations.

The U.S. Foreign Corrupt Practices Act (FCPA) and similar anti-bribery and anticorruption laws in other jurisdictions prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As a result, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We are subject to governmental export and import controls, and economic sanctions laws that could subject us to liability and impair our ability to compete in international markets.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies. Our products are subject to U.S. export controls, including the Commerce Department's Export Administration Regulations and various economic and trade sanction regulations established by the Treasury Department's Office of Foreign Assets Controls. Exports of our products must be made in compliance with these laws. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of products and services to countries, governments, and persons targeted by U.S. sanctions. Even though we take precautions to prevent our products from being provided to targets of U.S. sanctions, our products could be provided to those targets or provided by our customers despite such precautions. Any such provision could have negative consequences, including government investigations, penalties, and reputational harm. Our failure to obtain required import or export approval for our products could harm our international and domestic sales and adversely affect our revenue.

Changes in trade policy in the United States and other countries may have adverse impacts on our business, results of operations and financial condition.

The U.S. government has indicated its intent to alter its approach to international trade policy through the renegotiation, and potential termination, of certain trade agreements and treaties with China, countries in EMEA and other countries. These changes could include the imposition of additional tariffs on a wide range of products. Policy changes in the United States or other countries, such as the tariffs already proposed, implemented, and threatened, present risks for us. Tariffs already announced and implemented are having an adverse effect on certain of our products, tariffs announced but not yet implemented may have an adverse effect on many of our products, and threatened tariffs could adversely affect more or all of our products. There are also risks associated with retaliatory tariffs and resulting trade wars. We cannot predict future trade policy, the terms of any renegotiated trade agreements or treaties, or tariffs and their impact on our business. A trade war could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States or other countries increase the price of, or limit the amount of, our products or components or materials used in our products imported into the United States or other countries, or create adverse tax consequences, the sales, cost or gross profit of our products may be adversely affected and the demand from our customers for products and services may be diminished. Uncertainty surrounding international trade policy and disputes and protectionist measures could also have an adverse effect on consumer confidence and spending. If we deem it necessary to alter all or a portion of our activities or operations in response to such policies, agreements or tariffs, our capital and operating costs may increase. Our ongoing efforts to address these risks may not be effective and may have long-term adverse effects on our operations and operating results that we may not be able to reverse. Such efforts may also take time to implement or to have an effect, and may result in adverse quarterly financial results or fluctuations in our quarterly financial results. As a result, changes in international trade policy, changes in trade agreements and tariffs could adversely affect our business, results of operations and financial condition.

We may collect, store, process and use the personal information of our customers which subjects us to governmental regulation related to privacy, information security and data protection. Any cybersecurity breaches or our failure to comply with such legal obligations by us, or by our third-party service providers or partners, could harm our business.

We may collect, store, process and use the personally identifiable information of our customers and other data in our transactions with them. We also rely on third parties that are not directly under our control to do so as well. While we take reasonable measures to protect the security, integrity and confidentiality of the personal information and other sensitive information we collect, store or transmit, we cannot guarantee that inadvertent or unauthorized use or disclosure will not occur, or that third parties will not gain unauthorized access to this information. While our privacy policies currently prohibit such activities, our third-party service providers or partners may engage in such activity without our knowledge or consent. If we or our third- party service providers were to experience a breach, disruption or failure of systems compromising our customers' data, or if one of our third-party service providers or partners were to access our customers' personal data without our authorization, our brand and reputation could be adversely affected, use of our products could decrease, and we could be exposed to a risk of loss, litigation and regulatory proceedings.

Regulatory scrutiny of privacy, data collection, use of data and data protection is intensifying globally, and the personal information and other data we collect, store, process and use is increasingly subject to legislation and regulations in numerous jurisdictions around the world, especially in Europe. These laws often develop in ways we cannot predict and may materially increase our cost of doing business, particularly as we expand the nature and types of products we offer.

Data protection legislation is becoming increasingly common in the United States at both the federal and state level. For example, in 2020, the State of California implemented the California Consumer Privacy Act of 2018 (the "CCPA"). The CCPA requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of certain data sharing with third parties and provides a new cause of action for data breaches. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination and security of data. The burdens of compliance imposed by the CCPA (and other similar laws that may be enacted at the federal and state level) may require us to modify our data processing practices and policies and/or to incur substantial expenditures.

Risks Related to Intellectual Property

Our products could infringe on the intellectual property rights of others.

Companies in the electronics, wireless communications, semiconductor, IT, and display industries steadfastly pursue and protect intellectual property rights, often resulting in considerable and costly litigation to determine the validity of patents and claims by third parties of infringement of patents or other intellectual property rights. Our products could be found to infringe on the intellectual property rights of others. Other companies may hold or obtain patents or inventions or other proprietary rights in technology necessary for our business. Periodically, other companies inquire about our products and technology in their attempts to assess whether we violate their intellectual property rights. If we are forced to defend against infringement claims, we may face costly litigation, diversion of technical and management personnel, and product shipment delays, even if the allegations of infringement are unwarranted. If there is a successful claim of infringement against us and we are unable to develop non-infringing technology or license the infringed or similar technology on a timely basis, or if we are required to cease using one or more of our business or product names due to a successful trademark infringement claim against us, it could adversely affect our business.

Our intellectual property rights and proprietary rights may not adequately protect our products.

Our commercial success will depend substantially on the ability to obtain patents and other intellectual property rights and maintain adequate legal protection for products in the United States and other countries. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets. As of the date of this filing, we own 34 granted United States and foreign patents and 13 pending United States and foreign patent applications. The U.S. patents and patent applications include claims to, among other things, a drone, a printed circuit board, and head-mounted display technology. We apply for patents covering our products, services, technologies, and designs as we deem appropriate. We may fail to apply for patents on important products, services, technologies or designs in a timely fashion, or at all. We do not know whether any of our patent applications will result in the issuance of any patents. Even if patents are issued, they may not be sufficient to protect our products, services, technologies, or designs. Our existing and future patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty. Moreover, we cannot be certain whether:

- we were the first to conceive, reduce to practice, invent, or file the inventions covered by each of our issued patents and pending patent applications;
- others will independently develop similar or alternative products, technologies, services or designs or duplicate any of our products, technologies, services or designs;
- any patents issued to us will provide us with any competitive advantages, or will be challenged by third parties;
- we will develop additional proprietary products, services, technologies or designs that are patentable; or
- the patents of others will have an adverse effect on our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things: operational risks, intellectual property theft, fraud, extortion, harm to employees or customers and violation of data privacy or security laws. To mitigate the threat to our business, we take a comprehensive approach to cybersecurity risk management. The Company's Board of Directors as well as its Director of Information Technology and Chief Financial Officer are actively involved in the oversight of our risk management program, of which cybersecurity represents an important component. We have established policies, standards, processes, and practices for assessing, identifying, managing and mitigating material risks from cybersecurity threats.

Risk Assessment and Management

We rely on a multidisciplinary team, including our information security function, management, and third-party service providers to identify, assess, remediate and manage cybersecurity threats and risks. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile using various methods including, for example, manual and automated tools, subscribing to reports and services that identify cybersecurity threats, analyzing reports of threats and threat actors, conducting scans of the threat environment, utilizing internal and external audits, and conducting threat and vulnerability assessments.

At least annually, we review our security controls and address information security vulnerabilities, conduct security testing, and assess our external sources for their security risk (e.g., security incidents, data security, security controls, third parties, etc.). The results of the assessment are used to drive alignment and prioritization of initiatives to enhance our security posture, improve security processes, and to manage a broader enterprise-level risk program that is presented to the Board of Directors, the Audit Committee, and members of management.

The Company maintains various technical, physical, and organizational measures, processes, standards, and policies designed to manage and mitigate material risks from cybersecurity threats against our information systems and data. These include:

- incident detection and response

- vulnerability management
- disaster recovery plans
- internal controls within our accounting and financial reporting functions
- encryption of data
- network security controls
- access controls
- physical security
- asset management
- systems monitoring
- vendor risk management program
- employee training.

Notwithstanding the approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on the Company. Refer to Item 1A for a discussion of cybersecurity risks.

Governance

Our Board of Directors is responsible for overseeing our enterprise risk management activities, and each of our Board committees assists the Board in the role of risk oversight. The full Board receives an update on the Company's risk management process and the risk trends related to cybersecurity at least annually. The Audit Committee specifically assists the Board of Directors in its oversight of risks related to cybersecurity.

ITEM 2. PROPERTIES

We lease all properties where our business is operated. We believe that these properties are adequate for the purposes for which they are used. All leases are with unaffiliated third parties. We believe that the loss of any lease would not have a material adverse effect on our operations, as we believe that we could identify and lease comparable facilities upon approximately equivalent terms. The Company has the following operating leases for real estate locations where it operates:

Location	Monthly Rent	Expiration
South Salt Lake, Utah	$ 23,340	December 2030
Santa Monica, California	$ 16,697	June 2025
San Juan, Puerto Rico	$ 6,186	June 2027
Grantsville, Utah	$ 1,250	December 2026

The South Salt Lake, Utah facility has approximately 22,000 square feet and is used for our manufacturing. The Santa Monica, California facility has approximately 14,616 square feet and is used for our manufacturing. The San Juan, Puerto Rico facility has approximately 3,600 square feet and is used for administrative purposes. The Grantsville, Utah property is approximately one acre and is used for drone flight operations and testing.

These lease agreements have remaining terms up to six years, including options to extend certain leases for up to six years.

The weighted average remaining lease term as of December 31, 2024 was 2.51 years. The Company used a discount rate of 12% to calculate its lease liability at December 31, 2024. Future lease payment obligations at December 31, 2024 were as follows:

Fiscal Year Ended:	
2025	$ 479,229
2026	391,593
2027	350,404
2028	315,233
2029	324,689
Thereafter	334,430
Total	$ 2,195,578

ITEM 3. LEGAL PROCEEDINGS

On September 29, 2022, we, and our wholly owned subsidiary Teal Drones, Inc., initiated a legal proceeding (the "Lawsuit") against Autonodyne LLC ("Autonodyne") and its principal equity owner Daniel Schwinn ("Schwinn"), in Delaware Chancery Court. The case is captioned as Red Cat Holdings, Inc., et al. v. Autonodyne LLC, et al., C.A. No. 2022-0878. The case arises from Autonodyne's unilateral purported termination of a software licensing agreement entered between Teal Drones and Autonodyne in May 2022. Before the defendants answered, we filed a First Amended Complaint on December 5, 2022, which the defendants moved to dismiss. The court partially granted that motion, dismissing the claims asserted against Autonodyne, but not against Schwinn. For jurisdictional reasons, the case subsequently was transferred to Delaware Superior Court. The Lawsuit alleges a cause of action against Schwinn for Tortious Interference with Contractual Relations and Prospective Contractual Relations, concerning a Software Licensing Agreement between Teal Drones and Autonodyne. No discovery or other significant developments in the Lawsuit have occurred.

On May 9, 2024, Autonodyne LLC filed a complaint against wholly-owned Red Cat subsidiary Teal Drones, Inc. in the Superior Court of the State of Delaware. The Complaint alleges a single cause of action, asserting that Teal breached a Software Licensing Agreement between it and Autonodyne (the "SLA") by disclosing confidential information contained in the SLA. Autonodyne alleges that it rightfully terminated the SLA, and at that point it became entitled to $8.25 million of accelerated payments, pursuant to section 14.4(e) of the SLA. Teal Drones has answered the Complaint, but no discovery has been served yet. As any litigation is subject to many uncertainties, it is not possible to predict the ultimate outcome of this claim or to estimate the loss, if any, which may result. Accordingly, the outcome of the claim is not yet determinable, and the extent to which an outflow of funds may be required to settle this possible obligation cannot be reliably determined. The Company plans to vigorously assert defenses to the complaint.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the Nasdaq Capital Market ("Nasdaq") under the symbol "RCAT".

The last reported sales price of our common stock on March 28, 2025 was $5.89.

Holders

As of March 28, 2025, there were 618 stockholders of record of our common stock.

Dividends

The Company has never paid dividends on its common stock and does not anticipate that it will pay dividends in the foreseeable future. It intends to use any future earnings for the expansion of its business. Any future determination of applicable dividends will be made at the discretion of the Board of Directors and will depend on the results of operations, financial condition, capital requirements and other factors deemed relevant.

Recent Sales of Unregistered Securities

From May 1, 2024 through December 31, 2024, we granted to certain directors and officers, employees, consultants and other service providers (i) restricted stock units for an aggregate of 2,447,599 shares of our common stock under our 2019 Equity Incentive Plan, which restricted stock units typically vest annually, 621,428 of these restricted stock units were forfeited by former executive officers in connection with their departure from the Company prior to vesting (ii) restricted stock units for an aggregate of 625,000 shares of our common stock under our 2024 Equity Incentive Plan, which restricted stock units typically vest annually; and (iii) options to purchase an aggregate of 642,500 shares of our common stock under our 2024 Equity Incentive Plan at exercise prices ranging from $2.69 to $4.02 per share. All awards were issued at no cost to the grantee.

To the extent such issuances are deemed to be "sold or offered", such sales and offers were made pursuant to Section 4(a)(2) and/or Rule 506 of Regulation D of the Securities Act because they did not involve a public offering. No underwriters or agents were involved in the foregoing grants and we paid no underwriting discounts or commissions. The securities are subject to transfer restrictions, and the certificates evidencing the securities will contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The securities were not registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

We did not repurchase any securities in the fourth quarter of the fiscal year covered by this Transition Report.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited consolidated financial statements and related notes and other financial data included elsewhere in this Transition Report on Form 10-KT. In addition to our historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information regarding forward-looking statements, please refer to the discussion above under the heading "Forward-Looking Statements."

Recent Developments

In September 2024, our Board of Directors approved a change in fiscal year end from April 30 to December 31, effective as of December 31, 2024.

Plan of Operations

Since April 2016, the Company's primary business has been to provide products, services, and solutions to the drone industry which it presently does through its four wholly owned subsidiaries. Beginning in January 2020, the Company expanded the scope of its drone products and services through four acquisitions, including:

A. In January 2020, we acquired Rotor Riot, a reseller of drones and related parts, primarily to the consumer marketplace through its digital storefront located at www.rotorriot.com. The total purchase price was $2.0 million. Rotor Riot was sold in February 2024 to Unusual Machines.

B. In November 2020, we acquired Fat Shark which sells consumer electronics products to the first-person view sector of the drone industry. Fat Shark's flagship products are headsets with a built-in display that allow a pilot to see a real-time video feed from a camera typically mounted on an aerial platform or drone. The total purchase price was $8.4 million. Fat Shark was sold in February 2024 to Unusual Machines.

C. In May 2021, we acquired Skypersonic, a provider of drone products and software solutions that enable drone inspection flights that can be executed by pilots anywhere in the world. Skypersonic powers drones to "Fly Anywhere" and "Inspect the Impossible". Its patented software and hardware solutions allow for inspection services in restricted spaces where GPS is denied or unavailable. The total purchase price was $2.8 million. Skypersonic's technology has been redirected to military applications and its operations consolidated into Teal.

D. In August 2021, we acquired Teal, a leader in providing sophisticated and complex unmanned aerial vehicle ("UAV") technology, primarily drones, to government and commercial enterprises, most notably, the military. Teal manufactures drones approved by the U.S. Department of Defense for reconnaissance, public safety, and inspection applications. The total purchase price was $10.0 million.

E. In September 2024, we acquired FlightWave Aerospace Systems Corporation, an industry-leading provider of VTOL drone, sensor and software solutions, under an Asset Purchase Agreement. As part of the acquisition, we created a new subsidiary, FW Acquisition Inc. for ongoing operations. The total purchase price was $14.0 million.

Discussion and Analysis of Eight Month Transition Period Ended December 31, 2024 compared to Eight Month Period Ended December 31, 2023 (unaudited)

Revenues

Consolidated revenues totaled $4,850,304 during the eight month transition period ended December 31, 2024 (or the "Transition Period") compared to $7,102,772 during the same period in 2023, representing a decrease of $2,252,468, or 32%. The decrease primarily related to lower product revenue and lower contract revenue as the Company has begun shifting manufacturing focus from the Teal 2 to the Black Widow. Product revenue totaled $3,963,864 during the Transition Period compared to $5,254,126 during the same period in 2023, representing a decrease of $1,290,262, or 25%. Contract revenue totaled $886,440 during the Transition Period compared to $1,848,646 during the same period in 2023, representing a decrease of $962,206, or 52%. Contract revenues are primarily sourced through government agencies and can fluctuate from period to period based on the timing of award deliverables and amendments.

Gross Profit

Consolidated gross loss totaled $1,356,074 during the Transition Period compared to gross profit $1,372,011 during the same period in 2023, representing a decrease of $2,728,085, or 199%. On a percentage basis, gross loss was 28% during the Transition Period compared to gross profit of 19% during the same period in 2023. The gross loss in the Transition Period was due to lower-than-planned manufacturing levels due to the transition to the Black Widow which resulted in higher relative overhead costs compared to the same period in 2023. Our manufacturing facility is presently producing drones at a lower level than it is designed for, and these lower production levels, combined with higher overhead costs, continue to result in lower than targeted gross margins.

Operating Expenses

Research and development expenses totaled $6,610,980 during the Transition Period compared to $4,695,663 during the same period in 2023, representing an increase of $1,915,317, or 41%. This increase is primarily related to higher payroll and supplies and materials expenses as we continued our focus on developing new products. Payroll expenses totaled $2,277,167 in the Transition Period compared to $1,865,012 during the same period in 2023, representing an increase of $412,155 or 22%. Supplies and materials expenses totaled $1,921,913 in the Transition Period compared to $1,459,427 during the same period in 2023, representing an increase of $462,486 or 32%.

Sales and marketing costs totaled $6,321,763 during the Transition Period compared to $2,950,936 during the same period in 2023, representing an increase of $3,370,827 or 114%. This increase was driven by higher payroll expenses due to an increased headcount and higher stock-based compensation expenses. Payroll expenses totaled $2,243,109 in the Transition Period compared to $982,582 during the same period in 2023, representing an increase of $1,260,527 or 128%. Stock-based compensation expenses totaled $1,040,260 in the Transition Period compared to $458,555 during the same period in 2023, representing an increase of $581,705 or 127%.

General and administrative expenses totaled $11,459,442 during the Transition Period compared to $7,812,673 during the same period in 2023, representing an increase of $3,646,769 or 47%. This increase was attributable to higher payroll expenses due to an increased headcount and higher stock-based compensation expenses. Payroll expenses totaled $3,195,864 in the Transition Period compared to $2,083,783 during the same period in 2023, representing an increase of $1,112,081 or 53%. Stock-based compensation expenses totaled $2,820,940 in the Transition Period compared to $1,883,389 during the same period in 2023, representing an increase of $937,551 or 50%.

During the Transition Period, we incurred stock-based compensation costs of $4,103,034 compared to $2,498,445 in the same period in 2023, resulting in an increase of $1,604,589 or 64%.

Other Income

Other expense totaled $17,772,662 during the Transition Period compared to $808,912 during the same period in 2023, representing an increase of $16,963,750 or more than 20 times. This increase primarily was caused by the convertible note payable fair value adjustment of $13,120,940. This adjustment was due to changes in the fair value of the convertible notes payable related to updated assumptions and estimates including stock price, which increased from $3.06 at the time of initial valuation to $12.85 as of December 31, 2024. Additionally, the Transition Period included a loss on sale of equity method investment of $4,008,357 which was not present in the same period in 2023.

Net Loss

Net loss from continuing operations totaled $43,613,971 during the Transition Period compared to $14,896,173 during the same period in 2023, resulting in an increase of $28,717,798 or 193%.

Discussion and Analysis of the year ended April 30, 2024 compared to the year ended April 30, 2023

Revenues

Consolidated revenues totaled $17,836,382 during the year ended April 30, 2024 (or the "2024 period") compared to $4,620,834 during the year ended April 30, 2023 (or the "2023 period") representing an increase of $13,215,548, or 286%. The increase primarily related to higher product revenue related to the launch of the Teal 2 in April 2023. Product revenue totaled $13,588,372 during the 2024 period compared to $3,012,470 during the 2023 period representing an increase of $10,575,902, or 351%. The increase in revenue also partially related to increased contract revenues during the 2024 period. Contract revenues totaled $4,173,005 during the 2024 period compared to $1,312,427 during the 2023 period, representing an increase of $2,860,578, or 218%. Contract revenues are primarily sourced through government agencies and can fluctuate from period to period based on the timing of award deliverables and amendments.

Gross Profit

Consolidated gross profit totaled $3,680,546 during the 2024 period compared to gross loss of $834,311 during the 2023 period representing an increase of $4,514,857, or 541%. On a percentage basis, gross profit was 21% during the 2024 period compared to negative 18% during the 2023 period. The percentage basis increase in gross profit in the 2024 period primarily related to obsolete inventory write-offs that occurred during the 2023 period. Additionally, lower manufacturing levels in the 2023 period resulted in higher relative overhead costs compared to the 2024 period. Our manufacturing facility is presently producing drones at a lower level than it is designed for, and these lower production levels, combined with higher overhead costs, continue to result in lower than targeted gross profits. As production levels increase, our fixed overhead costs, including labor, are expected to be allocated to a greater number of drones which is expected to drive our per-drone production costs lower and increase gross profits.

Operating Expenses

Research and development expenses totaled $6,266,129 during the 2024 period compared to $5,860,189 during the 2023 period, representing an increase of $405,940, or 7%. Supplies and materials expense totaled $2,017,979 in the 2024 period compared to $1,444,051 in the 2023 period. This increase of $573,928, or 40%, primarily related to increased efforts in developing new products and represented substantially all of the total increase in research and development costs.

Sales and marketing costs totaled $5,086,600 during the 2024 period compared to $4,077,685 during the 2023 period, representing an increase of $1,008,915 or 25%. The increase was driven by higher payroll expenses to support increased sales efforts of the Teal 2.

General and administrative expenses totaled $11,214,154 during the 2024 period compared to $12,738,725 during the 2023 period, representing a decrease of $1,524,571 or 12%. The decrease primarily related to lower professional fees.

During the 2024 period, we incurred stock-based compensation costs of $3,609,267 compared to $3,656,724 in the 2023 period, resulting in a decrease of $47,457 or 1%.

Other Income

Other expense totaled $2,227,360 during the 2024 period compared to $38,815 during the 2023 period, representing a decrease of $2,188,545 or more than 56 times. During the 2024 period, the divestiture of the Consumer segment resulted in a gain of $9,642,427, impairment of $11,353,875, and an equity method loss of $503,625. Additionally, during the 2024 period, the Company was awarded a manufacturing modernization grant from the State of Utah for $750,000 of which $675,000 is attributable to the 2024 period.

Net Loss from Continuing Operations

Net loss from continuing operations totaled $21,526,696 for the 2024 period compared to $26,376,643 for the 2023 period, resulting in a decrease of $4,849,947 or 18%. Total operating expenses totaled $21,556,758 for the 2024 period compared to $24,537,445 for the 2023 period. The decrease in operating expenses was offset by the increase in other expense. Higher gross profit is attributable to the decrease in net loss from continuing operations.

Results of Discontinued Operations

Net loss from discontinued operations totaled $2,525,933 for the 2024 period compared to $1,730,386 for the 2023 period, representing an increase of $795,547, or 46%. Net loss for Fat Shark totaled $1,365,707 for the 2024 period, compared to $543,962 for the 2023 period, representing an increase of $821,745 or 151%, and represents 103% of the total increase in net loss from discontinued operations. Fat Shark's results were adversely impacted by a charge of $1,244,920 during the 2024 period related to the write-off of excess quantities of Dominator inventory based on sales volumes. Net loss for Rotor Riot totaled $1,160,226 for the 2024 period compared to $1,186,424 for the 2023 period, representing a decrease of $26,198 or 2%.

Cash Flows

Operating Activities

Net cash used in operating activities was $20,535,977 during the Transition Period compared to net cash used in operating activities of $13,045,668 during the same period in 2023, representing an increase of $7,490,309 or 57%. Net cash used in operating activities was $17,720,317 during the 2024 period compared to net cash used in operating activities of $24,895,449 during the 2023 period, representing a decrease of $7,175,132 or 29%. The decreased use of cash primarily related to timing of accounts receivable receipts for government customers. Net cash used in operations, net of non-cash expenses, totaled $8,479,195 during the 2024 period, compared to $7,202,589 during the 2023 period, resulting in an increase of $1,276,606, or 18%. Net cash used related to changes in operating assets and liabilities totaled $4,672,816 during the 2024 period, compared to $5,721,395 during the 2023 period, representing a decrease of $1,048,579 or 18%. Changes in operating assets and liabilities can fluctuate significantly from period to period depending upon the timing and level of multiple factors, including inventory purchases, vendor payments, and customer collections.

Investing Activities

Net cash provided by investing activities was $4,236,445 during the Transition Period compared to net cash provided by investing activities of $12,601,293 during the same period in 2023, resulting in a decrease of $8,364,848 or 66%. Net cash provided by investing activities was $13,567,078 during the 2024 period compared to net cash provided by investing activities of $29,590,235 during the 2023 period, resulting in a decrease of $16,023,157 or 54%. Proceeds of $12,826,217 and $32,290,448 from the sale of marketable securities were used to fund operations during the 2024 period and the 2023 period, respectively.

Financing Activities

Net cash provided by financing activities totaled $19,386,660 during the Transition Period compared to net cash used in financing activities of $8,032,251 during the same period in 2023. Net cash provided by financing activities totaled $7,835,330 during the 2024 period compared to net cash used in financing activities of $633,550 during the 2023 period. Financing activities can vary from period to period depending upon market conditions, both at a macro-level and specific to the Company. During the fiscal 2024 period, the company received net proceeds from issuance of common stock of $8,395,600.

Liquidity and Capital Resources

At December 31, 2024, the Company reported current assets totaling $25,798,257, current liabilities totaling $4,178,650 and net working capital of $21,619,607. Cash totaled $9,154,297 at December 31, 2024. Inventory related balances, including pre-paid inventory, totaled $13,592,900.

Going Concern

We have never been profitable and have incurred net losses related to acquisitions, as well as costs incurred to pursue its long-term growth strategy. During the eight months ended December 31, 2024, we incurred a net loss of $43,613,971 and used cash in operating activities of $20,535,977. As of December 31, 2024, working capital totaled $21,619,607. These financial results and our financial position at December 31, 2024 raise substantial doubt about our ability to continue as a going concern. We have recently taken actions to strengthen our liquidity through additional financings. Additionally, in November 2024, the Company was selected as the winner of the U.S. Army's Short Range Reconnaissance (SRR) Program of Record which the Company is currently in negotiations regarding the initial purchase. We are currently in the process of scaling our production manufacturing facility to increase revenue and improve gross margins in hopes to increase cash flows from operations. We closed financings with proceeds of $7,681,000, $5,775,000, $14,432,880 in September 2024, November 2024, and February 2025, respectively. Additionally, our Form S-3 became effective on December 11, 2024. We are currently exploring options on obtaining additional equity financing which there can be no guarantee. Management has concluded that these recent positive developments alleviate any substantial doubt about our ability to continue our operations, and meet our financial obligations, for twelve months from the date these consolidated financial statements are issued.

Critical Accounting Estimates

Our financial statements and accompanying notes have been prepared in accordance with GAAP applied on a consistent basis. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. A complete summary of these policies is included in the notes to our financial statements. In general, management's estimates are based on historical experience, information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Significant estimates reflected in these financial statements include those used to (i) complete purchase price accounting for acquisitions, (ii) evaluate long-term assets, including goodwill, for impairment, (iii) evaluate inventory reserves for excess and obsolescence and (iv) determine valuations of convertible notes payable and warrants.

In addition to our critical accounting estimates and polices below, refer to "Note 2 – Summary of Significant Accounting Policies" for further information.

Purchase Price Accounting – We record our acquisitions under the acquisition method of accounting, under which most of the assets acquired and liabilities assumed are initially recorded at their respective fair values and any excess purchase price is reflected as goodwill. We utilize management estimates and, in some instances, independent third-party valuation firms to assist in determining the fair values of assets acquired, liabilities assumed and contingent consideration, if any. Such estimates and valuations require us to make significant assumptions, including projections of future events and operating performance.

The fair value of brand name, backlog, customer relationships and proprietary technology acquired in our acquisitions are determined using various valuation methods, based on a number of significant assumptions. We determine which assets have finite lives and then determine the estimated useful life of finite assets. The carrying value of brand name is not being amortized but is reviewed quarterly and formally evaluated at year end for impairment. Backlog, customer relationships and proprietary technology are being amortized over seven years.

The estimated fair values are subject to change during the measurement period, which is limited to one year subsequent to the acquisition date.

Goodwill and Long-lived Assets – Goodwill represents the future economic benefit arising from other assets acquired in an acquisition that are not individually identified and separately recognized. We test goodwill for impairment in accordance with the provisions of *ASC 350, Intangibles – Goodwill and Other,* ("ASC 350"). Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform an impairment test. The impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired. If, however, the fair value of the reporting unit is less than book value, then an impairment loss is recognized in an amount equal to the amount that the book value of the reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The estimate of fair value of a reporting unit is computed using either an income approach, a market approach, or a combination of both. Under the income approach, we utilize the discounted cash flow method to estimate the fair value of a reporting unit. Significant assumptions inherent in estimating the fair values include the estimated future cash flows, growth assumptions for future revenues (including gross profit, operating expenses, and capital expenditures), and a rate used to discount estimated future cash flow projections to their present value based on estimated weighted average cost of capital (i.e., the selected discount rate). Our assumptions are based on historical data, supplemented by current and anticipated market conditions, estimated growth rates, and management's plans. Under the market approach, fair value is derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate and consider risk profiles, size, geography, and diversity of products and services.

Inventories – We measure inventory at the lower of cost or net realizable value considering judgments and estimates related to future customer demand and other market conditions. Although we believe these estimates are reasonable, any significant changes in customer demand that are less favorable than our previous estimates may require additional inventory write-downs and would be reflected in cost of sales resulting in a negative impact to our gross margin in that period.

Convertible Notes Payable –We measure convertible notes payable at fair value based on significant inputs not observable in the market, which causes them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the convertible notes payable relate to updated assumptions and estimates are recognized as a convertible notes payable fair value adjustment within the consolidated statements of operations and comprehensive loss.

In determining the fair value of the convertible notes payable, we use a market-based approach. The valuation method utilizes a negotiated discount rate and a market yield rate which are unobservable inputs.

An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

Warrants – The fair value of the warrants issued is estimated using a Monte Carlo simulation model. The significant unobservable inputs for the Monte Carlo model include the stock price, exercise price, risk-free rate of return, time to expiration, and the volatility. An increase or decrease in the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

Recently Issued Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have a material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide this information.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

RED CAT HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Red Cat Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Red Cat Holdings, Inc. (the "Company") as of December 31, 2024, and April 30, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for the eight months ended December 31, 2024, and for the years ended April 30, 2024 and 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and April 30, 2024 and 2023, and the results of its operations and its cash flows for the eight months ended December 31, 2024, and for the years ended April 30, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Purchase Price Allocation / Valuation of Goodwill and Intangibles

As discussed in Note 8 to the financial statements, the Company completed its acquisition of Flightwave Technologies, Inc. resulting in the recording of significant amounts of goodwill and intangible assets.

We identified the purchase price allocation related to this acquisition as a critical audit matter due to the significant estimates and assumptions management used in determining the fair value of goodwill and intangible assets acquired. The Company used the income approach to measure the customer backlog, customer relationships, developed technology, and trade name intangible assets, which involved significant management judgment with respect to forecasted revenue growth rates, profit margins, royalty rates, discount rates, tax rates and the determination of useful lives. Performing audit procedures to evaluate the reasonableness of these estimates and assumptions required a high degree of auditor judgment and increased audit effort.

Our audit procedures related to the Company's valuation of goodwill and intangible assets for the businesses acquired included the following, among others:

We evaluated the purchase price allocation performed by the third-party valuation specialist engaged by management. Our procedures included evaluating the professional qualifications and objectivity of the specialist, assessing the appropriateness of the valuation methodologies used, and testing the completeness and accuracy of the underlying data provided to the specialist. We evaluated the reasonableness of key assumptions, including forecasted revenue growth rates, profit margins, customer attrition rates, and discount rates by comparing them to relevant industry benchmarks, market data, and the Company's historical performance. Additionally, we assessed the consistency of these assumptions with the Company's strategic plans and other information obtained during our audit. We also performed sensitivity analyses on significant assumptions to evaluate how changes would impact the fair value measurements of the acquired intangible assets and resulting goodwill. In addition, we evaluated the estimated useful life.

Recoverability of Inventory

The Company's inventories totaled approximately $13 million as of December 31, 2024. As discussed in Note 2 to the financial statements, the Company records an allowance for excess and obsolete inventory based on historical experience and anticipated future demand.

We identified the valuation of excess and obsolete inventory reserves as a critical audit matter because estimating the reserve involves significant management judgment about future product demand and market conditions. This required a high degree of auditor judgment, subjectivity and effort in evaluating the reasonableness of management's assumptions, including product life cycles, technological changes, and market acceptance of products.

Our audit procedures included evaluating management's methodology and key assumptions for inventory impairment assessment, testing underlying data for completeness and accuracy. We examined historical sales alongside forecasted demand, investigated alternative inventory uses, and assessed the impact of external market conditions. We obtained management's identification process for slow-moving and obsolete items and performed our own analysis. Based on these procedures, we concluded that management's inventory valuation estimates were reasonable within the context of the financial statements as a whole.

/s/ dbbmckennon, PCAOB No 3501
We have served as the Company's auditor since 2024.
Newport Beach, California
March 31, 2025

RED CAT HOLDINGS, INC.
Consolidated Balance Sheets

	December 31, 2024	April 30, 2024	April 30, 2023
ASSETS			
Current assets			
Cash	$ 9,154,297	$ 6,067,169	$ 3,173,649
Marketable securities	—	—	12,814,038
Accounts receivable, net	489,316	4,361,090	719,862
Inventory	12,950,941	8,007,237	8,920,573
Other	3,203,703	3,962,053	1,263,735
Current assets of discontinued operations	—	—	5,283,155
Total current assets	25,798,257	22,397,549	32,175,012
Goodwill	17,671,065	9,088,550	17,012,832
Intangible assets, net	8,453,068	3,794,389	6,893,115
Equity method investee	—	5,142,500	—
Note receivable	—	4,000,000	—
Property and equipment, net	1,880,709	2,340,684	2,650,358
Other	309,823	293,126	303,180
Operating lease right-of-use assets	1,491,345	1,480,814	1,600,434
Long-term assets of discontinued operations	—	—	108,397
Total long-term assets	29,806,010	26,140,063	28,568,316
TOTAL ASSETS	**$ 55,604,267**	**$ 48,537,612**	**$ 60,743,328**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 2,049,519	$ 1,580,422	$ 1,392,550
Accrued expenses	1,240,115	1,069,561	409,439
Debt obligations - short term	350,000	751,570	922,138
Customer deposits	227,484	53,939	155,986
Operating lease liabilities	311,532	195,638	159,423
Current liabilities of discontinued operations	—	—	1,010,501
Total current liabilities	4,178,650	3,651,130	4,050,037
Operating lease liabilities	1,306,064	1,321,952	1,481,967
Debt obligations - long term	—	—	401,569
Long-term liabilities of discontinued operations	—	—	41,814
Total long-term liabilities	1,306,064	1,321,952	1,925,350
Total liabilities	5,484,714	4,973,082	5,975,387
Commitments and contingencies			
Stockholders' equity			
Series B preferred stock - shares authorized 4,300,000; issued and outstanding 4,676, 4,676 and 986,676	47	47	9,867
Common stock - shares authorized 500,000,000; issued and outstanding 85,215,136, 74,289,351 and 54,568,065	85,215	74,289	54,568
Additional paid-in capital	174,778,994	124,616,305	112,642,726
Accumulated deficit	(124,744,703)	(81,130,732)	(57,078,103)
Accumulated other comprehensive income (loss)	—	4,621	(861,117)
Total stockholders' equity	50,119,553	43,564,530	54,767,941
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 55,604,267**	**$ 48,537,612**	**$ 60,743,328**

See accompanying notes.

RED CAT HOLDINGS, INC.
Consolidated Statements of Operations

	For the Eight Months Ended December 31, 2024	For the Year Ended April 30, 2024	For the Year Ended April 30, 2023
Revenues	$ 4,850,304	$ 17,836,382	$ 4,620,834
Cost of goods sold	6,206,378	14,155,836	5,455,145
Gross (loss) profit	(1,356,074)	3,680,546	(834,311)
Operating Expenses			
Research and development	6,610,980	6,266,129	5,860,189
Sales and marketing	6,321,763	5,086,600	4,077,685
General and administrative	11,459,442	11,214,154	12,738,725
Impairment loss	93,050	412,999	2,826,918
Total operating expenses	24,485,235	22,979,882	25,503,517
Operating loss	(25,841,309)	(19,299,336)	(26,337,828)
Other (income) expense			
Convertible note payable fair value adjustment	13,120,940	—	—
Investment loss (income), net	—	651,943	(82,798)
Interest (income) expense, net	(56,628)	68,609	122,004
Loss on sale of equity method investment	4,008,357	—	—
Gain on divestiture of consumer segment	—	(9,642,427)	—
Impairment on equity method investment	—	11,353,875	—
Equity method loss	734,143	503,625	—
Other, net	(34,150)	(708,265)	(391)
Other expense	17,772,662	2,227,360	38,815
Net loss from continuing operations	(43,613,971)	(21,526,696)	(26,376,643)
Loss from discontinued operations	—	(2,525,933)	(1,730,386)
Net loss	$ (43,613,971)	$ (24,052,629)	$ (28,107,029)
Other comprehensive loss:			
Change in foreign currency translation adjustments	(4,621)	1,573	(974)
Unrealized gain on marketable securities	—	864,165	610,129
Other comprehensive loss	$ (43,618,592)	$ (23,186,891)	$ (27,497,874)
Loss per share - basic and diluted			
Continuing operations	$ (0.57)	$ (0.36)	$ (0.49)
Discontinued operations	—	(0.04)	(0.03)
Loss per share - basic and diluted	$ (0.57)	$ (0.40)	$ (0.52)
Weighted average shares outstanding - basic and diluted	77,039,869	60,118,675	53,860,199

See accompanying notes.

RED CAT HOLDINGS, INC.
Consolidated Statements of Shareholders' Equity

	Series B Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Equity
	Shares	Amount	Shares	Amount				
Balances, April 30, 2022......................	986,676	$ 9,867	53,748,735	$ 53,749	$109,471,010	$ (28,971,074)	$ (1,470,272)	$ 79,093,280
Stock based compensation......................	—	—	—	—	3,656,724	—	—	3,656,724
Vesting of restricted stock units	—	—	779,498	779	(523,606)	—	—	(522,827)
Shares issued for services......................	—	—	39,832	40	38,598	—	—	38,638
Unrealized gain on marketable securities..	—	—	—	—	—	—	610,129	610,129
Currency translation adjustments	—	—	—	—	—	—	(974)	(974)
Net loss	—	—	—	—	—	(28,107,029)	—	(28,107,029)
Balances, April 30, 2023......................	986,676	$ 9,867	54,568,065	$ 54,568	$112,642,726	$ (57,078,103)	$ (861,117)	$ 54,767,941
Stock based compensation......................	—	—	—	—	3,609,267	—	—	3,609,267
Vesting of restricted stock units	—	—	446,717	447	(33,701)	—	—	(33,254)
Conversion of preferred stock	(982,000)	(9,820)	818,334	818	9,002	—	—	—
Issuance of common stock through ATM facility, net..	—	—	53,235	53	9,159	—	—	9,212
Exercise of stock options	—	—	3,000	3	2,652	—	—	2,655
Public offering, net of $804,400 of issuance costs	—	—	18,400,000	18,400	8,377,200	—	—	8,395,600
Unrealized gain on marketable securities..	—	—	—	—	—	—	864,165	864,165
Currency translation adjustments	—	—	—	—	—	—	1,573	1,573
Net loss	—	—	—	—	—	(24,052,629)	—	(24,052,629)
Balances, April 30, 2024......................	4,676	$ 47	74,289,351	$ 74,289	$124,616,305	$ (81,130,732)	$ 4,621	$ 43,564,530
Stock based compensation......................	—	—	—	—	4,103,034	—	—	4,103,034
Vesting of restricted stock units	—	—	1,030,357	1,030	(864,350)	—	—	(863,320)
Exercise of warrants	—	—	1,795,835	1,796	4,973,203	—	—	4,974,999
Exercise of stock options	—	—	2,475,242	2,475	1,379,487	—	—	1,381,962
Acquisition of FlightWave	—	—	3,364,821	3,365	13,996,635	—	—	14,000,000
Conversion of convertible notes into common stock	—	—	2,259,530	2,260	26,574,680	—	—	26,576,940
Currency translation adjustments	—	—	—	—	—	—	(4,621)	(4,621)
Net loss	—	—	—	—	—	(43,613,971)	—	(43,613,971)
Balances, December 31, 2024	4,676	$ 47	85,215,136	$ 85,215	$174,778,994	$(124,744,703)	$ —	$ 50,119,553

See accompanying notes.

RED CAT HOLDINGS, INC.
Consolidated Statements of Cash Flows

	For the Eight Months Ended December 31, 2024	For the Year Ended April 30, 2024	For the Year Ended April 30, 2023
Cash Flows from Operating Activities			
Net loss	$ (43,613,971)	$ (24,052,629)	$ (28,107,029)
Net loss from discontinued operations	—	(2,525,933)	(1,730,386)
Net loss from continuing operations	(43,613,971)	(21,526,696)	(26,376,643)
Adjustments to reconcile net loss to net cash from operations:			
Stock based compensation - options	1,210,193	2,619,501	1,617,982
Stock based compensation - restricted units	2,892,841	989,766	2,038,742
Common stock issued for services	—	—	38,638
Amortization of intangible assets	789,321	854,311	654,527
Realized loss from sale of marketable securities	—	851,986	296,012
Depreciation	623,530	568,813	311,545
Payments of taxes related to equity transactions	(838,589)	(33,254)	(581,775)
Gain on divestiture of consumer segment	—	(9,642,427)	—
Loss on sale of equity method investment and note receivable	4,008,357	—	—
Impairment on equity method investment	—	11,353,875	—
Equity method loss	734,143	503,625	—
Impairment on goodwill and intangible assets	93,050	412,999	2,826,918
Convertible note payable fair value adjustment	13,120,940	—	—
Changes in operating assets and liabilities			
Accounts receivable	3,871,774	(3,641,228)	(288,986)
Inventory	(4,646,074)	913,336	(5,707,525)
Other	811,133	(2,688,264)	559,660
Operating lease right-of-use assets and liabilities	59,769	(4,180)	25,733
Customer deposits	(22,931)	(102,047)	(136,628)
Accounts payable	467,918	187,872	434,803
Accrued expenses	(97,381)	661,695	(608,452)
Net cash used in operating activities of continuing operations	(20,535,977)	(17,720,317)	(24,895,449)
Cash Flows from Investing Activities			
Proceeds from divestiture of consumer segment	—	1,000,000	—
Purchases of property and equipment	(163,555)	(259,139)	(2,450,213)
Proceeds from sale of marketable securities	—	12,826,217	32,290,448
Proceeds from sale of equity method investment and note receivable	4,400,000	—	—
Investment in SAFE agreement	—	—	(250,000)
Net cash provided by investing activities of continuing operations	4,236,445	13,567,078	29,590,235
Cash Flows from Financing Activities			
Proceeds from issuance of convertible notes payable, net of issuance costs	13,456,000	—	—
Proceeds from issuance of common stock:			
Public offering, net	—	8,395,600	—
ATM facility, net	—	9,212	—
Payments under debt obligations	(394,606)	(572,137)	(606,897)
Proceeds from exercise of stock options	1,350,267	2,655	—
Proceeds from exercise of warrants	4,974,999	—	—
Proceeds from related party obligations	—	—	13,404
Payments under related party obligations	—	—	(40,057)
Net cash provided by (used in) financing activities of continuing operations	19,386,660	7,835,330	(633,550)
Discontinued operations			
Operating activities	—	(875,227)	(4,885,746)
Investing activities	—	—	—
Financing activities	—	—	—
Net cash used in discontinued operations	—	(875,227)	(4,885,746)
Net increase (decrease) in Cash	3,087,128	2,806,864	(824,510)
Cash, beginning of period	6,067,169	3,260,305	4,084,815
Cash, end of period	9,154,297	6,067,169	3,260,305
Less: Cash of discontinued operations	—	—	(86,656)
Cash of continuing operations, end of period	9,154,297	6,067,169	3,173,649
Cash paid for interest	14,632	70,177	122,103
Cash paid for income taxes	—	—	—
Non-cash transactions			
Conversion of convertible notes into common stock	$ 26,576,940	$ —	$ —
Fair value of shares issued in acquisition	$ 14,000,000	$ —	$ —
Net assets assumed in acquisition	$ 31,435	$ —	$ —
Equity method investment from divestiture of consumer segment	$ —	$ 17,000,000	$ —
Note receivable from divestiture of consumer segment	$ —	$ 4,000,000	$ —
Unrealized gain on marketable securities	$ —	$ 864,165	$ 610,129
Conversion of preferred stock into common stock	$ —	$ 9,820	$ —
Shares withheld as payment of note receivable	$ —	$ —	$ 18,449
Taxes related to net share settlement of equity awards	$ —	$ —	$ 32,468

See accompanying notes.

Note 1 – The Business

The Company was originally incorporated in February 1984. Since April 2016, the Company's primary business has been to provide products, services, and solutions to the drone industry which it presently does through its wholly owned operating subsidiaries. Beginning in January 2020, the Company expanded the scope of its drone products and services through five acquisitions, including:

A. In January 2020, the Company acquired Rotor Riot, a provider of First Person View ("FPV") drones and equipment, primarily to consumers. The purchase price was $1,995,114. Rotor Riot was sold in February 2024 to Unusual Machines.

B. In November 2020, the Company acquired Fat Shark Holdings, Ltd. ("Fat Shark"), a provider of FPV video goggles to the drone industry. The purchase price was $8,354,076. Fat Shark was sold in February 2024 to Unusual Machines.

C. In May 2021, the Company acquired Skypersonic which provided hardware and software solutions that enable drones to complete inspection services in locations where GPS is either denied or not available, yet still record and transmit data even while being operated from thousands of miles away. The purchase price was $2,791,012. Skypersonic's technology has been redirected to military applications and its operations consolidated into Teal.

D. In August 2021, the Company acquired Teal Drones, Inc. ("Teal"), a leader in commercial and government Unmanned Aerial Vehicles ("UAV") technology. The purchase price was $10,011,279.

E. In September 2024, the Company acquired FlightWave Aerospace Systems Corporation, an industry-leading provider of VTOL drone, sensor and software solutions, under an Asset Purchase Agreement (the "APA"). As part of the acquisition, the Company created a new subsidiary, FW Acquisition Inc. ("FlightWave") for ongoing operations. The purchase price was $14,000,000. See Note 3 for additional information.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States ("GAAP").

Principles of Consolidation – The consolidated financial statements include the accounts of our wholly owned subsidiaries which include Teal, FlightWave (beginning on September 5, 2024), and Skypersonic. The consolidated financial statements also include the accounts of Rotor Riot and Fat Shark (collectively, the "Consumer segment") through the sale date of February 16, 2024. Non-majority owned investments, including the formerly wholly owned subsidiaries Rotor Riot and Fat Shark, were accounted for using the equity method because the Company was able to significantly influence the operating policies of the investee. Intercompany transactions and balances have been eliminated. Certain prior period amounts have been restated to conform to the current year presentation, which consisted of allocating depreciation and amortization to the specific financial statement elements

The Consumer segment businesses are characterized as discontinued operations in these financial statements. The operating results and cash flows of discontinued operations are separately stated in those respective financial statements. See Note 4.

Use of Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates reflected in these financial statements include those used to (i) complete purchase price accounting for acquisitions, (ii) evaluate long-term assets, including goodwill, for impairment, (iii) evaluate inventory reserves for excess and obsolescence, and (iv) determine valuations of convertible notes payable and warrants.

Cash and Cash Equivalents – At December 31, 2024, we had cash of $9,154,297 in multiple commercial banks and financial services companies. We have not experienced any loss on these cash balances and believe they are not exposed to any significant credit risk.

Marketable Securities – Our marketable securities were classified and accounted for as available-for-sale securities. These securities were primarily invested in corporate bonds and were readily saleable, and therefore, we have classified them as short term. Our available-for-sale securities were carried at fair value with any unrealized gains and losses reported as a component of comprehensive income (loss). Once realized, any gains or losses were recognized in the statement of operations.

We have elected to present accrued interest income separately from marketable securities on our consolidated balance sheets. Accrued interest income was $0 as of December 31, 2024 and April 30, 2024. Accrued interest income was $151,671 as of April 30, 2023, and was included in other current assets. We did not write off any accrued interest income during the eight months ended December 31, 2024 or the years ended April 30, 2024 and April 30, 2023.

Accounts Receivable, net – Accounts receivable are recorded at the invoiced amount less allowances for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based on a multitude of factors, including historical bad debt levels for its customer base, experience with a specific customer, the economic environment, and other factors. Accounts receivable balances are written off against the allowance when it is probable that the receivable will not be collected.

Concentration of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, include trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers, generally does not require collateral and considers the credit risk profile of the customer from which the receivable is due in further evaluating collection risk. Customers that accounted for 10% or greater of accounts receivable, net as of December 31, 2024, April 30, 2024, and April 30, 2023 were as follows:

	December 31,	April 30,	
	2024	2024	2023
Customer A	36%	*	*
Customer B	17%	*	*
Customer C	15%	*	*
Customer D	*	53%	20%
Customer E	*	24%	*
Customer F	*	*	24%
Customer G	*	*	14%
Customer H	*	*	10%

*   Accounts Receivable was less than 10%

For the eight months ended December 31, 2024, three customers accounted for equal to or greater than 10% of total revenue, totaling 19%, 19% and 11%, respectively. For the year ended April 30, 2024, three customers accounted for equal to or greater than 10% of total revenue, totaling 28%, 23% and 10%, respectively. For the year ended April 30, 2023, two customers accounted for equal to or greater than 10% of total revenue, totaling 22% and 20%, respectively.

Inventories – Inventories, which consist of raw materials, work-in-process, and finished goods, are stated at the lower of cost or net realizable value, and are measured using the first-in, first-out method. Cost components include direct materials, direct labor, indirect overhead, as well as in-bound freight. At each balance sheet date, the Company evaluates the net realizable value of its inventory using various reference measures including current product selling prices and recent customer demand, as well as evaluating for excess quantities and obsolescence.

Goodwill and Long-lived Assets – Goodwill represents the future economic benefit arising from other assets acquired in an acquisition that are not individually identified and separately recognized. We test goodwill for impairment in accordance with the provisions of *ASC 350, Intangibles – Goodwill and Other,* ("ASC 350"). Goodwill is tested for impairment at least annually at the reporting unit level or whenever events or changes in circumstances indicate that goodwill might be impaired. ASC 350 provides that an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if an entity concludes otherwise, then it is required to perform an impairment test. The impairment test involves comparing the estimated fair value of a reporting unit with its book value, including goodwill. If the estimated fair value exceeds book value, goodwill is considered not to be impaired. If, however, the fair value of the reporting unit is less than book value, then an impairment loss is recognized in an amount equal to the amount that the book value of the reporting unit exceeds its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

The estimate of fair value of a reporting unit is computed using either an income approach, a market approach, or a combination of both. Under the income approach, we utilize the discounted cash flow method to estimate the fair value of a reporting unit. Significant assumptions inherent in estimating the fair values include the estimated future cash flows, growth assumptions for future revenues (including gross profit, operating expenses, and capital expenditures), and a rate used to discount estimated future cash flow projections to their present value based on estimated weighted average cost of capital (i.e., the selected discount rate). Our assumptions are based on historical data, supplemented by current and anticipated market conditions, estimated growth rates, and management's plans. Under the market approach, fair value is derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate and consider risk profiles, size, geography, and diversity of products and services.

Goodwill for Teal and FlightWave is ascribed to existing relationships with several U.S. government agencies including classification as approved vendors. The Company expects that the Goodwill recognized in each transaction will be deductible for tax purposes. The Company has reported net losses since its inception and is presently unable to determine when and if the tax benefit of this deduction will be realized.

Property and equipment – Property and equipment is stated at cost less accumulated depreciation which is calculated using the straight-line method over the estimated useful life of the asset. The estimated useful lives of our property and equipment are generally: (i) furniture and fixtures - seven years, (ii) equipment and related - two to five years, and (iii) leasehold improvements – nine to fifteen years.

Equity Method Investment – The equity method of accounting is applied to investments in which the Company has an ownership interest of between 20% and 50%. The Company evaluates its equity method investments each reporting period for evidence of a loss in value that is other than a temporary decline. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment. The Company performed this analysis and concluded that its investment in UMAC was other-than-temporarily impaired and recognized an impairment charge of $11,353,875 for the year ended April 30, 2024. See Note 9 for additional information.

Leases – Accounting Standards Codification (ASC) 842 requires the recognition of assets and liabilities associated with lease agreements. The Company determines if a contract is a lease or contains a lease at inception. Operating lease liabilities are measured, on each reporting date, based on the present value of the future minimum lease payments over the remaining lease term. The Company's leases do not provide an implicit rate. Therefore, the Company uses an effective discount rate of 12% based on its last debt financing. Operating lease assets are measured by adjusting the lease liability for lease incentives, initial direct costs incurred and asset impairments. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term with the operating lease asset reduced by the amount of the expense. Lease terms may include options to extend or terminate a lease when they are reasonably certain to occur.

Fair Values, Inputs and Valuation Techniques for Financial Assets and Liabilities, and Related Disclosures – The fair value measurements and disclosure guidance defines fair value and establishes a framework for measuring fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Company has categorized its recurring basis financial assets and liabilities into a three-level fair value hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The guidance establishes three levels of the fair value hierarchy as follows:

> *Level 1*: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2: Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level 3: Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.

The Company's financial instruments mainly consist of cash, accounts receivable, current assets, accounts payable, accrued expenses, notes payable, and convertible notes payable. The recorded carrying amounts of cash, accounts receivable, current assets, accounts payable, accrued expenses, and notes payable are considered to approximate their estimated fair values due to their short-term nature. Liabilities recognized at fair value on a recurring basis in the consolidated balance sheets consisted of convertible notes payable. These items are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value is defined as the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for additional information.

Convertible Notes Payable

The Company measures its convertible notes payable at fair value based on significant inputs not observable in the market, which caused them to be classified as Level 3 measurements within the fair value hierarchy. Changes in the fair value of the convertible notes payable related to updated assumptions and estimates were recognized as a convertible notes payable fair value adjustment within the consolidated statements of operations and comprehensive loss.

In determining the fair value of the convertible notes payable for the eight months ended December 31, 2024, the Company used a market-based approach. The valuation method utilized a negotiated discount rate and a market yield rate which are unobservable inputs.

An increase or decrease in any of the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value.

The Company calculated the estimated fair value of the convertible notes payable for the eight months ended December 31, 2024 using the following assumptions:

Issuance date	10/1/2024 - 11/26/2024
Maturity date	10/1/2026 - 11/26/2026
Stock price	3.06 – 11.03
Expected volatility factor	92.8 – 103.2%
Risk-free interest rate	4.21 - 5.21%

The following table presents changes in the Level 3 convertible notes payable measured at fair value for the eight months ended December 31, 2024:

Balance, May 1, 2024	$ —
Additions	13,456,000
Fair value measurement adjustments	13,120,940
Conversion into common stock	(26,576,940)
Balance, December 31, 2024	$ —

Warrants

The fair value of the warrants issued during the eight months ended December 31, 2024 was estimated using a Monte Carlo simulation model. The significant unobservable inputs for the Monte Carlo model include the stock price, exercise price, risk-free rate of return, time to expiration, and the volatility. An increase or decrease in the unobservable inputs in isolation could result in a material increase or decrease in the estimated fair value. In the future, depending on the weight of evidence and valuation approaches used, these or other inputs may have a more significant impact on the estimated fair value. Additionally, if certain provisions are triggered, reset adjustments may be required in the future. For the eight months ended December 31, 2024, no value was assigned to the warrants due to the fair market value of the convertible note payable being in excess of the proceeds received.

Revenue Recognition – The Company recognizes revenue in accordance with ASC Topic 606 - Revenue from Contracts with Customers, issued by the Financial Accounting Standards Board ("FASB"). This standard includes a comprehensive evaluation of factors to be considered regarding revenue recognition including (i) identifying the promised goods, (ii) evaluating performance obligations, (iii) measuring the transaction price, (iv) allocating the transaction price to the performance obligations if there are multiple components, and (v) recognizing revenue as each obligation is satisfied. The Company's revenue transactions include the shipment of goods to customers as orders are fulfilled, completion of non-recurring engineering, completion of training, and customer support services. The Company recognizes revenue upon shipment of product or prototypes unless otherwise specified in the purchase order or contract. Customer deposits totaled $227,484, $53,939 and $155,986 at December 31, 2024, April 30, 2024 and April 30, 2023, respectively. The Company expects all customer deposits as of December 31, 2024 to be recognized as revenue during the year ending December 31, 2025. From time to time, non-recurring engineering contracts may involve the capitalization of engineering prototypes, classified as contract assets. Contract assets totaled $0, $1,477,859 and $0 at December 31, 2024, April 30, 2024 and April 30, 2023, respectively.

The following table presents the Company's revenue disaggregated by revenue type:

	For the Eight Months Ended December 31, 2024	For the Year Ended April 30, 2024	For the Year Ended April 30, 2023
Contract related	$ 886,440	$ 4,173,005	$ 1,312,427
Product related	3,963,864	13,663,377	3,308,407
Total	$ 4,850,304	$ 17,836,382	$ 4,620,834

Research and Development – Research and development expenses include payroll, employee benefits, and other headcount-related expenses associated with product development. Research and development expenses also include third-party development and programming costs, materials, and a proportionate share of overhead costs such as rent.

Product Warranty - The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. Product warranty reserves are recorded in current liabilities under accrued expenses. Warranty liability was approximately $661,000, $372,000 and $90,000 as of December 31, 2024, April 30, 2024 and April 30, 2023, respectively.

Income Taxes – Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Comprehensive Loss – Comprehensive loss consists of net loss and other comprehensive loss. Other comprehensive loss refers to gains and losses that are recorded as an element of stockholders' equity but are excluded from net loss. Our other comprehensive loss is comprised of foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. During the eight months ended December 31, 2024, comprehensive loss was $4,621 higher than net loss, related to foreign currency translation adjustments. During the year ended April 30, 2024, comprehensive loss was $865,738 lower than net loss, related to unrealized gains on available-for-sale securities totaling $864,165 and foreign currency translation adjustments of $1,573. During the year ended April 30, 2023, comprehensive loss was $609,155 lower than net loss, related to unrealized gains on available-for-sale securities totaling $610,129, partially offset by foreign currency translation adjustments of $974.

Stock-Based Compensation – Stock options are valued using the estimated grant-date fair value method of accounting in accordance with ASC Topic 718, Compensation – Stock Compensation. Fair value is determined based on the Black-Scholes Model using inputs reflecting our estimates of expected volatility, term and future dividends. We recognize forfeitures as they occur. The fair value of restricted stock is based on our stock price on the date of grant. Compensation cost is recognized on a straight-line basis over the service period which is the vesting term. For awards subject to performance vesting conditions, expense is recognized for the awards if it is probable the performance conditions will be met.

Basic and Diluted Net Loss per Share – Basic and diluted net loss per share has been calculated by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents were excluded from the computation of diluted net loss per share of common stock because they were anti-dilutive. The conversion or exercise of these common stock equivalents would dilute earnings per share if we become profitable in the future. Outstanding securities not included in the computation of diluted net loss per share because their effect would have been anti-dilutive include:

	December 31, 2024	April 30, 2024	April 30, 2023
Series B Preferred Stock, as converted	3,896	3,896	822,230
Stock options	5,242,308	6,779,934	4,784,809
Warrants	914,056	2,275,999	1,539,999
Restricted stock	1,544,027	175,130	781,060
Total	7,704,287	9,234,959	7,928,098

Related Parties – Parties are considered to be related to us if they have control or significant influence, directly or indirectly, over us, including key management personnel and members of the Board of Directors or are direct relatives of key management personnel of members of the Board of Directors. Related Party transactions are disclosed in Note 20.

Liquidity and Going Concern – The Company has never been profitable and has incurred net losses related to acquisitions, as well as costs incurred to pursue its long-term growth strategy. During the eight months ended December 31, 2024, the Company incurred a net loss of $43,613,971 and used cash in operating activities of $20,535,977. As of December 31, 2024, working capital totaled $21,619,607. These financial results and our financial position at December 31, 2024 raise substantial doubt about our ability to continue as a going concern. The Company has recently taken actions to strengthen its liquidity through additional financings. Additionally, in November 2024, the Company was selected as the winner of the U.S. Army's Short Range Reconnaissance (SRR) Program of Record which the Company is currently in negotiations regarding the initial purchase. The Company is currently in the process of scaling our production manufacturing facility in order to increase revenue and improve gross margins in hopes to increase cash flows from operations. As described in Note 14 and Note 22, the Company closed financings with proceeds of $7,681,000, $5,775,000, $14,432,880 in September 2024, November 2024, and February 2025, respectively. Additionally, the Company's Form S-3 became effective on December 11, 2024. The Company is currently exploring options on obtaining additional equity financing which there can be no guarantee. Management has concluded that these recent positive developments alleviate any substantial doubt about our ability to continue our operations, and meet our financial obligations, for twelve months from the date these consolidated financial statements are issued.

Recent Accounting Pronouncements – Management does not believe that recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements.

Note 3 – Business Combination

On September 4, 2024, the Company entered into an Asset Purchase Agreement (the "APA") with FlightWave Aerospace Systems Corporation (the "Seller") to broaden the Company's range of drone products. The seller sold certain assets used in designing, developing, manufacturing, and selling long range, AI-powered UAVs for commercial use. Pursuant to the APA, the Company has acquired substantially all of the assets owned, controlled or used by the Seller for an aggregate purchase price of $14,000,000 worth of shares of the Company's common stock, and as such, the asset purchase will be treated as a business combination. The purchase price is payable as follows:

- $7 million worth of the Company's common stock issued on September 30, 2024, totaling 2,544,991 shares, equal to the VWAP on such date.
- $7 million worth of the Company's common stock issued on December 31, 2024, totaling 819,830 shares, equal to the VWAP on such date.

Goodwill for FlightWave is ascribed to existing relationships with several U.S. government agencies including classification as approved vendors. The Company has reported net losses since its inception and is presently unable to determine when and if the tax benefit of this deduction will be realized.

The summary of the purchase price and its related allocation at fair market value is as follows:

Shares issued	$	14,000,000
Total Purchase Price	**$**	**14,000,000**
Assets acquired		
Inventory	$	297,630
Operating lease right-of-use assets		128,433
Other assets		69,480
Brand name		567,000
Backlog		276,000
Customer relationships		900,000
Proprietary technology		3,705,000
Goodwill		8,675,565
Total assets acquired		**14,619,108**
Liabilities assumed		
Accounts payable and accrued expenses		264,493
Customer deposits		196,476
Operating lease liabilities		158,139
Total liabilities assumed		**619,108**
Total fair value of net assets acquired	**$**	**14,000,000**

Brand name, backlog, customer relationships and proprietary technology are included in intangible assets on the consolidated balance sheets. The carrying value of brand name is not being amortized but is reviewed quarterly and formally evaluated at year end for impairment. Backlog, customer relationships and proprietary technology are being amortized over seven years. The excess of the purchase price above the net assets acquired was recorded as goodwill which is reviewed quarterly and formally evaluated at year end.

Consolidated Results of Operations

During the period from the FlightWave acquisition date through December 31, 2024, the Company's consolidated results of operations included $958,156 of operating losses associated with the results of operations of FlightWave.

Supplemental Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information summarizes the results of operations for the Company as though the Business Combination had occurred on May 1, 2022. The unaudited pro forma financial information has been presented for illustrative purposes only and is not necessarily indicative of results of operations that would have been achieved had the acquisition taken place on the date indicated, or the future consolidated results of operations of the Company.

	Eight months ended December 31, 2024
	Consolidated
Revenues	$ 5,491,703
Net Loss	(45,289,076)
Loss per share – basic and diluted	(0.59)

	Year ended April 30, 2024
	Consolidated
Revenues	$ 18,872,309
Net Loss	(26,127,024)
Loss per share – basic and diluted	(0.43)

	Year ended April 30, 2023 Consolidated
Revenues	$ 4,697,094
Net Loss	(30,298,992)
Loss per share – basic and diluted	(0.56)

Note 4 – Divestiture of Consumer Segment

On February 16, 2024, the Company closed the sale of Rotor Riot and Fat Shark to Unusual Machines. The sale was conducted pursuant to a Share Purchase Agreement dated November 21, 2022, as amended on April 13, 2023, July 10, 2023, and December 11, 2023 (the "SPA"). The transaction closed concurrently with UMAC's initial public offering and listing on the NYSE American exchange ("IPO") under the symbol "UMAC."

The total consideration received by the Company was valued at $22 million and consisted of i) $1 million in cash, ii) $4 million in a secured promissory note ("Promissory Note") including a post-closing adjustment for excess working capital of $2 million, iii) $17 million in securities of Unusual Machines.

The Promissory Note from Unusual Machines bore interest at a rate of 8% per year, was due 18 months from the date of issue, and required monthly payments of interest due in arrears on the 15th day of each month.

The $17 million worth of UMAC common stock was valued at the IPO price for UMAC's common stock of $4.00 per share, resulting in 4,250,000 shares of UMAC common stock being issued to the Company.

The Consumer segment has been classified as Discontinued Operations and reported in accordance with the applicable accounting standards. Set forth below are the results of operations for the Consumer segment for the years ended April 30, 2024 and 2023. The Consumer segment had no activity for the eight months ended December 31, 2024.

	Year ended April 30,	
	2024	2023
Revenues	$ 4,213,653	$ 5,290,946
Cost of goods sold	4,577,980	4,793,430
Gross (Loss) Profit	(364,327)	497,516
Operating Expenses		
Research and development	118,093	346,002
Sales and marketing	1,157,448	862,384
General and administrative	863,361	1,044,435
Total operating expenses	2,138,902	2,252,821
Operating loss	(2,503,229)	(1,755,305)
Other expense (income)		
Interest expense	22,856	—
Other, net	(152)	(24,919)
Other expense (income)	22,704	(24,919)
Net loss from discontinued operations	$ (2,525,933)	$ (1,730,386)

Assets and liabilities for the Consumer segment included the following as of April 30, 2023. There were no balances as of December 31, 2024 or April 30, 2024.

	April 30, 2023
Current assets	
Cash	$ 86,656
Accounts receivable, net	61,107
Inventory	3,065,954
Other	2,069,438
Total current assets	5,283,155
Intangible assets, net	20,000
Other	3,853
Operating lease right-of-use assets	84,544
Total long term assets	108,397
Current liabilities	
Accounts payable	$ 606,872
Accrued expenses	109,480
Customer deposits	244,688
Operating lease liabilities	49,461
Total current liabilities	1,010,501
Long term liabilities - Operating lease liabilities	41,814
Working capital	$ 4,272,654

Note 5 – Marketable Securities

There were no marketable securities at December 31, 2024 and April 30, 2024.

At April 30, 2023, marketable securities consisted solely of corporate bonds and were classified at Level 2 in the Fair Value Hierarchy. Fair value, cost basis, and unrealized losses totaled $12,814,038, $13,678,203, and $864,165 at April 30, 2023, respectively.

Note 6 – Inventories

Inventories consisted of the following:

	December 31, 2024	April 30, 2024	April 30, 2023
Raw materials	$ 8,421,036	$ 5,750,324	$ 8,132,196
Work-in-process	898,635	1,289,997	509,381
Finished goods	3,631,270	966,916	278,996
Total	$ 12,950,941	$ 8,007,237	$ 8,920,573

Note 7 – Other Current Assets

Other current assets included:

	December 31, 2024	April 30, 2024	April 30, 2023
Prepaid expenses	$ 2,561,744	$ 1,206,306	$ 752,564
Prepaid inventory	641,959	602,888	359,500
Contract asset	—	1,477,859	—
Grant receivable	—	675,000	—
Accrued interest income	—	—	151,671
Total	$ 3,203,703	$ 3,962,053	$ 1,263,735

Note 8 – Intangible Assets

Intangible assets relate to acquisitions completed by the Company, including those described in Note 1, and were as follows:

| | December 31, 2024 | | |
	Gross Value	Accumulated Amortization	Net Value
Proprietary technology	$ 7,987,001	$ (2,640,323)	$ 5,346,678
Backlog	276,000	(16,610)	259,390
Customer relationships	900,000	(50,000)	850,000
Non-compete agreements	65,000	(65,000)	—
Total finite-lived assets	9,228,001	(2,771,933)	6,456,068
Brand name	1,997,000	—	1,997,000
Total indefinite-lived assets	1,997,000	—	1,997,000
Total intangible assets, net	$ 11,225,001	$ (2,771,933)	$ 8,453,068

| | April 30, 2024 | | | April 30, 2023 | | |
	Gross Value	Accumulated Amortization	Net Value	Gross Value	Accumulated Amortization	Net Value
Proprietary technology	$4,282,001	$ (1,917,612)	$2,364,389	$4,967,000	$ (1,271,112)	$3,695,888
Customer relationships	—	—	—	39,000	(18,106)	20,894
Non-compete agreements	65,000	(65,000)	—	81,000	(56,667)	24,333
Total finite-lived assets	4,347,001	(1,982,612)	2,364,389	5,087,000	(1,345,885)	3,741,115
Brand name	1,430,000	—	1,430,000	3,152,000	—	3,152,000
Total indefinite-lived assets	1,430,000	—	1,430,000	3,152,000	—	3,152,000
Total intangible assets, net	$5,777,001	$ (1,982,612)	$3,794,389	$8,239,000	$ (1,345,885)	$6,893,115

Proprietary technology, backlog, and customer relationships are being amortized over seven years. Non-compete agreements are being amortized over three years. Brand name is not amortized but reviewed for impairment on a quarterly basis and formally evaluated at year end.

As of December 31, 2024, expected amortization expense for finite-lived intangible assets for the next five years is as follows:

Fiscal Year Ended:

2025	$1,406,602
2026	1,406,602
2027	1,170,165
2028	697,286
2029	697,286
Thereafter	1,078,127
Total	$6,456,068

Note 9 – Sale of Equity Method Investment

On July 22, 2024, the Company sold all of its securities in UMAC to two unaffiliated third-party purchasers (the "Purchasers"). As part of the transaction, on July 22, 2024, the Company entered into an Exchange Agreement with UMAC pursuant to which the Company exchanged 4,250,000 shares of UMAC's common stock, par value $0.001 per share, for 4,250 shares of UMAC's newly designated Series A Convertible Preferred Stock (the "Series A"). The Company sold the Series A ownership interest ($4,408,357 at time of sale) and the Note Receivable of $4,000,000 to the Purchasers for $4.4 million in cash pursuant to a Purchase Agreement in a transaction that closed on July 22, 2024.

As of April 30, 2024, the Company had owned a 46% interest in Unusual Machines. The primary business operations included selling first-person-view video goggles for drone pilots, drones, parts and related equipment to the consumer marketplace. UMAC's financial statements were prepared in accordance with GAAP. See Note 4 for additional information.

Financial information for UMAC was derived from UMAC's Form 10-Q for the quarter ending March 31, 2024 and was as follows:

Current assets	$	6,128,890
Long-term assets		18,099,802
Current liabilities		691,978
Long-term liabilities		2,313,896
Revenues		618,915
Gross profit		204,167
Net loss	$	(1,106,001)

The Company's investments in UMAC have been impacted by the following:

Initial investment, February 16, 2024	$	17,000,000
Equity method loss		(503,625)
Impairment		(11,353,875)
Investment balance, April 30, 2024	$	5,142,500
Equity method loss		(734,143)
Sale of ownership interest		(4,408,357)
Investment balance, December 31, 2024	$	—

The computation of both the initial investment as of February 16, 2024 and investment balance as of April 30, 2024, was based on the fair market value of UMAC's common stock.

Note 10 – Property and Equipment

Property and equipment consist of assets with an estimated useful life greater than one year and are reported net of accumulated depreciation. The reported values are periodically assessed for impairment, and were as follows:

	December 31, 2024	April 30, 2024	April 30, 2023
Equipment and related	$ 1,633,105	$ 1,540,888	$ 1,386,373
Leasehold improvements	1,556,139	1,547,976	1,473,890
Furniture and fixtures	226,465	163,290	132,752
Accumulated depreciation	(1,535,000)	(911,470)	(342,657)
Net carrying value	$ 1,880,709	$ 2,340,684	$ 2,650,358

Depreciation expense totaled $623,530 for the eight months ended December 31, 2024. Depreciation expense totaled $568,813 and $311,545 for the years ended April 30, 2024 and 2023, respectively.

Note 11 – Other Long-Term Assets

Other long-term assets included:

	December 31, 2024	April 30, 2024	April 30, 2023
SAFE agreement	$ 250,000	$ 250,000	$ 250,000
Security deposits	59,823	43,126	53,180
Total	$ 309,823	$ 293,126	$ 303,180

In November 2022, the Company entered into a SAFE (Simple Agreement for Future Equity) agreement with Firestorm Labs, Inc. ("Firestorm") under which it made a payment of $250,000 to Firestorm in exchange for the right to certain shares of Firestorm stock. The SAFE permits the Company to participate in a future equity financing of Firestorm by converting the $250,000 into shares of Preferred Stock of Firestorm. If there is a change in control of Firestorm or a public offering of shares of its stock, then the Company shall have the right to receive cash payments, or shares of stock, whichever has greater value. The Company's investment in the SAFE agreement has been recorded on the cost method of accounting. The Company evaluates the investment for any indications of impairment in value on a quarterly basis. No factors indicative of impairment were identified during the eight months ended December 31, 2024.

Note 12 – Right of Use Assets and Liabilities

As of December 31, 2024, the Company had operating type leases for real estate and no finance type leases. The Company's leases have remaining lease terms of up to six years, including options to extend certain leases for up to six years. Operating lease expense totaled $364,452 for the eight months ended December 31, 2024.

As of April 30, 2024 and 2023, the Company had operating type leases for real estate and no finance type leases. The Company's leases had remaining lease terms of up to 6.67 and 4.08 years, respectively, including options to extend certain leases for up to six years. For the years ended April 30, 2024 and 2023, operating lease expense totaled $351,369 and $395,248, respectively, including period cost for short-term, cancellable, and variable leases, not included in lease liabilities, of $4,950 and $22,475, respectively.

Leases on which the Company made rent payments during the reporting period included:

Location	Monthly Rent	Expiration
South Salt Lake, Utah	$ 23,340	December 2030
Santa Monica, California	$ 16,697	June 2025
San Juan, Puerto Rico	$ 6,186	June 2027
Grantsville, Utah	$ 1,250	December 2026

Supplemental information related to operating leases for the eight months ended December 31, 2024 was:

Operating cash paid to settle lease liabilities	$ 310,868
Weighted average remaining lease term (in years)	2.51
Weighted average discount rate	12%

Future lease payments at December 31, 2024 were as follows:

Fiscal Year Ended:	
2025	$ 479,229
2026	391,593
2027	350,404
2028	315,233
2029	324,689
Thereafter	334,430
Total	2,195,578
Imputed interest	(577,981)
Total liability	$1,617,597

Note 13 – Debt Obligations

A. Decathlon Capital

On August 31, 2021, Teal entered into an Amended and Restated Loan and Security Agreement with Decathlon Alpha IV, L.P. ("DA4") in the amount of $1,670,294 (the "Loan"), representing the outstanding principal amount previously due and owing by Teal to DA4. Interest on the Loan accrued at a rate of ten (10%) percent per annum. Principal and interest were payable in monthly installments of $49,275. The balance outstanding at April 30, 2024 and April 30, 2023 totaled $370,537 and $895,709, respectively. The balance was paid off in September 2024.

B. Pelion Note

In May 2021, Teal entered into a note agreement totaling $350,000 which is payable upon demand. The Note bears interest at the applicable Federal Rate as of the date of the Note which was 0.13% on the date of issuance. Accrued interest at December 31, 2024, April 30, 2024 and April 30, 2023 totaled $1,639, $1,334 and $878, respectively.

C. Corporate Equity

Beginning in October 2021, and amended in January 2022, Teal financed a total of $120,000 of leasehold improvements with Corporate Equity, LLC. The loan bore interest at 8.25% annually and required monthly payments of $3,595. The balance outstanding at April 30, 2024 and April 30, 2023 totaled $27,495 and $66,586 respectively. The balance was paid off in December 2024.

D. Ascentium Capital

In September 2021, Teal entered into a financing agreement with Ascentium Capital to fund the purchase of a fixed asset totaling $24,383 with monthly payments of $656. The balance outstanding at April 30, 2024 and April 30, 2023 totaled $3,538 and $11,412 respectively. The balance was paid off in October 2024.

E. Summary

Future annual principal payments at December 31, 2024 were as follows:

Fiscal Year Ended:	
2025	$ 350,000
Thereafter	—
Total	$ 350,000

Note 14 – Convertible Notes Payable

In September 2024, the Company entered into a Securities Purchase Agreement (the "SPA") with Lind Global Asset Management X LLC ("Lind"). Under the SPA, the Company received approximately $8,000,000 in funding from Lind in exchange for a Senior Secured Convertible Promissory Note in the amount of $9,600,000 (the "Note") and a Common Stock Purchase Warrant for the purchase of 750,000 shares of our common stock at a price of $6.50 per share, exercisable for five years (the "Warrant"). The Note is secured by substantially all assets of the Company. As additional consideration to Lind, the Company paid a commitment fee in the amount of $280,000. The Note, which did not accrue interest, would have been repaid in eighteen consecutive monthly installments in the amount of $533,334 beginning six months from the issuance date. At the Company's option, monthly payments could have been increased up to $1,000,000 so long as the Company's market capitalization was at least $50 million. In addition, if the Repayment Share Price (as defined below) was equal to or greater than $2.00, Lind could have, at its option, increased the monthly payment amount up to $1,300,000 for up to two months. The monthly payments due under the Note could have been made by the issuance of common stock valued at the Repayment Share Price, cash in an amount equal to 1.025 times the required payment amount, or a combination thereof. The Repayment Share Price was defined in the Note as ninety percent of the average of the five consecutive lowest daily VWAPs for our common stock during the twenty trading days prior to the payment date, subject to a floor price of $0.75 per share. The fair value of the convertible note and related warrants were estimated using a Monte Carlo simulation model. No value was assigned to the warrant liability due to the fair market value of the convertible note payable being in excess of the proceeds received. In December 2024, Lind converted the entire $9,600,000 note payable into 1,476,923 shares of Common Stock at a conversion price of $6.50 per share.

In November 2024, the Company entered into a First Amendment to the SPA with Lind. The SPA Amendment amends the terms of the original Securities Purchase Agreement with Lind. Upon closing of the SPA Amendment, the Company received approximately $6,000,000 in funding from Lind in exchange for issuance of a Senior Secured Convertible Promissory Note in the amount of $7,200,000 (the "Note") and a Common Stock Purchase Warrant for the purchase of 326,000 shares of Common Stock at a price of $9.20 per share, exercisable for 5 years (the "Warrant"). As additional consideration to Lind, the Company paid a commitment fee in the amount of $210,000. The Note, which did not accrue interest, would have been repaid in eighteen consecutive monthly installments in the amount of $400,000 beginning six months from the issuance date. At our option, monthly payments could have been increased up to $750,000 so long as our market capitalization was at least $50 million. In addition, if the Repayment Share Price was equal to or greater than $2.00, Lind could have, at its option, increased the monthly payment amount up to $975,000 for up to two months. The monthly payments due under the Note could have been made by the issuance of common stock valued at the Repayment Share Price, cash in an amount equal to 1.025 times the required payment amount, or a combination thereof. The Repayment Share Price was defined in the Note as ninety percent of the average of the five consecutive lowest daily VWAPs for our common stock during the twenty trading days prior to the payment date, subject to a floor price of $0.75 per share. The fair value of the convertible note and related warrants were estimated using a Monte Carlo simulation model. No value was assigned to the warrant liability due to the fair market value of the convertible note payable being in excess of the proceeds received. In December 2024, Lind converted the entire $7,200,000 note payable into 782,607 shares of Common Stock at a conversion price of $9.20 per share.

Subsequent to year-end, in February 2025, the Company entered into another SPA with Lind. See Note 22 for further information.

Note 15 – Income Taxes

Red Cat Holdings, Inc. is domiciled in Puerto Rico, which is a commonwealth of the United States, with a majority of its operations in the United States. We are subject to taxation by the Puerto Rico taxing authority and by the United States federal and state taxing authorities. Since inception, we have incurred net losses in each year of operations. Our current provision for the reporting periods presented in these financial statements consisted of a tax benefit against which we applied a full valuation allowance, resulting in no current provision for income taxes. In addition, there was no deferred provision for any of these reporting periods.

At December 31, 2024, April 30, 2024 and April 30, 2023, we had accumulated deficits of approximately $124,700,000, $81,100,000 and $57,100,000, respectively. Deferred tax assets related to the future benefit of these net operating losses for tax purposes totaled approximately $32,400,000, $21,100,000 and $14,800,000, respectively, calculated using the base Puerto Rico corporate tax rate of 18.5% and United States federal rate of 21% and state tax rates of 5%, which result in a blended tax rate of 26%. Currently, we focus on projected future taxable income in evaluating whether it is more likely than not that these deferred assets will be realized. Based on the fact that we have not generated an operating profit since inception, we have applied a full valuation allowance against our deferred tax assets at December 31, 2024, April 30, 2024 and April 30, 2023, resulting in a 0% effective tax rate and increasing the valuation allowance by $11,300,000, $6,300,000 and $7,300,000 for each period then ended, respectively.

The Company is in process of filing taxes for open periods 2019 through 2024. There are no open tax examinations as of December 31, 2024.

Note 16 – Common Stock

Our common stock has a par value of $0.001 per share. We are authorized to issue 500,000,000 shares of common stock. Each share of common stock is entitled to one vote. A summary of shares of common stock issued by the Company since April 30, 2022 is as follows:

Description of Shares	Shares Issued
Shares outstanding as of April 30, 2022	53,748,735
Vesting of restricted stock to employees, net of shares withheld of 273,874 to pay taxes and 9,000 to repay a Note	653,308
Vesting of restricted stock to Board of Directors	116,507
Vesting of restricted stock to consultants	9,683
Shares issued for services	39,832
Shares outstanding as of April 30, 2023	54,568,065
Vesting of restricted stock to employees, net of shares withheld of 27,189 to pay taxes	192,742
Vesting of restricted stock to Board of Directors	252,214
Vesting of restricted stock to consultants	1,761
Conversion of preferred stock	818,334
Issuance of common stock through ATM facilities	53,235
Issuance of common stock through public offering	18,400,000
Exercise of stock options	3,000
Shares outstanding as of April 30, 2024	74,289,351
Vesting of restricted stock to employees, net of shares withheld of 373,345 to pay taxes	968,910
Vesting of restricted stock to Board of Directors	61,447
Exercise of stock options	2,475,242
Exercise of warrants	1,795,835
Acquisition of FlightWave	3,364,821
Conversion of convertible notes into common stock	2,259,530
Shares outstanding as of December 31, 2024	85,215,136

ATM Facility

In August 2023, the Company entered into a sales agreement ("the 2023 ATM Facility") with ThinkEquity LLC ("ThinkEquity"), which provided for the sale, in our sole discretion, of shares of our common stock through ThinkEquity, as our sales agent. In accordance with the terms of the ATM Sales Agreement, the Company offered and sold shares of our common stock, par value $0.001 per share, having an aggregate offering price of up to $4,375,000. The issuance and sale of these shares by us pursuant to the 2023 ATM Facility were deemed "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), and were registered under the Securities Act. The Company paid a commission of up to 2.5% of gross sales proceeds of any common stock sold under the 2023 ATM Facility.

During the year ended April 30, 2024, the Company sold an aggregate of 53,235 shares of common stock under the 2023 ATM Facility, at an average price of $1.07 per share, for gross proceeds of approximately $57,000 and net proceeds of approximately $55,700, after deducting commissions and other offering expenses payable by us. Additionally, the Company incurred legal fees of approximately $46,000 establishing the 2023 ATM Facility. Due to the expiration of the registration statement that was used for the 2023 ATM Facility, no additional securities may be sold under the 2023 ATM Facility.

Public Offering

In December 2023, the Company entered into an underwriting agreement with ThinkEquity LLC, as representative of the underwriters, pursuant to which the Company agreed to sell to the underwriters in a firm commitment underwritten public offering (the "Offering") an aggregate of 16,000,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), at a public offering price of $0.50 per share. The Company also granted the underwriters a 45-day option to purchase up to an additional 2,400,000 shares of Common Stock to cover over-allotments.

The Offering closed on December 11, 2023, resulting in the issuance of 18,400,000 shares of Common Stock which generated gross proceeds of $9,200,000. Net proceeds to the Company from the Offering, after deducting the underwriting discount, the underwriters' fees and expenses and the Company's estimated Offering expenses, were approximately $8,400,000.

Note 17 – Preferred Stock

Our preferred stock has a par value of $0.001 per share. Series B Preferred Stock ("Series B Stock") is convertible into common stock at a ratio of 0.8334 shares of common stock for each share of Series B Stock held and votes together with the common stock on an as-if-converted basis. 982,000 shares of Series B Stock were converted into 818,334 shares of common stock in June 2023. Shares outstanding at December 31, 2024 totaled 4,676 which are convertible into 3,896 shares of common stock.

Note 18 – Warrants

In October 2020, the Company issued warrants to purchase 399,998 shares of common stock in connection with a convertible note financing with an initial fair value of $267,999. The warrants have a five-year term and an exercise price of $1.50.

In January 2021, the Company issued warrants to purchase 675,000 shares of common stock in connection with a convertible note financing with an initial fair value of $2,870,666. The warrants have a five-year term and an exercise price of $1.50.

In May 2021, the Company issued warrants to purchase 200,000 shares of common stock to the placement agent of its common stock offering. The warrants have a five-year term and an exercise price of $5.00.

In July 2021, the Company issued warrants to purchase 533,333 shares of common stock to the placement agent of its common stock offering. The warrants have a five-year term and an exercise price of $5.625.

In December 2023, the Company issued warrants to purchase 736,000 shares of common stock to the placement agent of its common stock offering. The warrants have a five-year term and an exercise price of $0.625.

In September 2024, the Company issued warrants to purchase 750,000 shares of common stock to Lind, as further described in Note 13. The warrants have a five-year term and an exercise price of $6.50. No value was assigned to the warrants under the Monte Carlo simulation model due to the fair market value of the convertible note payable being in excess of the proceeds received.

In November 2024, the Company issued warrants to purchase 326,000 shares of common stock to Lind, as further described in Note 13. The warrants have a five-year term and an exercise price of $9.20. No value was assigned to the warrants under the Monte Carlo simulation model due to the fair market value of the convertible note payable being in excess of the proceeds received.

The following table presents the range of assumptions used to estimate the fair values of the stock warrants granted during the eight months ended December 31, 2024 and fiscal years ended April 30, 2024 and 2023:

	December 31, 2024	April 30, 2024	April 30, 2023
Risk-free interest rate	4.01 – 4.17%	4.25%	—
Expected dividend yield	—	—	—
Expected term (in years)	5.00	5.00	—
Expected volatility	89.3 – 93.5%	205.50%	—

The following table summarizes the changes in warrants outstanding since April 30, 2022.

	Number of Shares	Weighted-average Exercise Price per Share	Weighted-average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Balance as of April 30, 2022	1,539,999	3.38	3.89	$ 427,533
Granted..	—	$ —		
Exercised.......................................	—	—		
Outstanding as of April 30, 2023.........	1,539,999	3.38	2.89	$ —
Granted..	736,000	0.63		
Exercised.......................................	—	—		
Outstanding at April 30, 2024..............	2,275,999	$ 2.49	2.77	$ 666,080
Granted..	1,076,000	7.32	5.00	
Exercised.......................................	(2,437,943)	3.77		
Outstanding at December 31, 2024......	914,056	4.76	2.40	7,397,542

Note 19 – Share Based Awards

The 2019 Equity Incentive Plan (the "2019 Plan") and the 2024 Omnibus Equity Incentive Plan (the "2024 Plan") (collectively, the "Plans") allow us to incentivize key employees, consultants, and directors with long term compensation awards such as stock options, restricted stock, and restricted stock units (collectively, the "Awards"). The number of shares issuable in connection with Awards under the 2019 Plan were not to exceed 11,750,000. However, no shares are issuable under the 2019 Plan after the 2024 Plan became effective on October 15, 2024. The number of shares issuable in connection with Awards under the 2024 Plan may not exceed 11,250,000 plus any underlying forfeited 2019 Plan awards.

A. Options

The range of assumptions used to calculate the fair value of options granted during the eight months ended December 31, 2024 was:

Exercise Price	$ 1.15 – 4.02
Stock price on date of grant	1.20 – 4.02
Risk-free interest rate...	3.54 – 4.44%
Dividend yield	—
Expected term (years)...	5.17 – 5.78
Volatility..	190.46 – 199.03%

The range of assumptions used to calculate the fair value of options granted during the year ended April 30 was:

	2024	2023
Exercise Price	$ 0.72 – 1.12	$ 0.89 – 2.38
Stock price on date of grant	0.70 – 1.12	0.89 – 2.38
Risk-free interest rate...	3.46 – 4.41%	3.34 – 4.18%
Dividend yield	—	—
Expected term (years)...	5.28 – 8.25	6.25 – 8.25
Volatility...	206.99 – 262.07%	245.57 – 260.06%

A summary of options activity under the Plan since April 30, 2022 was:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of April 30, 2022...........................	3,694,142	$ 2.17	8.56	1,407,545
Granted...	1,503,500	1.40		
Exercised..	—	—		
Forfeited or expired	(412,833)	2.67		
Outstanding as of April 30, 2023...........................	4,784,809	1.88	8.72	74,586
Granted...	2,903,542	1.02		
Exercised..	(3,000)	0.89		
Forfeited or expired	(905,417)	2.27		
Outstanding as of April 30, 2024...........................	6,779,934	1.46	8.02	2,762,242
Granted...	1,463,500	2.14		
Exercised..	(2,475,242)	1.69		
Forfeited or expired..	(122,867)	1.45		
Outstanding as of December 31, 2024	5,645,325	1.54	7.90	59,779,836
Exercisable as of December 31, 2024.....................	1,924,275	$ 1.31	6.13	$ 22,212,003

The aggregate intrinsic value of outstanding options represents the excess of the stock price at the indicated date over the exercise price of each option. As of December 31, 2024, April 30, 2024 and April 30, 2023, there was $4,068,622, $943,648 and $2,940,239 of unrecognized stock-based compensation expense related to unvested stock options which is expected to be recognized over the weighted average periods of 1.25, 1.95 and 1.94 years, respectively.

B. Restricted Stock

A summary of restricted stock activity under the Plan since April 30, 2022 was:

	Shares	Weighted Average Grant-Date Fair Value Per Share
Unvested and outstanding as of April 30, 2022	1,083,675	$ 2.59
Granted...	780,884	2.14
Vested	(1,062,372)	2.42
Forfeited	(21,127)	2.13
Unvested and outstanding as of April 30, 2023	781,060	2.44
Granted...	298,643	1.06
Vested	(485,024)	1.92
Forfeited	(419,549)	2.09
Unvested and outstanding as of April 30, 2024	175,130	$ 2.09
Granted...	3,072,599	2.58
Vested	(1,403,702)	1.43
Forfeited	(300,000)	1.14
Unvested and outstanding as of December 31, 2024	1,544,027	$ 3.84

As of December 31, 2024, April 30, 2024 and April 30, 2023, there was $5,328,970, $2,749,936 and $932,592 of unrecognized stock-based compensation expense related to unvested restricted stock units which is expected to be recognized over the weighted average periods of 1.25, 0.26 and 0.73 years, respectively.

C. Stock Compensation

Stock compensation expense by functional operating expense was:

	December 31, 2024	April 30, 2024	April 30, 2023
Research and development	$ 239,664	$ 395,105	$ 692,947
Sales and marketing..	1,040,260	562,110	566,153
General and administrative	2,823,110	2,652,052	2,397,624
Total..	$ 4,103,034	$ 3,609,267	$ 3,656,724

Stock compensation expense pertaining to options totaled $1,210,193 for the eight months ended December 31, 2024. Stock compensation expense pertaining to restricted stock totaled $2,892,841 for the eight months ended December 31, 2024. Stock compensation expense pertaining to options totaled $2,619,501 and $1,617,982 for the year ended April 30, 2024 and 2023, respectively. Stock compensation expense pertaining to restricted stock totaled $989,766 and $2,038,742 for the year ended April 30, 2024 and 2023, respectively.

Note 20 - Related-Party Transactions

In February 2024, the Company sold Rotor Riot and Fat Shark to Unusual Machines, as further described in Note 3 and Note 9. UMAC's Chief Executive Officer was a direct relative of a former member of the Company's management.

Note 21 – Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, we may be involved, at times, in various legal proceedings involving a variety of matters. We do not believe there are any pending legal proceedings that will have a material adverse effect on our business, consolidated financial position, results of operations, or cash flows. However, the outcome of such legal matters is inherently unpredictable and subject to significant uncertainties. We have not recorded any litigation reserves as of December 31, 2024.

One pending legal matter is an action filed against Teal and the Company in a U.S. District Court in California. The complaint asserts claims for breach of contract, and the unlawful conversion and sale of shares of common stock that plaintiff alleges to have purchased in Teal prior to its acquisition by the Company. The complaint also alleges breach of fiduciary duty and seeks in excess of $1 million in damages. The Company plans to vigorously assert defenses to the complaint.

Another pending legal matter is an action filed against Teal in a U.S. District Court in Delaware. The complaint asserts claims for breach of contract which management denies. We are asserting vigorous defenses to the complaint. Additionally, the Company has filed a lawsuit against the complainant for Tortious Interference with Contractual Relations and Prospective Contractual Relations. No discovery or other significant developments in the Lawsuit have occurred.

Note 22 – Subsequent Events

Subsequent events have been evaluated through the date of this filing and there are no subsequent events which require disclosure, except as follows:

On February 10, 2025, the Company entered into a Securities Purchase Agreement (the "SPA") with Lind. Under the SPA, upon closing, the Company received approximately $15,000,000 in funding from Lind in exchange for our issuance to Lind of a Senior Secured Convertible Promissory Note in the amount of $16,500,000 (the "Note") and a Common Stock Purchase Warrant for the purchase of 1,000,000 shares of our common stock at a price of $15.00 per share, exercisable for 5 years (the "Warrant"). As additional consideration to Lind, the Company has agreed to pay a commitment fee in the amount of $525,000. The Company's obligations under the Note are secured by all of the Company's assets and the assets of our subsidiaries pursuant to a Security Agreement and related ancillary documents.

The Note, which does not accrue interest, is due on February 10, 2026. The Note may be converted by Lind from time to time at a price equal to the lower of "Conversion Price" of $16.15 per share, or the "Repayment Share Price," which is defined as ninety percent (90%) of the average of the five (5) lowest daily VWAPs for our common stock during the twenty (20) trading days prior to the conversion date, subject to a floor price. Conversions under the Note are limited to a maximum of $1,650,000 in any calendar month, subject to increase upon our optional written consent. Upon receipt of a conversion notice under the Note, the Company may, if the applicable Repayment Share Price is below the Conversion Price, elect to pay the conversion amount in cash and in lieu of issuing common stock. Cash repayments under this provision must be equal to 1.025 times the conversion amount. If applicable, the Company must elect the cash repayment option within one business day of receiving the conversion notice and tender cash payment within two business days of receiving the conversion notice.

The Note may be prepaid in whole upon 5 days' notice, but in the event of a prepayment notice, Lind may convert up to 25% of principal amount due at the lesser of the Repayment Share Price (but only if the Repayment Share Price is equal to or greater than an applicable threshold) or the Conversion Price.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure.

ITEM 9A. CONTROLS AND PROCEDURES

<u>Disclosure Controls and Procedures.</u>

Our management, with the participation of our CEO (principal executive officer) who is also the appointed interim CFO (principal financial officer), has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, as of December 31, 2024.

The term "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) means controls and other procedures of the Company that are designed to ensure that information required to be disclosed by the Company in reports, such as this report, that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on that evaluation, our CEO and interim CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2024, specifically pertaining to the disclosed and restated financials noted in our report on internal control over financial reporting below.

<u>Management's annual report on internal control over financial reporting.</u>

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of our consolidated financial statements in accordance with GAAP. Our accounting policies and internal controls over financial reporting, established and maintained by management, are under the general oversight of the Board's audit committee.

Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management assessed our internal control over financial reporting as of December 31, 2024. The standard measures adopted by management in making its evaluation are the measures in the Internal-Control Integrated Framework published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

Based on management's assessment using the COSO criteria, our CEO and interim CFO concluded that our internal control over financial reporting was not effective as of December 31, 2024, which was identified during the year ended April 30, 2023 and continues through December 31, 2024. Our size has prevented us from being able to employ sufficient resources to enable us to have an adequate level of supervision and segregation of duties. Therefore, management concluded that we did not have a comprehensive and formalized accounting and financial reporting policies and procedures manual which details the information needed for our financial reporting process and that we did not have a robust review process by which management could monitor for potential errors or technical accounting requirements, which have resulted in material weaknesses in internal control over financial reporting as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm.

Because the Company is a non-accelerated filer, this Transition Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to rules of the SEC.

Changes In Controls Over Financial Reporting.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during our fourth fiscal quarter, that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

During the fiscal quarter ended December 31, 2024, none of our directors or executive officers adopted or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defence conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 will be included under the captions "Board of Directors and Corporate Governance," "Executive Officers," and "Delinquent Section 16(a) Reports" in our definitive Proxy Statement for the 2025 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our fiscal year (the "Proxy Statement") and is incorporated herein by reference.

We have adopted a Corporate Code of Conduct and Ethics applicable to our directors, officers and employees which is designed to deter wrongdoing and to promote:

- honest and ethical conduct;
- full, fair, accurate, timely and understandable disclosure in reports and documents that we file with the SEC and in our other public communications;
- compliance with applicable laws, rules and regulations, including insider trading compliance; and
- accountability for adherence to the code and prompt internal reporting of violations of the code, including illegal or unethical behavior regarding accounting or auditing practices.

You may obtain a copy of our Corporate Code of Conduct and Ethics on our website at *www.redcat.red* under Company — Investor Relations — Governance — Governance Documents. The Compliance Committee, which is composed of our Chief Executive Officer and Chief Financial Officer, is responsible for reviewing the Corporate Code of Conduct and Ethics and amending as necessary. Any amendments will be disclosed on our website.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 will be included under the captions "Director Compensation Table," "Non-Employee Director Compensation Arrangements," and "Executive Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 will be included under the captions "Security Ownership of Certain Beneficial Owners and Management" and "2019 Equity Incentive Plan" in the Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 will be included under the captions "Certain Relationships and Related Transactions, and Director Independence," "Director Compensation Table," "Non-Employee Director Compensation Arrangements," and "Executive Compensation" in the Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 will be included under the caption "Independent Registered Public Accounting Firm Fees and Services" in the Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, AND FINANCIAL STATEMENTS SCHEDULES.

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation, dated July 17, 2019
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 filed with the SEC on February 8, 2017)
3.3	Certification of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on December 12, 2018)
3.4	Certification of Designation of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2018)
3.5	Amendment No. 1 to Certification of Designation of Series E Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on January 4, 2018)
3.6	Certificate of Withdrawal, dated May 13, 2019 of Certification of Designation of the Series A Preferred Stock, dated December 6, 2018, Series E Convertible Preferred Stock, dated January 3, 2018 and the Amendment to the Certification of Designation of the Series E Convertible Preferred Stock, dated January 3, 2018 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2019)
3.7	Certification of Designation of Series A Preferred Stock, dated May 10, 2019 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2019)
3.8	Certification of Designation of Series B Preferred Stock, dated May 10, 2019 (incorporated by reference to Exhibit 3.3 to the Company's Current Report on Form 8-K filed with the SEC on May 16, 2019)
4.1	Description of Capital Stock (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on August 13, 2020)
4.2#	Form of Stock Option Agreement, under the 2019 Equity Incentive Plan
4.3#	Form of Restricted Share Unit Award Agreement, under the 2019 Equity Incentive Plan
4.4#	Form of Stock Option Agreement, under the 2024 Omnibus Equity Incentive Plan
4.5#	Form of Restricted Share Unit Award Agreement, under the 2024 Omnibus Equity Incentive Plan
10.1#	2019 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-8 filed on August 27, 2024)
10.2#	First Amendment to Executive Employment Agreement with Jeffrey Thompson (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 22, 2023).
10.18#	Consulting Services Agreement, between Joseph Hernon and the Company, dated March 15, 2024 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on March 18, 2024)
10.19#	Executive Employment Agreement, between George Matus and the Company, dated May 13, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 20, 2024)
10.20#	Executive Employment Agreement, between Leah Lunger and the Company, dated June 10, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2024)

10.21+	Form of 8% Promissory Note (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024)
10.22+	Form of Exchange Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024)
10.23+	Form of Closing Date Working Capital Agreement and Consent (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024)
10.24+	Form of Purchase Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 23, 2024)
10.25	Asset Purchase Agreement, dated September 4, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2024)
10.26	Form of Joinder Agreement (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2024)
10.27	Form of Escrow Agreement (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2024)
10.28	Form of Key Employee Non-Competition Agreement (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 9, 2024)
10.29	Securities Purchase Agreement (incorporated by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on September 23, 2024)
10.30	Form of Senior Secured Convertible Note issued September 23, 2024 (incorporated by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed on September 23, 2024)
10.31	Form of Common Stock Purchase Warrant issued September 23, 2024 (incorporated by reference to Exhibit 10.9 to the Quarterly Report on Form 10-Q filed on September 23, 2024)
10.32	Security Agreement (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on September 23, 2024)
10.33	First Amendment to Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2024)
10.34	Senior Secured Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2024)
10.35	Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on November 27, 2024)
10.36#	Executive Employment Agreement with Geoffrey Hitchcock (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 2, 2024)
10.37#	2024 Omnibus Equity Incentive Plan
19.1*	Insider Trading Policy
21.1*	List of Subsidiaries
23.1*	Consent of dbbmckennon
31.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of Chief Executive Officer and Interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K filed with the SEC on August 8, 2024)
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH*	Inline XBRL Schema Document
101.CAL*	Inline XBRL Calculation Linkbase Document
101.LAB*	Inline XBRL Label Linkbase Document
101.PRE*	Inline XBRL Presentation Linkbase Document
101.DEF*	Inline XBRL Definition Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.
**	This certification is deemed not filed for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.
#	Indicates management contract or compensatory plan.
+	Certain schedules, appendices and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC staff upon request.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

Red Cat Holdings, Inc.

Dated: March 31, 2025 By: */s/ Jeffrey Thompson*

Jeffrey Thompson
Chief Executive Officer, Interim Chief Financial Officer and President
(Principal Executive Officer and Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Jeffrey M. Thompson Jeffrey M. Thompson	Chief Executive Officer, Interim Chief Financial Officer, President and Director (Principal Executive Officer and Principal Financial Officer)	March 31, 2025
/s/ Nicholas Liuzza, Jr. Nicolas Liuzza, Jr.	Director	March 31, 2025
/s/ Christopher Moe Christopher Moe	Director	March 31, 2025
/s/ Joseph Freedman Joseph Freedman	Director	March 31, 2025
/s/ Paul Edward Funk II Paul Edward Funk II	Director	March 31, 2025

Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

AFTER ISSUANCE OF STOCK

OF

RED CAT HOLDINGS, INC.

ARTICLE I
NAME

The name of the corporation shall be Red Cat Holdings, Inc. (hereinafter, the "Corporation").

ARTICLE II
REGISTERED OFFICE

The registered office of the Corporation shall be 701 S. Carson Street, Suite 200, Carson City, NV 89701. The registered agent of the Corporation shall be VCorp Services, LLC, 701 S. Carson Street, Suite 200, Carson City, NV 89701. The Corporation may, from time to time, in the manner provided by law, change the resident agent and the registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III
CAPITAL STOCK

Section 1. *Authorized Shares.* The aggregate number of shares which the Corporation shall have authority to issue is five hundred ten million (510,000,000) shares, consisting of two classes to be designated, respectively, "Common Stock" and "Preferred Stock," with all of such shares having a par value of $0.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is five hundred million (500,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is ten million (10,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, restrictions, and relative, participating, optional and other rights, and the qualifications, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Article III.

Section 2. *Common Stock.*

(a) *Dividend Rate.* Subject to the rights of holders of any Preferred Stock having preference as to dividends and except as otherwise provided by these Articles of Incorporation, as amended from time to time (hereinafter, the "**Articles**") or the Nevada Revised Statues (hereinafter, the "**NRS**"), the holders of Common Stock shall be entitled to receive dividends when, as and if declared by the board of directors out of assets legally available therefor.

(b) *Voting Rights.* Except as otherwise provided by the NRS, the holders of the issued and outstanding shares of Common Stock shall be entitled to one vote for each share of Common Stock. No holder of shares of Common Stock shall have the right to cumulate votes.

(c) *Liquidation Rights.* In the event of liquidation, dissolution, or winding up of the affairs of the Corporation, whether voluntary or involuntary, subject to the prior rights of holders of Preferred Stock to share ratably in the Corporation's assets, the Common Stock and any shares of Preferred Stock which are not entitled to any preference in liquidation shall share equally and ratably in the Corporation's assets available for distribution after giving effect to any liquidation preference of any shares of Preferred Stock. A merger, conversion, exchange or consolidation of the Corporation with or into any other person or sale or transfer of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation of the Corporation and the distribution of assets to stockholders) shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d) *No Conversion, Redemption, or Preemptive Rights.* The holders of Common Stock shall not have any conversion, redemption, or preemptive rights.

(e) *Consideration for Shares.* The Common Stock authorized by this Article shall be issued for such consideration as shall be fixed, from time to time, by the board of directors.

Section 3. *Preferred Stock.*

(a) *Designation.* The board of directors is hereby vested with the authority from time to time to provide by resolution for the issuance of shares of Preferred Stock in one or more series not exceeding the aggregate number of shares of Preferred Stock authorized by these Articles, and to prescribe with respect to each such series the voting powers, if any, designations, preferences, and relative, participating, optional, or other special rights, and the qualifications, limitations, or restrictions relating thereto, including, without limiting the generality of the foregoing: the voting rights relating to the shares of Preferred Stock of any series (which voting rights, if any, may be full or limited, may vary over time, and may be applicable generally or only upon any stated fact or event); the rate of dividends (which may be cumulative or noncumulative), the condition or time for payment of dividends and the preference or relation of such dividends to dividends payable on any other class or series of capital stock; the rights of holders of Preferred Stock of any series in the event of liquidation, dissolution, or winding up of the affairs of the Corporation; the rights, if any, of holders of Preferred Stock of any series to convert or exchange such shares of Preferred Stock of such series for shares of any other class or series of capital stock or for any other securities, property, or assets of the Corporation or any subsidiary (including the determination of the price or prices or the rate or rates applicable to such rights to convert or exchange and the adjustment thereof, the time or times during which the right to convert or exchange shall be applicable, and the time or times during which a particular price or rate shall be applicable); whether the shares of any series of Preferred Stock shall be subject to redemption by the Corporation and if subject to redemption, the times, prices, rates, adjustments and other terms and conditions of such redemption. The powers, designations, preferences, limitations, restrictions and relative rights may be made dependent upon any fact or event which may be ascertained outside the Articles or the resolution if the manner in which the fact or event may operate on such series is stated in the Articles or resolution. As used in this section "fact or event" includes, without limitation, the existence of a fact or occurrence of an event, including, without limitation, a determination or action by a person, government, governmental agency or political subdivision of a government. The board of directors is further authorized to increase or decrease (but not below the number of such shares of such series then outstanding) the number of shares of any series subsequent to the issuance of shares of that series. Unless the board of directors provides to the contrary in the resolution which fixes the characteristics of a series of Preferred Stock, neither the consent by series, or otherwise, of the holders of any outstanding Preferred Stock nor the consent of the holders of any outstanding Common Stock shall be required for the issuance of any new series of Preferred Stock regardless of whether the rights and preferences of the new series of Preferred Stock are senior or superior, in any way, to the outstanding series of Preferred Stock or the Common Stock.

(b) *Certificate.* Before the Corporation shall issue any shares of Preferred Stock of any series, a certificate of designation setting forth a copy of the resolution or resolutions of the board of directors, and establishing the voting powers, designations, preferences, the relative, participating, optional, or other rights, if any, and the qualifications, limitations, and restrictions, if any, relating to the shares of Preferred Stock of such series, and the number of shares of Preferred Stock of such series authorized by the board of directors to be issued shall be made and signed by an officer of the corporation and filed in the manner prescribed by the NRS.

(c) The outstanding Preferred Stock as of the effective date of this Amended and Restated Articles of Incorporation shall not be affected.

Section 4. *Non-Assessment of Stock.* The capital stock of the Corporation, after the amount of the subscription price has been fully paid, shall not be assessable for any purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles shall not be amended in this particular. No stockholder of the Corporation is individually liable for the debts or liabilities of the Corporation.

ARTICLE IV
DIRECTORS AND OFFICERS

Section 1. *Number of Directors.* The members of the governing board of the Corporation are styled as directors. The board of directors of the Corporation shall be elected in such manner as shall be provided in the bylaws of the Corporation. The board of directors shall consist of at least one (1) individual and not more than thirteen (13) individuals. The number of directors may be changed from time to time in such manner as shall be provided in the bylaws of the Corporation.

Section 2. *Initial Directors.* The names of the directors constituting the board of directors at the time of the adoption of these Amended and Restated Articles of Incorporation are:

Jeffrey M. Thompson
Jonathan Read

Section 3. *Limitation of Liability.* The liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS. If the NRS is amended to further eliminate or limit or authorize corporate action to further eliminate or limit the liability of directors or officers, the liability of directors and officers of the Corporation shall be eliminated or limited to the fullest extent permitted by the NRS, as so amended from time to time.

Section 4. *Payment of Expenses.* In addition to any other rights of indemnification permitted by the laws of the State of Nevada or as may be provided for by the Corporation in its bylaws or by agreement, the expenses of officers and directors incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, involving alleged acts or omissions of such officer or director in his or her capacity as an officer or director of the Corporation or member, manager, or managing member of a predecessor limited liability company or affiliate of such limited liability company or while serving in any capacity at the request of the Corporation as a director, officer, employee, agent, member, manager, managing member, partner, or fiduciary of, or in any other capacity for, another corporation or any partnership, joint venture, trust, or other enterprise, shall be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation. To the extent that an officer or director is successful on the merits in defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense. Notwithstanding anything to the contrary contained herein or in the bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

Section 5. *Repeal And Conflicts.* Any repeal or modification of Sections 3 or 4 above approved by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer of the Corporation existing as of the time of such repeal or modification. In the event of any conflict between Sections 3 or 4 above and any other Article of the Articles, the terms and provisions of Sections 3 or 4 above shall control.

ARTICLE V
TRANSACTIONS WITH STOCKHOLDERS

Section 1. *Control Share Acquisition Exemption.* The corporation elects not to be governed by the provisions of NRS.§78.378 through NRS.§78.3793, inclusive, generally known as the "Control Share Acquisition Statute."

Section 2. *Combinations With Interested Stockholders*. The corporation elects not to be governed by the provisions of NRS §78.411 through NRS §78.444, inclusive.

ARTICLE VI
BYLAWS

The board of directors is expressly granted the exclusive power to make, amend, alter, or repeal the bylaws of the Corporation pursuant to NRS 78.120.

ARTICLE V
CHOICE OF LAW; FORUM

The state or federal courts located in Washoe County, Nevada shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Corporation; (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders; (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the Nevada Revised Statutes, the Articles of Incorporation, or the Bylaws of the Corporation; or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article V. Any and all such actions shall be governed by and construed in accordance with the internal laws of the State of Nevada without reference to principles of conflicts of laws.

IN WITNESS WHEREOF, the Corporation has caused these Amended and Restated Articles of Incorporation to be executed in its name by its Chief Executive Officer on July _____, 2019.

/s/ Jeffrey Thompson
Jeffrey M. Thompson

These Amended and Restated Articles of Incorporation for Red Cat Holdings, Inc. have been approved by the written consent of shareholders holding 236,000,000 shares of common stock, and 1,433,007.8398 shares of Series A Preferred Stock, which represents approximately 55.23% of the voting power held by shareholders entitled to vote.

Exhibit 4.2

RED CAT HOLDINGS, INC.
STOCK OPTION GRANT NOTICE AND OPTION AGREEMENT
(2019 Equity Incentive Plan)

As a key leader in our business, you are in a position to have significant influence on the performance and success of Red Cat Holdings, Inc. (the "**Company**"). I am pleased to inform you that, in recognition of the role you play in our collective success, you have been granted an option to purchase shares of the Company's Common Stock. This award is subject to the terms and conditions of the Red Cat Holdings, Inc. 2019 Equity Incentive Plan, this Grant Notice, and the following Stock Option Agreement. The details of this award are indicated below.

Optionee: _____

Date of Grant: _____

Number of Shares subject to the Option: _____

Exercise Price Per Share: $ _____ _____

Type of Option:
☐ ISO
☐ Nonqualified Stock Option

Expiration Date: The tenth (10th) anniversary of the Date of Grant

Vesting: _____

RED CAT HOLDINGS, INC., a Nevada corporation

_____

By:

Its:

RED CAT HOLDINGS, INC
2019 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (together with the above grant notice (the "**Grant Notice**"), the "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between Red Cat Holdings, Inc., a Nevada corporation (the "**Company**"), and the individual (the "**Optionee**") set forth on the Grant Notice.

A. Pursuant to the Red Cat Holdings Inc. 2019 Equity Incentive Plan (the "**Plan**"), the Administrator has determined that it is to the advantage and best interest of the Company to grant to the Optionee an option to purchase the number of Shares (the "**Shares**") set forth on the Grant Notice, at the exercise price per Share set forth on the Grant Notice, and in all respects subject to the terms, definitions and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Option**").

B. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, the following definitions shall apply:

(i) "**Disability**" shall mean the inability of the Optionee to perform services to the Company due to injury or illness.

(ii) "**Termination**" shall mean the termination of the employment or service of the Optionee with the Company and all Affiliates thereof (including because of the Optionee's employer ceasing to be an affiliate of the Company). For purposes of this Agreement, Termination will not occur when Optionee goes on a military leave, a sick leave, or another bona fide leave of absence that was approved by the Company in writing, *provided that* unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 3 months; and *provided that* continued service crediting may be suspended during such leave, unless otherwise required by Applicable Laws. However, Termination will occur when approved leave described in this section ends, unless Grantee immediately returns to active work. Notwithstanding the foregoing, in no event shall an Option be exercised after the Expiration Date.

(iii) "**Termination Date**" shall mean the date of the Optionee's Termination of Service.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Optionee and the Company hereby agree as follows:

1. Acceptance of Agreement. Optionee has reviewed all of the provisions of the Plan and this Agreement. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator on questions relating to the Plan and this Agreement, and, solely as they relate to this Option, the applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an Affiliate and the Optionee. The Optionee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand.

2. Grant and Terms of Stock Option.

2.1 Grant of Option. Pursuant to this Agreement, the Company has granted to the Optionee the right and option to purchase, subject to the terms and conditions set forth in the Plan and this Agreement, all or any part of the number of Shares set forth on the Grant Notice at a purchase price per Share equal to the exercise price per Share set forth on the Grant Notice. An Option granted pursuant to the Grant Notice and this Agreement shall be [an ISO/a Nonqualified Stock Option].

2.2 Vesting and Term of Option. This Section 2.2 is subject to the provisions of the Plan and the other provisions of this Agreement.

2.2.1 This Option shall vest and become exercisable as described in the Grant Notice.

2.2.2 The "**Term**" of this Option shall begin on the Date of Grant set forth in the Grant Notice and end on the Expiration Date specified in the Grant Notice. No portion of this Option may be exercised after the expiration of the Term.

2.2.3 Except as otherwise provided in the Grant Notice, in the event of Optionee's Termination for any reason other than death, Disability, or Cause:

2.2.3.1 the portion of this Option that is not vested and exercisable as of the Termination Date shall not continue to vest and shall be immediately cancelled and terminated; and

2.2.3.2 the portion of this Option that is vested and exercisable as of the Termination Date shall terminate and be cancelled on the earlier of:

(a) the expiration of the Term and

(b) ninety (90) days after such Termination Date.

2.2.4 Except as otherwise provided in the Grant Notice, in the event of Termination due to death or Disability:

2.2.4.1 the portion of this Option that is not vested and exercisable as of the Termination Date shall not continue to vest and shall be immediately cancelled and terminated; and

2.2.4.2 the portion of this Option that is vested and exercisable as of the Termination Date shall terminate and be cancelled on the earlier of (a) the expiration of the Term and (b) the date that is twelve (12) months after the Termination Date.

2.2.5 In the event of Optionee's Termination for Cause, or if, after the Termination, the Administrator determines that Cause existed before such Termination, this entire Option shall not continue to vest, shall be cancelled and terminated as of the Termination Date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

3. Method of Exercise.

3.1 Method of Exercise. Each election to exercise the Option shall be subject to the terms and conditions of the Plan and shall be in writing, signed by the Optionee or by his or her executor, administrator, or permitted transferee (subject to any restrictions provided under the Plan), made pursuant to and in accordance with the terms and conditions set forth in the Plan and received by the Company at its principal offices, accompanied by payment in full as provided in the Plan or in this Agreement. Notwithstanding any of the foregoing, the Administrator shall have the right to specify all conditions of the manner of exercise. Upon the Company's determination that the Option has been validly exercised as to any of the Shares, the Company may issue certificates in the Optionee's name for such Shares. However, the Company shall not be liable to the Optionee for damages relating to any reasonable delays in issuing the certificates to the Optionee, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves which it promptly undertakes to correct.

3.2 Restrictions on Exercise. No Shares will be issued pursuant to the exercise of this Option unless and until there shall have been full compliance with all applicable requirements of the Securities Act of 1933 ("**Securities Act**"), as amended (whether by registration or satisfaction of exemption conditions), all applicable listing requirements of any national securities exchange or other market system on which the Common Stock is then listed and all applicable requirements of any Applicable Laws and of any regulatory bodies having jurisdiction over such issuance. As a condition to the exercise of this Option, the Company may require the Optionee to make any representation and warranty to the Company as may be necessary or appropriate, in the judgment of the Administrator, to comply with any Applicable Law. In addition, Optionee shall not sell any Shares acquired upon exercise of this Option at a time when Applicable Laws, regulations or Company's or underwriter trading policies prohibit such sale. Any other provision of this Agreement notwithstanding, the Company shall have the right to designate one or more periods of time, each of which shall not exceed 180 days in length, during which this Option shall not be exercisable if the Administrator determines (in its sole discretion) that such limitation on exercise could in any way facilitate a lessening of any restriction on transfer pursuant to the Securities Act or any state securities laws with respect to any issuance of securities by the Company, facilitate the registration or qualification of any securities by the Company under the Securities Act or any state securities laws, or facilitate the perfection of any exemption from the registration or qualification requirements of the Securities Act or any applicable state securities laws for the issuance or transfer of any securities. Such limitation on exercise shall not alter the vesting schedule set forth in this Agreement other than to limit the periods during which this Option shall be exercisable.

3.3 <u>Method of Payment</u>. Payment of the exercise price shall be made in full at the time of exercise (a) by the delivery of cash or check acceptable to the Administrator, including an amount to cover the withholding taxes (as provided in Section 7.12) with respect to such exercise, or (b) any other method, if any, approved by the Administrator, including (i) by means of consideration received under any cashless exercise procedure, if any, approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise) or (ii) any other form of consideration approved by the Administrator and permitted by Applicable Laws.

3.4 <u>No Rights as a Shareholder</u>. Until the Shares are issued to the Optionee (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Option.

4. <u>Non-Transferability of Option</u>. Except as provided below, this Option may not be sold, assigned or transferred in any manner, pledged or otherwise encumbered other than by will or by the laws of descent or distribution or to a beneficiary designated pursuant to the Plan, and may be exercised during the lifetime of Optionee only by Optionee or the Optionee's guardian or legal representative. Subject to all of the other terms and conditions of this Agreement, following the death of Optionee, this Option may, to the extent it is vested and exercisable by Optionee in accordance with its terms on the Termination Date, be exercised by Optionee's executor or administrator, or the person or persons to whom the Optionee's rights under this Agreement shall pass by will or by the laws of descent and distribution as the case may be. Any heir or legatee of the Optionee shall take rights herein granted subject to the terms and conditions hereof.

5. <u>Restrictions; Restrictive Legends</u>. Ownership and transfer of Shares issued pursuant to the exercise of this Option will be subject to the provisions of, including ownership and transfer restrictions contained in, the Company's Certificate of Incorporation or Bylaws, as amended from time to time, restrictions imposed by Applicable Laws and restrictions set forth or referenced in legends imprinted on certificates representing such Shares.

6. <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, to the extent that this Option had not been previously exercised, it will terminate immediately prior to the consummation of such proposed dissolution or liquidation. In such instance, the Administrator may, in the exercise of its sole discretion, declare that this Option will terminate as of a date fixed by the Administrator and give the Optionee the right to exercise this Option prior to such date as to all or any part of the optioned stock, including Shares as to which this Option would not otherwise be exercisable.

7. <u>General</u>.

7.1 <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Nevada applicable to agreements made and to be performed entirely in Nevada, without regard to the conflicts of law provisions of Nevada or any other jurisdiction.

7.2 <u>Community Property</u>. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Optionee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Option and the parties hereto shall act in all matters as if the Optionee was the sole owner of this Option. This appointment is coupled with an interest and is irrevocable.

7.3 <u>No Employment Rights</u>. Nothing herein contained shall be construed as an agreement by the Company or any of its Subsidiaries, express or implied, to employ the Optionee or contract for the Optionee's services, to restrict the Company's or such Subsidiary's right to discharge the Optionee or cease contracting for the Optionee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any service agreement (or other agreement) or contract for services which may exist between the Optionee and the Company or any Affiliate.

7.4 <u>Application to Other Stock</u>. In the event any capital stock of the Company or any other corporation shall be distributed on, with respect to, or in exchange for Shares as a stock dividend, stock split, reclassification or recapitalization in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to the Shares on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

7.5 <u>No Third-Party Benefits</u>. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

7.6 <u>Successors and Assigns</u>. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

7.7 <u>No Assignment</u>. Except as otherwise provided in this Agreement, the Optionee may not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

7.8 <u>Severability</u>. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

7.9 <u>Equitable Relief</u>. The Optionee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Optionee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

7.10 <u>Jurisdiction</u>. Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Nevada, and the Company and the Optionee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Optionee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Nevada, (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum and (iii) any right to a jury trial.

7.11 <u>Notice</u>. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of its Secretary at its principal executive offices or at such other address as to which the Company shall have notified Optionee in writing, and any notice to the Optionee shall be addressed to such Optionee at the current address shown on the payroll of the Company or its respective Affiliate, or to such other address as the Optionee may designate to the Company. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

7.12 <u>Taxes</u>. By agreeing to this Agreement, the Optionee acknowledges and agrees that the Company has not made any warranties or representations to the Optionee with respect to the tax consequences of the grant of the Option hereunder, and the Optionee is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Optionee is advised to consult with his or her own tax advisor with respect to such tax consequences of the grant. The Company shall be entitled to require a cash payment by or on behalf of the Optionee and/or to deduct from the Shares or cash otherwise issuable hereunder or other compensation payable to the Optionee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that will not cause adverse accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) in respect of the Option, its exercise or any payment or transfer under or with respect to the Option.

7.13 <u>Headings</u>. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

7.14 <u>Number and Gender</u>. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

7.15 <u>Acknowledgments of Optionee</u>. Optionee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Notice of Grant, acknowledges and agrees to all of the provisions of the Grant Notice, the Plan and this Agreement.

7.16 <u>Complete Agreement</u>. The Grant Notice, this Stock Option Agreement, the Plan, and the applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an Affiliate and the Optionee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

7.17 <u>Waiver</u>. The Optionee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Optionee.

7.18 <u>Signature in Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

7.19 <u>Amendments and Termination</u>. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Administrator or the Board, but (unless otherwise permitted in the Plan) no amendment, alteration or termination shall be made that would materially impair the rights of an Optionee under the Option without such Optionee's consent.

7.20 <u>Waiver of Jury Trial</u>. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

7.21 <u>Electronic Delivery and Disclosure</u>. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Option granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Optionee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Optionee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically (including on EDGAR), as applicable, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

7.22 <u>Data Privacy</u>. Optionee agrees that all of Optionee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Optionee's participation in the Plan.

7.23 <u>Section 409A</u>. The parties intend for the Option to be exempt from Section 409A of the Code or, if not so exempt, to be treated in a manner which complies with the requirements of such section, and intend that this Agreement be construed and administered in accordance with such intention. In the event that the parties determine that the terms of this Agreement or the Option needs to be modified in order to comply with Section 409A of the Code, the parties shall cooperate reasonably to do so in a manner intended to best preserve the economic benefits of this Agreement. Any payments that qualify for the "short-term deferral" exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Optionee's separation from service shall instead be paid on the first business day after the date that is six months following the Optionee's termination date (or death, if earlier).

7.24 <u>Section 280G</u>. In the event that the benefits provided for in this Agreement or otherwise payable hereunder (a) constitute "parachute payments" within the meaning of Section 280G of the Code; and (b) would be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then the parties hereto will cooperate to ensure that the benefits hereunder will be either (i) delivered in full; or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Optionee's receipt on an after-tax basis of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless mutually agreed in writing, any determination required under this section shall be made at no expense to Optionee in writing by the Company's independent public accountants, whose determination shall be conclusive and binding

7.25 <u>Clawback of Incentive Compensation</u>. Executives shall be subject to the Company's Policy on Recovery of Erroneously Awarded Compensation, as filed as filed as Exhibit 97 to Company's Form 10-K for the last Company fiscal year as such policy may be amended or replaced by the Company from time to time (the "**Clawback Policy**").

Exhibit 4.3

RED CAT HOLDINGS, INC.
RESTRICTED SHARE UNIT AWARD GRANT NOTICE
(2019 Equity Incentive Plan)

        As a key leader in our business, you are in a position to have significant influence on the performance and success of Red Cat Holdings, Inc. (the "**Company**"). I am pleased to inform you that, in recognition of the role you play in our collective success, you have been granted a RSU award (the "**Restricted Share Unit Award**"). This award is subject to the terms and conditions of the Red Cat Holdings, Inc. 2019 Equity Incentive Plan, this Grant Notice, and the following Restricted Share Unit Award Agreement. The details of this award are indicated below.

Grantee:
Date of Grant:
Number of Restricted Share Units (RSUs):
Vesting Commencement Date:
Vesting:
Delivery Dates:

RED CAT HOLDINGS, INC., a Nevada corporation

_____
By:
Its:
Acknowledged and Agreed as of this _____ day of _____, 20[__].

Name: _____

RED CAT HOLDINGS, INC
2019 EQUITY INCENTIVE PLAN
RESTRICTED SHARE UNIT AWARD AGREEMENT

THIS RESTRICTED SHARE UNIT AWARD AGREEMENT (together with the above grant notice (the "**Grant Notice**"), this "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between the Company and the individual (the "**Grantee**") set forth on the Grant Notice.

WHEREAS, pursuant to the Plan, the Company has determined that it is to the advantage and best interest of the Company to grant to the Grantee this award of restricted share units (the "**RSUs**" or "**Restricted Share Units**") as set forth in the Grant Notice and subject to the terms and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Award**").

WHEREAS, unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, the following definitions shall apply:

(i) "**Termination**" shall mean the termination of the employment or service of the Grantee with the Company and all Affiliates thereof (including because of the Grantee's employer ceasing to be an affiliate of the Company). For purposes of this Agreement, Termination will not occur when Grantee goes on a military leave, a sick leave, or another bona fide leave of absence that was approved by the Company in writing, *provided that* unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 3 months; and *provided that* continued service crediting may be suspended during such leave, unless otherwise required by Applicable Laws. However, Termination will occur when approved leave described in this section ends, unless Grantee immediately returns to active work.

(ii) "**Termination Date**" shall mean the date of the Grantee's Termination of Service.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Grantee and the Company hereby agree as follows:

1. Acceptance of Agreement. Grantee has reviewed all of the provisions of the Plan, the Grant Notice and this Restricted Share Unit Award Agreement. By accepting this Award, Grantee agrees that this Award is granted under and governed by the terms and conditions of the Plan, the Grant Notice and this Restricted Share Unit Award Agreement, and the applicable provisions contained in a written service agreement (if any) between the Company or an affiliate and the Grantee. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee on questions relating to the Plan, the Grant Notice, this Agreement and, solely in so far as they relate to this Award, the applicable provisions contained in a written service agreement (if any) between the Company or an affiliate and the Grantee. If Grantee signs this Agreement and Grant Notice electronically, Grantee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand.

2. Grant of Award. Pursuant to this Agreement, the Company has granted to the Grantee the Restricted Share Units, subject to the terms and conditions set forth in the Plan and this Agreement.

3. Vesting.

3.1 Subject to the provisions of the Plan and Section 3.2 of this Agreement, and except as otherwise provided in a written service agreement (or other agreement) between the Company or an affiliate and the Grantee (if any), the Restricted Share Units shall vest in installments as described in the Grant Notice, subject to the Grantee not experiencing a Termination prior to each applicable **Vesting Date** (as such term is defined in the Grant Notice).

3.2 Except as otherwise provided in the Plan or in a written service agreement (or other agreement) between the Company and the Grantee (if any), if the Grantee experiences a Termination for any reason prior to an applicable Vesting Date, as of the Termination Date, the Grantee shall forfeit any unvested Restricted Share Units.

3.3 Transfer and Settlement of Restricted Share Units. The Restricted Share Units issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated (each, a "**Transfer**"). In addition, Grantee shall not sell any Shares received with respect to Restricted Share Units (even following settlement of Restricted Share Units) at a time when applicable laws, regulations or Company's or underwriter trading policies prohibit such sale. The applicable portion of this Award (to the extent vested) shall be settled by the Company by the issuance and delivery of Shares as soon as reasonably practical after (but no later than [60] days after) the Delivery Dates, as indicated in the Grant Notice, to the Grantee (or if applicable, the beneficiaries of the Grantee). Any issuance of Shares shall be made only in whole Shares, and any fractional shares shall be distributed in an equivalent cash amount.

4. Dividends. Subject to the terms and conditions of the Plan and this Agreement, as well as any procedures established by the Administrator, prior to the expiration of the applicable vesting period of an RSU, the Administrator may determine to pay dividend equivalent rights with respect to RSUs, in which case, the Company shall establish an account for the Grantee and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to the shares of Common Stock underlying each Restricted Share Unit. Each amount or other property credited to any such account shall be subject to the same vesting conditions as the Restricted Share Unit to which it relates. The Grantee shall have the right to be paid the amounts or other property credited to such account upon vesting of the subject Restricted Share Unit.

5. General.

5.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Nevada applicable to agreements made and to be performed entirely in Nevada, without regard to the conflicts of law provisions of Nevada or any other jurisdiction.

5.2 Community Property. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Grantee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Award and the parties hereto shall act in all matters as if the Grantee was the sole owner of this Award. This appointment is coupled with an interest and is irrevocable.

5.3 No Employment Rights. Nothing contained herein shall be construed as an agreement by the Company or any of its subsidiaries, express or implied, to employ the Grantee or contract for the Grantee's services, to restrict the Company's or such subsidiary's right to discharge the Grantee or cease contracting for the Grantee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any service agreement (or other agreement) or contract for services which may exist between the Grantee and the Company or any affiliate.

5.4 Application to Other Stock. In the event any capital stock of the Company or any other corporation shall be distributed on, with respect to or in exchange for Shares underlying Restricted Share Units as a stock dividend, stock split, reclassification, recapitalization or similar transaction in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to the Shares underlying Restricted Share Units on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

5.5 No Third-Party Benefits. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

5.6 Successors and Assigns. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

5.7 No Assignment. Except as otherwise provided in this Agreement, the Grantee may not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

5.8 Severability. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

5.9 Equitable Relief. The Grantee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Grantee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

5.10 **Jurisdiction**. Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Nevada, and the Company and the Grantee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Grantee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Nevada and (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

5.11 **Notice**. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of its Secretary at its principal executive offices or at such other address as to which the Company shall have notified Grantee in writing, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company or its respective Affiliate, or to such other address as the Grantee may designate to the Company. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

5.12 **Taxes**. By agreeing to this Agreement, the Grantee acknowledges and agrees that the Company has not made any warranties or representations to the Grantee with respect to the tax consequences of the grant of the Restricted Share Units hereunder, and the Grantee is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Grantee is advised to consult with his or her own tax advisor with respect to such tax consequences of the grant. The Company shall be entitled to require a cash payment by or on behalf of the Grantee and/or to deduct from the Shares or cash issuable hereunder or from other compensation payable to the Grantee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that that will not cause adverse accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) with respect to the Restricted Share Unit Award.

5.13 **Headings**. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

5.14 **Number and Gender**. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

5.15 **Acknowledgments of Grantee**. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Grant Notice, acknowledges and agrees to all of the provisions of the Plan and this Agreement.

5.16 **Complete Agreement**. The Grant Notice, this Agreement, the Plan and applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an affiliate and the Grantee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. Notwithstanding the forgoing and for avoidance of doubt, in the event that any of the terms of this Agreement conflicts with the Plan, then the terms of the Plan shall govern. In the event that any of the terms of this Agreement or the Plan conflicts with an applicable employment agreement for the Grantee, then the terms of the applicable employee agreement of the Grantee shall govern.

5.17 **Waiver**. The Grantee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Grantee.

5.18 **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

5.19 <u>**Amendments and Termination**</u>. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Committee or the Board, but (unless otherwise permitted in the Plan) no amendment, alteration or termination shall be made that would materially impair the rights of a Grantee under this Restricted Share Unit Award Agreement without such Grantee's consent.

5.20 <u>**Waiver of Jury Trial**</u>. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

5.21 <u>**Electronic Delivery and Disclosure**</u>. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Award granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Grantee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Grantee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically (including on EDGAR), as applicable, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

5.22 <u>**Data Privacy**</u>. Grantee agrees that all of Grantee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Grantee's participation in the Plan.

5.23 <u>**Section 409A Compliance**</u>. The parties intend for the Award to be exempt from Section 409A of the Code or, if not so exempt, to be treated in a manner which complies with the requirements of such section, and intend that this Agreement be construed and administered in accordance with such intention. In the event that the parties determine that the terms of this Agreement or the Award needs to be modified in order to comply with Section 409A of the Code, the parties shall cooperate reasonably to do so in a manner intended to best preserve the economic benefits of this Agreement. Any payments that qualify for the "short-term deferral" exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Grantee's separation from service shall instead be paid on the first business day after the date that is six months following the Grantee's termination date (or death, if earlier).

5.24 <u>**Section 280G**</u>. In the event that the benefits provided for in this Agreement or otherwise payable hereunder (a) constitute "parachute payments" within the meaning of Section 280G of the Code; and (b) would be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then the parties hereto will cooperate to ensure that the benefits hereunder will be either (i) delivered in full; or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Grantee's receipt on an after-tax basis of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless mutually agreed in writing, any determination required under this section shall be made at no expense to Grantee in writing by the Company's independent public accountants, whose determination shall be conclusive and binding.

5.25 <u>**Clawback of Incentive Compensation**</u>. Executives shall be subject to the Company's Policy on Recovery of Erroneously Awarded Compensation, as filed as Exhibit 97 to Company's Form 10-K for the last Company fiscal year as such policy may be amended or replaced by the Company from time to time (the "**Clawback Policy**").

Exhibit 4.4

RED CAT HOLDINGS, INC.
STOCK OPTION GRANT NOTICE AND OPTION AGREEMENT
(2024 Omnibus Equity Incentive Plan)

As a key leader in our business, you are in a position to have significant influence on the performance and success of Red Cat Holdings, Inc. (the "**Company**"). I am pleased to inform you that, in recognition of the role you play in our collective success, you have been granted an option to purchase shares of the Company's Common Stock. This award is subject to the terms and conditions of the Red Cat Holdings, Inc. 2024 Omnibus Equity Incentive Plan, this Grant Notice, and the following Stock Option Agreement. The details of this award are indicated below.

Optionee: _____

Date of Grant: _____

Number of Shares subject to the Option: _____

Exercise Price Per Share: $ _____ _____

Type of Option:

☐ ISO

☐ Nonqualified Stock Option

Expiration Date: The tenth (10th) anniversary of the Date of Grant

Vesting: _____

RED CAT HOLDINGS, INC., a Nevada corporation

_____

By:

Its:

- 1 -

RED CAT HOLDINGS, INC
2024 OMNIBUS EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (together with the above grant notice (the "**Grant Notice**"), the "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between Red Cat Holdings, Inc., a Nevada corporation (the "**Company**"), and the individual (the "**Optionee**") set forth on the Grant Notice.

A. Pursuant to the Red Cat Holdings Inc. 2024 Omnibus Equity Incentive Plan (the "**Plan**"), the Administrator has determined that it is to the advantage and best interest of the Company to grant to the Optionee an option to purchase the number of Shares (the "**Shares**") set forth on the Grant Notice, at the exercise price per Share set forth on the Grant Notice, and in all respects subject to the terms, definitions and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Option**").

B. Unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, the following definitions shall apply:

(i) "**Disability**" shall mean the inability of the Optionee to perform services to the Company due to injury or illness.

(ii) "**Termination**" shall mean the termination of the employment or service of the Optionee with the Company and all Affiliates thereof (including because of the Optionee's employer ceasing to be an affiliate of the Company). For purposes of this Agreement, Termination will not occur when Optionee goes on a military leave, a sick leave, or another bona fide leave of absence that was approved by the Company in writing, *provided that* unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 3 months; and *provided that* continued service crediting may be suspended during such leave, unless otherwise required by Applicable Laws. However, Termination will occur when approved leave described in this section ends, unless Grantee immediately returns to active work. Notwithstanding the foregoing, in no event shall an Option be exercised after the Expiration Date.

(iii) "**Termination Date**" shall mean the date of the Optionee's Termination of Service.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Optionee and the Company hereby agree as follows:

1. Acceptance of Agreement. Optionee has reviewed all of the provisions of the Plan and this Agreement. Optionee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator on questions relating to the Plan and this Agreement, and, solely as they relate to this Option, the applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an Affiliate and the Optionee. The Optionee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand.

2. Grant and Terms of Stock Option.

2.1 Grant of Option. Pursuant to this Agreement, the Company has granted to the Optionee the right and option to purchase, subject to the terms and conditions set forth in the Plan and this Agreement, all or any part of the number of Shares set forth on the Grant Notice at a purchase price per Share equal to the exercise price per Share set forth on the Grant Notice. An Option granted pursuant to the Grant Notice and this Agreement shall be [an ISO/a Nonqualified Stock Option].

2.2 Vesting and Term of Option. This Section 2.2 is subject to the provisions of the Plan and the other provisions of this Agreement.

2.2.1 This Option shall vest and become exercisable as described in the Grant Notice.

2.2.2 The "**Term**" of this Option shall begin on the Date of Grant set forth in the Grant Notice and end on the Expiration Date specified in the Grant Notice. No portion of this Option may be exercised after the expiration of the Term.

2.2.3 Except as otherwise provided in the Grant Notice, in the event of Optionee's Termination for any reason other than death, Disability, or Cause:

2.2.3.1 the portion of this Option that is not vested and exercisable as of the Termination Date shall not continue to vest and shall be immediately cancelled and terminated; and

2.2.3.2 the portion of this Option that is vested and exercisable as of the Termination Date shall terminate and be cancelled on the earlier of:

(a) the expiration of the Term and

(b) ninety (90) days after such Termination Date.

2.2.4 Except as otherwise provided in the Grant Notice, in the event of Termination due to death or Disability:

2.2.4.1 the portion of this Option that is not vested and exercisable as of the Termination Date shall not continue to vest and shall be immediately cancelled and terminated; and

2.2.4.2 the portion of this Option that is vested and exercisable as of the Termination Date shall terminate and be cancelled on the earlier of (a) the expiration of the Term and (b) the date that is twelve (12) months after the Termination Date.

2.2.5 In the event of Optionee's Termination for Cause, or if, after the Termination, the Administrator determines that Cause existed before such Termination, this entire Option shall not continue to vest, shall be cancelled and terminated as of the Termination Date, and shall no longer be exercisable as to any Shares, whether or not previously vested.

3. Method of Exercise.

3.1 Method of Exercise. Each election to exercise the Option shall be subject to the terms and conditions of the Plan and shall be in writing, signed by the Optionee or by his or her executor, administrator, or permitted transferee (subject to any restrictions provided under the Plan), made pursuant to and in accordance with the terms and conditions set forth in the Plan and received by the Company at its principal offices, accompanied by payment in full as provided in the Plan or in this Agreement. Notwithstanding any of the foregoing, the Administrator shall have the right to specify all conditions of the manner of exercise. Upon the Company's determination that the Option has been validly exercised as to any of the Shares, the Company may issue certificates in the Optionee's name for such Shares. However, the Company shall not be liable to the Optionee for damages relating to any reasonable delays in issuing the certificates to the Optionee, any loss of the certificates, or any mistakes or errors in the issuance of the certificates or in the certificates themselves which it promptly undertakes to correct.

3.2 Restrictions on Exercise. No Shares will be issued pursuant to the exercise of this Option unless and until there shall have been full compliance with all applicable requirements of the Securities Act of 1933 ("**Securities Act**"), as amended (whether by registration or satisfaction of exemption conditions), all applicable listing requirements of any national securities exchange or other market system on which the Common Stock is then listed and all applicable requirements of any Applicable Laws and of any regulatory bodies having jurisdiction over such issuance. As a condition to the exercise of this Option, the Company may require the Optionee to make any representation and warranty to the Company as may be necessary or appropriate, in the judgment of the Administrator, to comply with any Applicable Law. In addition, Optionee shall not sell any Shares acquired upon exercise of this Option at a time when Applicable Laws, regulations or Company's or underwriter trading policies prohibit such sale. Any other provision of this Agreement notwithstanding, the Company shall have the right to designate one or more periods of time, each of which shall not exceed 180 days in length, during which this Option shall not be exercisable if the Administrator determines (in its sole discretion) that such limitation on exercise could in any way facilitate a lessening of any restriction on transfer pursuant to the Securities Act or any state securities laws with respect to any issuance of securities by the Company, facilitate the registration or qualification of any securities by the Company under the Securities Act or any state securities laws, or facilitate the perfection of any exemption from the registration or qualification requirements of the Securities Act or any applicable state securities laws for the issuance or transfer of any securities. Such limitation on exercise shall not alter the vesting schedule set forth in this Agreement other than to limit the periods during which this Option shall be exercisable.

3.3 <u>Method of Payment</u>. Payment of the exercise price shall be made in full at the time of exercise (a) by the delivery of cash or check acceptable to the Administrator, including an amount to cover the withholding taxes (as provided in Section 7.12) with respect to such exercise, or (b) any other method, if any, approved by the Administrator, including (i) by means of consideration received under any cashless exercise procedure, if any, approved by the Administrator (including the withholding of Shares otherwise issuable upon exercise) or (ii) any other form of consideration approved by the Administrator and permitted by Applicable Laws.

3.4 <u>No Rights as a Shareholder</u>. Until the Shares are issued to the Optionee (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Option.

4. <u>Non-Transferability of Option</u>. Except as provided below, this Option may not be sold, assigned or transferred in any manner, pledged or otherwise encumbered other than by will or by the laws of descent or distribution or to a beneficiary designated pursuant to the Plan, and may be exercised during the lifetime of Optionee only by Optionee or the Optionee's guardian or legal representative. Subject to all of the other terms and conditions of this Agreement, following the death of Optionee, this Option may, to the extent it is vested and exercisable by Optionee in accordance with its terms on the Termination Date, be exercised by Optionee's executor or administrator, or the person or persons to whom the Optionee's rights under this Agreement shall pass by will or by the laws of descent and distribution as the case may be. Any heir or legatee of the Optionee shall take rights herein granted subject to the terms and conditions hereof.

5. <u>Restrictions; Restrictive Legends</u>. Ownership and transfer of Shares issued pursuant to the exercise of this Option will be subject to the provisions of, including ownership and transfer restrictions contained in, the Company's Certificate of Incorporation or Bylaws, as amended from time to time, restrictions imposed by Applicable Laws and restrictions set forth or referenced in legends imprinted on certificates representing such Shares.

6. <u>Dissolution or Liquidation</u>. In the event of the proposed dissolution or liquidation of the Company, to the extent that this Option had not been previously exercised, it will terminate immediately prior to the consummation of such proposed dissolution or liquidation. In such instance, the Administrator may, in the exercise of its sole discretion, declare that this Option will terminate as of a date fixed by the Administrator and give the Optionee the right to exercise this Option prior to such date as to all or any part of the optioned stock, including Shares as to which this Option would not otherwise be exercisable.

7. <u>General</u>.

7.1 <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Nevada applicable to agreements made and to be performed entirely in Nevada, without regard to the conflicts of law provisions of Nevada or any other jurisdiction.

7.2 <u>Community Property</u>. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Optionee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Option and the parties hereto shall act in all matters as if the Optionee was the sole owner of this Option. This appointment is coupled with an interest and is irrevocable.

7.3 <u>No Employment Rights</u>. Nothing herein contained shall be construed as an agreement by the Company or any of its Subsidiaries, express or implied, to employ the Optionee or contract for the Optionee's services, to restrict the Company's or such Subsidiary's right to discharge the Optionee or cease contracting for the Optionee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any service agreement (or other agreement) or contract for services which may exist between the Optionee and the Company or any Affiliate.

7.4 <u>Application to Other Stock</u>. In the event any capital stock of the Company or any other corporation shall be distributed on, with respect to, or in exchange for Shares as a stock dividend, stock split, reclassification or recapitalization in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to the Shares on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

7.5 <u>No Third-Party Benefits</u>. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

7.6 <u>Successors and Assigns</u>. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

7.7 <u>No Assignment</u>. Except as otherwise provided in this Agreement, the Optionee may not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

7.8 <u>Severability</u>. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

7.9 <u>Equitable Relief</u>. The Optionee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Optionee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

7.10 <u>Jurisdiction</u>. Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Nevada, and the Company and the Optionee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Optionee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Nevada, (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum and (iii) any right to a jury trial.

7.11 <u>Notice</u>. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of its Secretary at its principal executive offices or at such other address as to which the Company shall have notified Optionee in writing, and any notice to the Optionee shall be addressed to such Optionee at the current address shown on the payroll of the Company or its respective Affiliate, or to such other address as the Optionee may designate to the Company. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

7.12 <u>Taxes</u>. By agreeing to this Agreement, the Optionee acknowledges and agrees that the Company has not made any warranties or representations to the Optionee with respect to the tax consequences of the grant of the Option hereunder, and the Optionee is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Optionee is advised to consult with his or her own tax advisor with respect to such tax consequences of the grant. The Company shall be entitled to require a cash payment by or on behalf of the Optionee and/or to deduct from the Shares or cash otherwise issuable hereunder or other compensation payable to the Optionee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that will not cause adverse accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) in respect of the Option, its exercise or any payment or transfer under or with respect to the Option.

7.13 <u>Headings</u>. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

7.14 <u>Number and Gender</u>. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

7.15 <u>Acknowledgments of Optionee</u>. Optionee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Notice of Grant, acknowledges and agrees to all of the provisions of the Grant Notice, the Plan and this Agreement.

7.16 <u>Complete Agreement</u>. The Grant Notice, this Stock Option Agreement, the Plan, and the applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an Affiliate and the Optionee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

7.17 <u>Waiver</u>. The Optionee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Optionee.

7.18 <u>Signature in Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

7.19 <u>Amendments and Termination</u>. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Administrator or the Board, but (unless otherwise permitted in the Plan) no amendment, alteration or termination shall be made that would materially impair the rights of an Optionee under the Option without such Optionee's consent.

7.20 <u>Waiver of Jury Trial</u>. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

7.21 <u>Electronic Delivery and Disclosure</u>. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Option granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Optionee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Optionee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically (including on EDGAR), as applicable, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

7.22 <u>Data Privacy</u>. Optionee agrees that all of Optionee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Optionee's participation in the Plan.

7.23 <u>Section 409A</u>. The parties intend for the Option to be exempt from Section 409A of the Code or, if not so exempt, to be treated in a manner which complies with the requirements of such section, and intend that this Agreement be construed and administered in accordance with such intention. In the event that the parties determine that the terms of this Agreement or the Option needs to be modified in order to comply with Section 409A of the Code, the parties shall cooperate reasonably to do so in a manner intended to best preserve the economic benefits of this Agreement. Any payments that qualify for the "short-term deferral" exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Optionee's separation from service shall instead be paid on the first business day after the date that is six months following the Optionee's termination date (or death, if earlier).

7.24 <u>Section 280G</u>. In the event that the benefits provided for in this Agreement or otherwise payable hereunder (a) constitute "parachute payments" within the meaning of Section 280G of the Code; and (b) would be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then the parties hereto will cooperate to ensure that the benefits hereunder will be either (i) delivered in full; or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Optionee's receipt on an after-tax basis of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless mutually agreed in writing, any determination required under this section shall be made at no expense to Optionee in writing by the Company's independent public accountants, whose determination shall be conclusive and binding

7.25 <u>Clawback of Incentive Compensation</u>. Executives shall be subject to the Company's Policy on Recovery of Erroneously Awarded Compensation, as filed as filed as Exhibit 97 to Company's Form 10-K for the last Company fiscal year as such policy may be amended or replaced by the Company from time to time (the "**Clawback Policy**").

Exhibit 4.5

RED CAT HOLDINGS, INC.
RESTRICTED SHARE UNIT AWARD GRANT NOTICE
(2024 Omnibus Equity Incentive Plan)

      As a key leader in our business, you are in a position to have significant influence on the performance and success of Red Cat Holdings, Inc. (the "**Company**"). I am pleased to inform you that, in recognition of the role you play in our collective success, you have been granted a RSU award (the "**Restricted Share Unit Award**"). This award is subject to the terms and conditions of the Red Cat Holdings, Inc. 2024 Omnibus Equity Incentive Plan, this Grant Notice, and the following Restricted Share Unit Award Agreement. The details of this award are indicated below.

Grantee:
Date of Grant:
Number of Restricted Share Units (RSUs):
Vesting Commencement Date:
Vesting:
Delivery Dates:

RED CAT HOLDINGS, INC., a Nevada corporation

_____

By:
Its:
Acknowledged and Agreed as of this _____ day of _____, 20[__].
Name: _____

RED CAT HOLDINGS, INC
2024 OMNIBUS EQUITY INCENTIVE PLAN
RESTRICTED SHARE UNIT AWARD AGREEMENT

THIS RESTRICTED SHARE UNIT AWARD AGREEMENT (together with the above grant notice (the "**Grant Notice**"), this "**Agreement**") is made and entered into as of the date set forth on the Grant Notice by and between the Company and the individual (the "**Grantee**") set forth on the Grant Notice.

WHEREAS, pursuant to the Plan, the Company has determined that it is to the advantage and best interest of the Company to grant to the Grantee this award of restricted share units (the "**RSUs**" or "**Restricted Share Units**") as set forth in the Grant Notice and subject to the terms and provisions of the Plan, which is incorporated herein by reference, and this Agreement (the "**Award**").

WHEREAS, unless otherwise defined herein, capitalized terms used in this Agreement shall have the meanings set forth in the Plan. For purposes of this Agreement, the following definitions shall apply:

(i) "**Termination**" shall mean the termination of the employment or service of the Grantee with the Company and all Affiliates thereof (including because of the Grantee's employer ceasing to be an affiliate of the Company). For purposes of this Agreement, Termination will not occur when Grantee goes on a military leave, a sick leave, or another bona fide leave of absence that was approved by the Company in writing, *provided that* unless reemployment upon the expiration of such leave is guaranteed by contract or law, such leave is for a period of not more than 3 months; and *provided that* continued service crediting may be suspended during such leave, unless otherwise required by Applicable Laws. However, Termination will occur when approved leave described in this section ends, unless Grantee immediately returns to active work.

(ii) "**Termination Date**" shall mean the date of the Grantee's Termination of Service.

NOW, THEREFORE, in consideration of the mutual agreements contained herein, the Grantee and the Company hereby agree as follows:

1. Acceptance of Agreement. Grantee has reviewed all of the provisions of the Plan, the Grant Notice and this Restricted Share Unit Award Agreement. By accepting this Award, Grantee agrees that this Award is granted under and governed by the terms and conditions of the Plan, the Grant Notice and this Restricted Share Unit Award Agreement, and the applicable provisions contained in a written service agreement (if any) between the Company or an affiliate and the Grantee. Grantee hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee on questions relating to the Plan, the Grant Notice, this Agreement and, solely in so far as they relate to this Award, the applicable provisions contained in a written service agreement (if any) between the Company or an affiliate and the Grantee. If Grantee signs this Agreement and Grant Notice electronically, Grantee's electronic signature of this Agreement shall have the same validity and effect as a signature affixed by hand.

2. Grant of Award. Pursuant to this Agreement, the Company has granted to the Grantee the Restricted Share Units, subject to the terms and conditions set forth in the Plan and this Agreement.

3. Vesting.

3.1 Subject to the provisions of the Plan and Section 3.2 of this Agreement, and except as otherwise provided in a written service agreement (or other agreement) between the Company or an affiliate and the Grantee (if any), the Restricted Share Units shall vest in installments as described in the Grant Notice, subject to the Grantee not experiencing a Termination prior to each applicable **Vesting Date** (as such term is defined in the Grant Notice).

3.2 Except as otherwise provided in the Plan or in a written service agreement (or other agreement) between the Company and the Grantee (if any), if the Grantee experiences a Termination for any reason prior to an applicable Vesting Date, as of the Termination Date, the Grantee shall forfeit any unvested Restricted Share Units.

3.3 Transfer and Settlement of Restricted Share Units. The Restricted Share Units issued under this Agreement may not be sold, transferred or otherwise disposed of and may not be pledged or otherwise hypothecated (each, a "**Transfer**"). In addition, Grantee shall not sell any Shares received with respect to Restricted Share Units (even following settlement of Restricted Share Units) at a time when applicable laws, regulations or Company's or underwriter trading policies prohibit such sale. The applicable portion of this Award (to the extent vested) shall be settled by the Company by the issuance and delivery of Shares as soon as reasonably practical after (but no later than [60] days after) the Delivery Dates, as indicated in the Grant Notice, to the Grantee (or if applicable, the beneficiaries of the Grantee). Any issuance of Shares shall be made only in whole Shares, and any fractional shares shall be distributed in an equivalent cash amount.

4. <u>Dividends.</u> Subject to the terms and conditions of the Plan and this Agreement, as well as any procedures established by the Administrator, prior to the expiration of the applicable vesting period of an RSU, the Administrator may determine to pay dividend equivalent rights with respect to RSUs, in which case, the Company shall establish an account for the Grantee and reflect in that account any securities, cash or other property comprising any dividend or property distribution with respect to the shares of Common Stock underlying each Restricted Share Unit. Each amount or other property credited to any such account shall be subject to the same vesting conditions as the Restricted Share Unit to which it relates. The Grantee shall have the right to be paid the amounts or other property credited to such account upon vesting of the subject Restricted Share Unit.

5. <u>General</u>.

5.1 <u>Governing Law</u>. This Agreement shall be governed by and construed under the laws of the State of Nevada applicable to agreements made and to be performed entirely in Nevada, without regard to the conflicts of law provisions of Nevada or any other jurisdiction.

5.2 <u>Community Property</u>. Without prejudice to the actual rights of the spouses as between each other, for all purposes of this Agreement, the Grantee shall be treated as agent and attorney-in-fact for that interest held or claimed by his or her spouse with respect to this Award and the parties hereto shall act in all matters as if the Grantee was the sole owner of this Award. This appointment is coupled with an interest and is irrevocable.

5.3 <u>No Employment Rights</u>. Nothing contained herein shall be construed as an agreement by the Company or any of its subsidiaries, express or implied, to employ the Grantee or contract for the Grantee's services, to restrict the Company's or such subsidiary's right to discharge the Grantee or cease contracting for the Grantee's services or to modify, extend or otherwise affect in any manner whatsoever the terms of any service agreement (or other agreement) or contract for services which may exist between the Grantee and the Company or any affiliate.

5.4 <u>Application to Other Stock</u>. In the event any capital stock of the Company or any other corporation shall be distributed on, with respect to or in exchange for Shares underlying Restricted Share Units as a stock dividend, stock split, reclassification, recapitalization or similar transaction in connection with any merger or reorganization or otherwise, all restrictions, rights and obligations set forth in this Agreement shall apply with respect to such other capital stock to the same extent as they are, or would have been applicable, to the Shares underlying Restricted Share Units on or with respect to which such other capital stock was distributed, and references to "Company" in respect of such distributed stock shall be deemed to refer to the company to which such distributed stock relates.

5.5 <u>No Third-Party Benefits</u>. Except as otherwise expressly provided in this Agreement, none of the provisions of this Agreement shall be for the benefit of, or enforceable by, any third-party beneficiary.

5.6 <u>Successors and Assigns</u>. Except as provided herein to the contrary, this Agreement shall be binding upon and inure to the benefit of the parties, their respective successors and permitted assigns.

5.7 <u>No Assignment</u>. Except as otherwise provided in this Agreement, the Grantee may not assign any of his or her rights under this Agreement without the prior written consent of the Company, which consent may be withheld in its sole discretion. The Company shall be permitted to assign its rights or obligations under this Agreement so long as such assignee agrees to perform all of the Company's obligations hereunder.

5.8 <u>Severability</u>. The validity, legality or enforceability of the remainder of this Agreement shall not be affected even if one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect.

5.9 <u>Equitable Relief</u>. The Grantee acknowledges that, in the event of a threatened or actual breach of any of the provisions of this Agreement, damages alone will be an inadequate remedy, and such breach will cause the Company great, immediate and irreparable injury and damage. Accordingly, the Grantee agrees that the Company shall be entitled to injunctive and other equitable relief, and that such relief shall be in addition to, and not in lieu of, any remedies it may have at law or under this Agreement.

5.10 <u>Jurisdiction</u>. Any suit, action or proceeding with respect to this Agreement, or any judgment entered by any court in respect of any thereof, shall be brought in any court of competent jurisdiction in the State of Nevada, and the Company and the Grantee hereby submit to the exclusive jurisdiction of such courts for the purpose of any such suit, action, proceeding or judgment. The Grantee and the Company hereby irrevocably waive (i) any objections which it may now or hereafter have to the laying of the venue of any suit, action or proceeding arising out of or relating to this Agreement brought in any court of competent jurisdiction in the State of Nevada and (ii) any claim that any such suit, action or proceeding brought in any such court has been brought in any inconvenient forum.

        5.11 <u>Notice</u>. Any notice to the Company provided for in this Agreement shall be addressed to the Company in care of its Secretary at its principal executive offices or at such other address as to which the Company shall have notified Grantee in writing, and any notice to the Grantee shall be addressed to such Grantee at the current address shown on the payroll of the Company or its respective Affiliate, or to such other address as the Grantee may designate to the Company. Any notice shall be delivered by hand or by a recognized courier service such as FedEx or UPS, sent by telecopy, or enclosed in a properly sealed envelope addressed as stated above, registered and deposited, postage prepaid, in a post office regularly maintained by the United States Postal Service.

        5.12 <u>Taxes</u>. By agreeing to this Agreement, the Grantee acknowledges and agrees that the Company has not made any warranties or representations to the Grantee with respect to the tax consequences of the grant of the Restricted Share Units hereunder, and the Grantee is in no manner relying on the Company or its representatives for an assessment of such tax consequences. The Grantee is advised to consult with his or her own tax advisor with respect to such tax consequences of the grant. The Company shall be entitled to require a cash payment by or on behalf of the Grantee and/or to deduct from the Shares or cash issuable hereunder or from other compensation payable to the Grantee the minimum amount of any sums required by federal, state or local tax law to be withheld (or other such sums that that will not cause adverse accounting consequences for the Company and is permitted under applicable withholding rules promulgated by the Internal Revenue Service or another applicable governmental entity) with respect to the Restricted Share Unit Award.

        5.13 <u>Headings</u>. The section headings in this Agreement are inserted only as a matter of convenience, and in no way define, limit, extend or interpret the scope of this Agreement or of any particular section.

        5.14 <u>Number and Gender</u>. Throughout this Agreement, as the context may require, (a) the masculine gender includes the feminine and the neuter gender includes the masculine and the feminine; (b) the singular tense and number includes the plural, and the plural tense and number includes the singular; (c) the past tense includes the present, and the present tense includes the past; (d) references to parties, sections, paragraphs and exhibits mean the parties, sections, paragraphs and exhibits of and to this Agreement; and (e) periods of days, weeks or months mean calendar days, weeks or months.

        5.15 <u>Acknowledgments of Grantee</u>. Grantee has reviewed the Plan and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, fully understands all provisions of the Plan and this Agreement and, by accepting the Grant Notice, acknowledges and agrees to all of the provisions of the Plan and this Agreement.

        5.16 <u>Complete Agreement</u>. The Grant Notice, this Agreement, the Plan and applicable provisions (if any) contained in a written service agreement (or other agreement) between the Company or an affiliate and the Grantee constitute the parties' entire agreement with respect to the subject matter hereof and supersede all agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. Notwithstanding the forgoing and for avoidance of doubt, in the event that any of the terms of this Agreement conflicts with the Plan, then the terms of the Plan shall govern. In the event that any of the terms of this Agreement or the Plan conflicts with an applicable employment agreement for the Grantee, then the terms of the applicable employee agreement of the Grantee shall govern.

        5.17 <u>Waiver</u>. The Grantee acknowledges that a waiver by the Company of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by the Grantee.

        5.18 <u>Signature in Counterparts</u>. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

        5.19 <u>Amendments and Termination</u>. To the extent permitted by the Plan, this Agreement may be wholly or partially amended, altered or terminated at any time or from time to time by the Committee or the Board, but (unless otherwise permitted in the Plan) no amendment, alteration or termination shall be made that would materially impair the rights of a Grantee under this Restricted Share Unit Award Agreement without such Grantee's consent.

5.20 **Waiver of Jury Trial**. TO THE EXTENT EITHER PARTY INITIATES LITIGATION INVOLVING THIS AGREEMENT OR ANY ASPECT OF THE RELATIONSHIP BETWEEN US (EVEN IF OTHER PARTIES OR OTHER CLAIMS ARE INCLUDED IN SUCH LITIGATION), ALL OF THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY. THIS WAIVER WILL APPLY TO ALL CAUSES OF ACTION THAT ARE OR MIGHT BE INCLUDED IN SUCH ACTION, INCLUDING CLAIMS RELATED TO THE ENFORCEMENT OR INTERPRETATION OF THIS AGREEMENT, ALLEGATIONS OF STATE OR FEDERAL STATUTORY VIOLATIONS, FRAUD, MISREPRESENTATION, OR SIMILAR CAUSES OF ACTION, AND IN CONNECTION WITH ANY LEGAL ACTION INITIATED FOR THE RECOVERY OF DAMAGES BETWEEN OR AMONG US OR BETWEEN OR AMONG ANY OF OUR OWNERS, AFFILIATES, OFFICERS, EMPLOYEES OR AGENTS.

5.21 **Electronic Delivery and Disclosure**. The Company may, in its sole discretion, decide to deliver or disclose, as applicable, any documents related to this Award granted under the Plan, future awards that may be granted under the Plan, the prospectus related to the Plan, the Company's annual reports or proxy statements by electronic means or to request Grantee's consent to participate in the Plan by electronic means, including, but not limited to, the Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval system or any successor system ("**EDGAR**"). Grantee hereby consents to receive such documents delivered electronically or to retrieve such documents furnished electronically (including on EDGAR), as applicable, and agrees to participate in the Plan through any online or electronic system established and maintained by the Company or another third party designated by the Company.

5.22 **Data Privacy**. Grantee agrees that all of Grantee's information that is described or referenced in this Agreement and the Plan may be used by the Company, its affiliates and the designated broker and its affiliates to administer and manage Grantee's participation in the Plan.

5.23 **Section 409A Compliance**. The parties intend for the Award to be exempt from Section 409A of the Code or, if not so exempt, to be treated in a manner which complies with the requirements of such section, and intend that this Agreement be construed and administered in accordance with such intention. In the event that the parties determine that the terms of this Agreement or the Award needs to be modified in order to comply with Section 409A of the Code, the parties shall cooperate reasonably to do so in a manner intended to best preserve the economic benefits of this Agreement. Any payments that qualify for the "short-term deferral" exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this Agreement during the six-month period immediately following the Grantee's separation from service shall instead be paid on the first business day after the date that is six months following the Grantee's termination date (or death, if earlier).

5.24 **Section 280G**. In the event that the benefits provided for in this Agreement or otherwise payable hereunder (a) constitute "parachute payments" within the meaning of Section 280G of the Code; and (b) would be subject to the excise tax imposed by Section 4999 of the Code (the "**Excise Tax**"), then the parties hereto will cooperate to ensure that the benefits hereunder will be either (i) delivered in full; or (ii) delivered as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the Excise Tax, results in the Grantee's receipt on an after-tax basis of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under Section 4999 of the Code. Unless mutually agreed in writing, any determination required under this section shall be made at no expense to Grantee in writing by the Company's independent public accountants, whose determination shall be conclusive and binding.

5.25 **Clawback of Incentive Compensation**. Executives shall be subject to the Company's Policy on Recovery of Erroneously Awarded Compensation, as filed as Exhibit 97 to Company's Form 10-K for the last Company fiscal year as such policy may be amended or replaced by the Company from time to time (the "**Clawback Policy**").

Exhibit 10.37

RED CAT HOLDINGS, INC.

2024 OMNIBUS EQUITY INCENTIVE PLAN

Section 1. **Purpose of Plan.**

The name of the Plan is the Red Cat Holdings, Inc. 2024 Omnibus Equity Incentive Plan (the "Plan"). The purposes of the Plan are to (i) provide an additional incentive to selected employees, directors, and independent contractors of the Company or its Affiliates whose contributions are essential to the growth and success of the Company, (ii) strengthen the commitment of such individuals to the Company and its Affiliates, (iii) motivate those individuals to faithfully and diligently perform their responsibilities and (iv) attract and retain competent and dedicated individuals whose efforts will result in the long-term growth and profitability of the Company. To accomplish these purposes, the Plan provides that the Company may grant Options, Share Appreciation Rights, Restricted Share, Restricted Share Units, Other Share-Based Awards or any combination of the foregoing.

Section 2. **Definitions.**

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) "Administrator" means the Board, or, if and to the extent the Board does not administer the Plan, the Committee in accordance with Section 3 hereof.

(b) "Affiliate" means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified as of any date of determination.

(c) "Applicable Laws" means the applicable requirements under U.S. federal and state corporate laws, U.S. federal and state securities laws, including the Code, any Share exchange or quotation system on which the Common Shares are listed or quoted and the applicable laws of any other country or jurisdiction where Awards are granted under the Plan, as are in effect from time to time.

(d) "Award" means any Option, Share Appreciation Right, Restricted Share, Restricted Share Unit or Other Share-Based Awards granted under the Plan.

(e) "Award Agreement" means any written notice, agreement, contract or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Administrator shall determine, consistent with the Plan.

(f) "Beneficial Owner" (or any variant thereof) has the meaning defined in Rule 13d-3 under the Exchange Act.

(g) "Board" means the Board of Directors of the Company.

(h) "Bylaws" mean the bylaws of the Company, as may be amended and/or restated from time to time.

(i) "Cause" shall mean, unless otherwise specifically provided in any applicable Award Agreement or in any other written agreement entered into between the Company and a Participant, with respect to any Participant: (a) conviction of a felony or a crime involving fraud or moral turpitude; (b) theft, material act of dishonesty or fraud, intentional falsification of any employment or Company records, or commission of any criminal act which impairs participant's ability to perform appropriate employment duties for the Company; (c) intentional or reckless conduct or gross negligence materially harmful to the Company or the successor to the Company after a Change in Control, including violation of a non-competition or confidentiality agreement; (d) willful failure to follow lawful instructions of the person or body to which participant reports; or (e) gross negligence or willful misconduct in the performance of participant's assignment duties. "Cause" shall not include mere unsatisfactory performance in the achievement of Participant's job objectives.

(j) "<u>Change in Capitalization</u>" means any (i) merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, (ii) special or extraordinary dividend or other extraordinary distribution (whether in the form of cash, Common Shares or other property), Share split, reverse Share split, share subdivision or consolidation, (iii) combination or exchange of shares or (iv) other change in corporate structure, which, in any such case, the Administrator determines, in its sole discretion, affects the Common Shares such that an adjustment pursuant to Section 5 hereof is appropriate.

(k) "<u>Change in Control</u>" means the first occurrence of an event set forth in any one of the following paragraphs following the Effective Date:

(1) any Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person which were acquired directly from the Company or any Affiliate thereof) representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities, excluding any Person who becomes such a Beneficial Owner in connection with a transaction described in clause (i) of paragraph (3) below; or

(2) the date on which individuals who constitute the Board as of the Effective Date and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's Shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended cease for any reason to constitute a majority of the number of directors serving on the Board; or

(3) there is consummated a merger or consolidation of the Company or any direct or indirect Subsidiary with any other corporation or other entity, other than (i) a merger or consolidation (A) which results in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary, fifty percent (50%) or more of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation and (B) following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the Company, the entity surviving such merger or consolidation or, if the Company or the entity surviving such merger or consolidation is then a Subsidiary, the ultimate parent thereof, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company (not including in the securities Beneficially Owned by such Person any securities acquired directly from the Company or its Affiliates) representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company or there is consummated an agreement for the sale or disposition by the Company of all or substantially all of the Company's assets, other than (A) a sale or disposition by the Company of all or substantially all of the Company's assets to an entity, more than fifty percent (50%) of the combined voting power of the voting securities of which are owned by shareholders of the Company following the completion of such transaction in substantially the same proportions as their ownership of the Company immediately prior to such sale or (B) a sale or disposition of all or substantially all of the Company's assets immediately following which the individuals who comprise the Board immediately prior thereto constitute at least a majority of the board of directors of the entity to which such assets are sold or disposed or, if such entity is a subsidiary, the ultimate parent thereof.

Notwithstanding the foregoing, (i) a Change in Control shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the holders of Common Shares immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions and (ii) to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, a Change in Control shall be deemed to have occurred under the Plan with respect to any Award that constitutes deferred compensation under Section 409A of the Code only if a change in the ownership or effective control of the Company or a change in ownership of a substantial portion of the assets of the Company shall also be deemed to have occurred under Section 409A of the Code. For purposes of this definition of Change in Control, the term "Person" shall not include (i) the Company or any Subsidiary thereof, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary thereof, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company. Notwithstanding anything herein to the contrary, a transaction shall not constitute a Change in Control if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(l) "Code" means the Internal Revenue Code of 1986, as amended from time to time, or any successor thereto.

(m) "Committee" means any committee or subcommittee the Board (including, but not limited to the Compensation Committee) may appoint to administer the Plan. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act and any other qualifications required by the applicable stock exchange on which the Common Shares are traded.

(n) "Common Share" means shares of common stock of the Company, par value $0.001 per share.

(o) "Company" means Red Cat Holdings, Inc., a Nevada corporation (or any successor company, except as the term "Company" is used in the definition of "Change in Control" above).

(p) "Covered Executive" means any Executive Officer that (1) has received Incentive Compensation (A) during the Look-Back Period (as defined in Section 27) and (B) after beginning service as an Executive Officer; and (2) served as an Executive Officer at any time during the performance period for the applicable Incentive Compensation.

(q) "Disability" has the same meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement then in effect between the Participant and the Company or any of its Subsidiaries or Affiliates or, if no such agreement exists or if such agreement does not define "Disability," then "Disability" shall mean the inability of the Participant to perform the essential functions of the Participant's job by reason of a physical or mental infirmity, for a period of three (3) consecutive months or for an aggregate of six (6) months in any twelve (12) consecutive month period.

(r) "Effective Date" has the meaning set forth in Section 17 hereof.

(s) "Eligible Recipient" means an employee, director or independent contractor of the Company or any Affiliate of the Company who has been selected as an eligible participant by the Administrator; provided, however, to the extent required to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, an Eligible Recipient of an Option or a Share Appreciation Right means an employee, non-employee director or independent contractor of the Company or any Affiliate of the Company with respect to whom the Company is an "eligible issuer of service recipient stock" within the meaning of Section 409A of the Code.

(t) "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

(u) "Executive Officer" means any "executive officer" as defined in Section 10D-1(d) of the Exchange Act whom the Board (or the Committee, as applicable) has determined is subject to the reporting requirements of Section 10D of the Exchange Act, and includes any person who is the Company's president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the issuer in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (with any executive officers of the Company's parent(s) or subsidiaries being deemed Executive Officers of the Company if they perform such policy making functions for the Company). All Executive Officers of the Company identified by the Board (or the Committee, as applicable) pursuant to 17 CFR 229.401(b) shall be deemed an "Executive Officer."

(v) "Exempt Award" shall mean the following:

(1) An Award granted in assumption of, or in substitution for, outstanding awards previously granted by a corporation or other entity acquired by the Company or any of its Subsidiaries or with which the Company or any of its Subsidiaries combines by merger or otherwise. The terms and conditions of any such Awards may vary from the terms and conditions set forth in the Plan to the extent the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(2) An "employment inducement" award as described in the applicable stock exchange listing manual or rules may be granted under the Plan from time to time. The terms and conditions of any "employment inducement" award may vary from the terms and conditions set forth in the Plan to such extent as the Administrator at the time of grant may deem appropriate, subject to Applicable Laws.

(3) An Award that an Eligible Recipient purchases at Fair Market Value (including Awards that an Eligible Recipient elects to receive in lieu of fully vested compensation that is otherwise due) whether or not the Common Shares are delivered immediately or on a deferred basis.

(w) "Exercise Price" means, (i) with respect to any Option, the per share price at which a holder of such Option may purchase a Common Share issuable upon exercise of such Award, and (ii) with respect to a Share Appreciation Right, the base price per share of such Share Appreciation Right.

(x) "Fair Market Value" of a Common Share or another security as of a particular date shall mean the fair market value, as determined by the Administrator in its sole discretion; provided, that, (i) if the Common Share or other security is admitted or to trading on a national securities exchange, the fair market value on any date shall be the closing sale price reported on such date, or if no shares were traded on such date, on the last preceding date for which there was a sale of a Common Share on such exchange, or (ii) if the Common Share or other security is then traded in an over-the-counter market, the fair market value on any date shall be the average of the closing bid and asked prices for such share in such over-the-counter market for the last preceding date on which there was a sale of such share in such market.

(y) "Free Standing Rights" has the meaning set forth in Section 8.

(z) "Good Reason" has the meaning assigned to such term in any individual service, employment or severance agreement or Award Agreement with the Participant or, if no such agreement exists or if such agreement does not define "Good Reason," "Good Reason" and any provision of this Plan that refers to "Good Reason" shall not be applicable to such Participant.

(aa) "Incentive Compensation" shall be deemed to be any compensation (including any Award or any other short-term or long-term cash or equity incentive award or any other payment) that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure (i.e., any measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any measure that is derived wholly or in part from such measures, including stock price and total shareholder return). For the avoidance of doubt, financial reporting measures include "non-GAAP financial measures" for purposes of Exchange Act Regulation G and 17 CFR 229.10, as well as other measures, metrics and ratios that are not non-GAAP measures, like same store sales. Financial reporting measures may or may not be included in a filing with the Securities and Exchange Commission, and may be presented outside the Company's financial statements, such as in Management's Discussion and Analysis of Financial Conditions and Results of Operations or the performance graph.

(bb) "ISO" means an Option intended to be and designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(cc) "Nonqualified Stock Option" shall mean an Option that is not designated as an ISO.

(dd) "Option" means an option to purchase Common Shares granted pursuant to Section 7 hereof. The term "Option" as used in the Plan includes the terms "Nonqualified Stock Option" and "ISO."

(ee) "Other Share-Based Award" means a right or other interest granted pursuant to Section 10 hereof that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, a Common Share, including, but not limited to, an unrestricted Common Share, dividend equivalents or performance units, each of which may be subject to the attainment of performance goals or a period of continued provision of service or employment or other terms or conditions as permitted under the Plan.

(ff) "Participant" means any Eligible Recipient selected by the Administrator, pursuant to the Administrator's authority provided for in Section 3 below, to receive grants of Awards, and, upon a Participant's death, the Participant's successors, heirs, executors and administrators, as the case may be.

(gg) "Person" shall have the meaning given in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof.

(hh) "Plan" means this 2024 Omnibus Equity Incentive Plan.

(ii) "Prior Plan" means the Company's 2019 Equity Incentive Plan (as amended from time to time), as in effect immediately prior to the Effective Date.

(jj) "Prior Plan Awards" means an award outstanding under the Prior Plan as of the Effective Date hereof.

(kk) "Related Rights" has the meaning set forth in Section 8.

(ll) "Restricted Period" has the meaning set forth in Section 9.

(mm) "Restricted Share" means a Common Share granted pursuant to Section 9 below subject to certain restrictions that lapse at the end of a specified period (or periods) of time and/or upon attainment of specified performance objectives.

(nn) "Restricted Share Unit" means the right granted pursuant to Section 9 hereof to receive a Common Share at the end of a specified restricted period (or periods) of time and/or upon attainment of specified performance objectives.

(oo) "Rule 16b-3" has the meaning set forth in Section 3.

(pp) "Share Appreciation Right" means a right granted pursuant to Section 8 hereof to receive an amount equal to the excess, if any, of (i) the aggregate Fair Market Value, as of the date such Award or portion thereof is surrendered, of the Common Shares covered by such Award or such portion thereof, over (ii) the aggregate Exercise Price of such Award or such portion thereof.

(qq) "Subsidiary" means, with respect to any Person, as of any date of determination, any other Person as to which such first Person owns or otherwise controls, directly or indirectly, more than 50% of the voting shares or other similar interests or a sole general partner interest or managing member or similar interest of such other Person.

(rr) "Transfer" has the meaning set forth in Section 15.

Section 3. **Administration.**

(a) The Plan shall be administered by the Administrator and shall be administered, to the extent applicable, in accordance with Rule 16b-3 under the Exchange Act ("Rule 16b-3").

(b) Pursuant to the terms of the Plan, the Administrator, subject, in the case of any Committee, to any restrictions on the authority delegated to it by the Board, shall have the power and authority, without limitation:

(1) to select those Eligible Recipients who shall be Participants;

(2) to determine whether and to what extent Options, Share Appreciation Rights, Restricted Share, Restricted Share Units, Other Share-Based Awards or a combination of any of the foregoing, are to be granted hereunder to Participants;

(3) to determine the number of Common Shares to be covered by each Award granted hereunder;

(4) to determine the terms and conditions, not inconsistent with the terms of the Plan, of each Award granted hereunder (including, but not limited to, (i) the restrictions applicable to Restricted Share or Restricted Share Units and the conditions under which restrictions applicable to such Restricted Share or Restricted Share Units shall lapse, (ii) the performance goals and periods applicable to Awards, (iii) the Exercise Price of each Option and each Share Appreciation Right or the purchase price of any other Award, (iv) the vesting schedule and terms applicable to each Award, (v) the number of Common Shares or amount of cash or other property subject to each Award and (vi) subject to the requirements of Section 409A of the Code (to the extent applicable) any amendments to the terms and conditions of outstanding Awards, including, but not limited to, extending the exercise period of such Awards and accelerating the payment schedules of such Awards and/or, to the extent specifically permitted under the Plan, accelerating the vesting schedules of such Awards);

(5) to determine the terms and conditions, not inconsistent with the terms of the Plan, which shall govern all written instruments evidencing Awards;

(6) to determine the Fair Market Value in accordance with the terms of the Plan;

(7) to determine the duration and purpose of leaves of absence which may be granted to a Participant without constituting termination of the Participant's service or employment for purposes of Awards granted under the Plan;

(8) to adopt, alter and repeal such administrative rules, regulations, guidelines and practices governing the Plan as it shall from time to time deem advisable;

(9) to construe and interpret the terms and provisions of, and supply or correct omissions in, the Plan and any Award issued under the Plan (and any Award Agreement relating thereto), and to otherwise supervise the administration of the Plan and to exercise all powers and authorities either specifically granted under the Plan or necessary and advisable in the administration of the Plan; and

(10) to prescribe, amend and rescind rules and regulations relating to sub-plans established for the purpose of satisfying applicable non-United States laws or for qualifying for favorable tax treatment under applicable non-United States laws, which rules and regulations may be set forth in an appendix or appendixes to the Plan.

(c) Subject to Section 5, neither the Board nor the Committee shall have the authority to reprice or cancel and regrant any Award at a lower exercise, base or purchase price or cancel any Award with an exercise, base or purchase price in exchange for cash, property or other Awards without first obtaining the approval of the Company's shareholders.

(d) All decisions made by the Administrator pursuant to the provisions of the Plan shall be final, conclusive and binding on all Persons, including the Company and the Participants.

(e) The expenses of administering the Plan (which for the avoidance of doubt does not include the costs of any Participant) shall be borne by the Company and its Affiliates.

(f) If at any time or to any extent the Board shall not administer the Plan, then the functions of the Administrator specified in the Plan shall be exercised by the Committee. Except as otherwise provided in the Articles of Incorporation or Bylaws of the Company, any action of the Committee with respect to the administration of the Plan shall be taken by a majority vote at a meeting at which a quorum is duly constituted or unanimous written consent of the Committee's members.

Section 4. **Common Shares Reserved for Issuance Under the Plan.**

(a) Subject to Section 5 hereof, the number of Common Shares that are reserved and available for issuance pursuant to Awards granted under the Plan shall be equal to the sum of (i) 11,250,000 Common Shares, and (ii) the number of Common Shares underlying forfeited Prior Plan Awards as provided in Section 4(b), below; provided, that, Common Shares issued under the Plan with respect to an Exempt Award shall not count against such share limit. The number of Common Shares available for grant and issuance under this Plan will be automatically increased on the first day of each calendar year beginning with the first January 1 following the Effective Date and ending with the last January 1 during the initial ten-year term of the Plan, equal to the lesser of (A) five percent (5%) of the Common Shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year and (B) such lesser number of Common Shares as determined by the Board. In light of the adoption of this Plan, no further awards shall be made under the Prior Plan on or after the Effective Date, provided all Prior Plan Awards which are outstanding as of the Effective Date shall continue to be governed by the terms, conditions and procedures set forth in the Prior Plan and any applicable award agreement.

(b) Common Shares issued under the Plan may, in whole or in part, be authorized but unissued Common Shares or Common Shares that shall have been or may be reacquired by the Company in the open market, in private transactions or otherwise. If an Award entitles the Participant to receive or purchase Common Shares, the number of Common Shares covered by such Award or to which such Award relates shall be counted on the date of grant of such Award against the aggregate number of Common Shares available for granting Awards under the Plan. If any Award or Prior Plan Awards, as applicable, expire, lapse or are terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of Common Shares subject to such Award or Prior Plan Award being repurchased by the Company at or below the original issuance price), in any case in a manner that results in any Common Share covered by such Award or

Prior Plan Award, as applicable, not being issued or being so reacquired by the Company, the unused Common Shares covered by such Award or Prior Plan Award, as applicable, shall again be available for the grant of Awards under the Plan. Further, Common Shares delivered (either by actual delivery or attestation) to the Company by a Participant to (i) satisfy the applicable exercise or purchase price of an Award or Prior Plan Award, and/or (ii) to satisfy the applicable exercise or purchase price of an Award or Prior Plan Award, as applicable, and/or (iii) to satisfy any applicable tax withholding obligation (including Common Shares retained by the Company from an Award or Prior Plan Award, as applicable, being exercised or purchased and/or creating the tax obligations), in each case, shall be added to the number of Common Shares available for the grant of Awards under the Plan. However, in the case of ISOs, the immediately preceding sentence shall be subject to any limitations under the Code. In addition, (1) to the extent an Award or Prior Plan Award, as applicable, is denominated in Common Shares, but paid or settled in cash, the number of Common Shares with respect to which such payment or settlement is made shall again be available for grants of Awards pursuant to the Plan, and (2) Common Shares underlying Awards that can only be settled in cash shall not be counted against the aggregate number of Common Shares available for Awards under the Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be cancelled to the extent of the number of Common Shares as to which the Award is exercised and, notwithstanding the foregoing, such number of Common Shares shall no longer be available for grant under the Plan.

(c) No more than 11,250,000 Common Shares shall be issued pursuant to the exercise of ISOs. The number of shares that shall be issued pursuant to the exercise of ISOs under this Plan will be automatically increased on the first day of each calendar year beginning with the first January 1 following the Effective Date and ending with the last January 1 during the initial ten-year term of the Plan, equal to the lesser of (A) five percent (5%) of the Common Shares outstanding (on an as-converted basis) on the final day of the immediately preceding calendar year and (B) such lesser number of Common Shares as determined by the Board.

Section 5. **Equitable Adjustments.**

In the event of any Change in Capitalization, an equitable substitution or proportionate adjustment shall be made in (i) the aggregate number and kind of securities reserved for issuance under the Plan pursuant to Section 4, (ii) the kind, number of securities subject to, and the Exercise Price subject to outstanding Options and Share Appreciation Rights granted under the Plan, (iii) the kind, number and purchase price of a Common Share or other securities or the amount of cash or amount or type of other property subject to outstanding Restricted Share, Restricted Share Units or Other Share-Based Awards granted under the Plan; and/or (iv) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); provided, however, that any fractional shares resulting from the adjustment shall be eliminated. Such other equitable substitutions or adjustments shall be made as may be determined by the Administrator, in its sole discretion. Without limiting the generality of the foregoing, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, but subject in all events to the requirements of Section 409A of the Code, for the cancellation of any outstanding Award granted hereunder in exchange for payment in cash or other property having an aggregate Fair Market Value equal to the Fair Market Value of a Common Share, cash or other property covered by such Award, reduced by the aggregate Exercise Price or purchase price thereof, if any; provided, however, that if the Exercise Price or purchase price of any outstanding Award is equal to or greater than the Fair Market Value of the Common Shares, cash or other property covered by such Award, the Administrator may cancel such Award without the payment of any consideration to the Participant. Further, without limiting the generality of the foregoing, with respect to Awards subject to foreign laws, adjustments made hereunder shall be made in compliance with applicable requirements. Except to the extent determined by the Administrator, any adjustments to ISOs under this Section 5 shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code. The Administrator's determinations pursuant to this Section 5 shall be final, binding and conclusive.

Section 6. **Eligibility.**

The Participants in the Plan shall be selected from time to time by the Administrator, in its sole discretion, from those individuals that qualify as Eligible Recipients.

Section 7. **Options.**

(a) General. Options granted under the Plan shall be designated as Nonqualified Share Options or ISOs. Each Participant who is granted an Option shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the Exercise Price of the Option, the term of the Option and provisions regarding exercisability of the Option, and whether the Option is intended to be an ISO or a Nonqualified Share Option (and in the event the Award Agreement has no such designation, the Option shall be a

Nonqualified Stock Option). The provisions of each Option need not be the same with respect to each Participant. More than one Option may be granted to the same Participant and be outstanding concurrently hereunder. Options granted under the Plan shall be subject to the terms and conditions set forth in this Section 7 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable and set forth in the applicable Award Agreement.

(b) <u>Exercise Price</u>. The Exercise Price of a Common Share purchasable under an Option shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of an Option be less than one hundred percent (100%) of the Fair Market Value of a Common Share on the date of grant.

(c) <u>Option Term</u>. The maximum term of each Option shall be fixed by the Administrator, but no Option shall be exercisable more than ten (10) years after the date such Option is granted. Each Option's term is subject to earlier expiration pursuant to the applicable provisions in the Plan and the Award Agreement. Notwithstanding the foregoing, subject to Section 4(d) of the Plan, the Administrator shall have the authority to accelerate the exercisability of any outstanding Option at such time and under such circumstances as the Administrator, in its sole discretion, deems appropriate.

(d) <u>Exercisability</u>. Each Option shall be subject to vesting or becoming exercisable at such time or times and subject to such terms and conditions, including the attainment of performance goals, as shall be determined by the Administrator in the applicable Award Agreement. The Administrator may also provide that any Option shall be exercisable only in installments, and the Administrator may waive such installment exercise provisions at any time, in whole or in part, based on such factors as the Administrator may determine in its sole discretion.

(e) <u>Method of Exercise</u>. Options may be exercised in whole or in part by giving written notice of exercise to the Company specifying the number of whole Common Shares to be purchased, accompanied by payment in full of the aggregate Exercise Price of the Common Share so purchased in cash or its equivalent, as determined by the Administrator. As determined by the Administrator, in its sole discretion, with respect to any Option or category of Options, payment in whole or in part may also be made (i) by means of consideration received under any cashless exercise procedure approved by the Administrator (including the withholding of a Common Share otherwise issuable upon exercise), (ii) in the form of a share of unrestricted Common Share already owned by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Common Share as to which such Option shall be exercised, (iii) any other form of consideration approved by the Administrator and permitted by Applicable Laws or (iv) any combination of the foregoing.

(f) <u>ISOs</u>. The terms and conditions of ISOs granted hereunder shall be subject to the provisions of Section 422 of the Code and the terms, conditions, limitations and administrative procedures established by the Administrator from time to time in accordance with the Plan. At the discretion of the Administrator, ISOs may be granted only to an employee of the Company, its "parent corporation" (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company.

(1) *ISO Grants to 10% Shareholders*. Notwithstanding anything to the contrary in the Plan, if an ISO is granted to a Participant who owns shares representing more than ten percent (10%) of the voting power of all classes of shares of the Company, its "parent corporation" (as such term is defined in Section 424(e) of the Code) or a Subsidiary of the Company, the term of the ISO shall not exceed five (5) years from the time of grant of such ISO and the Exercise Price shall be at least one hundred and ten percent (110%) of the Fair Market Value of the Common Share on the date of grant.

(2) *$100,000 Per Year Limitation for ISOs*. To the extent the aggregate Fair Market Value (determined on the date of grant) of the Common Share for which ISOs are exercisable for the first time by any Participant during any calendar year (under all plans of the Company) exceeds $100,000, such excess ISOs shall be treated as Nonqualified Stock Options.

(3) *Disqualifying Dispositions*. Each Participant awarded an ISO under the Plan shall notify the Company in writing immediately after the date the Participant makes a "disqualifying disposition" of any Common Share acquired pursuant to the exercise of such ISO. A "disqualifying disposition" is any disposition (including any sale) of such Common Share before the later of (i) two years after the date of grant of the ISO and (ii) one year after the date the Participant acquired the Common Share by exercising the ISO. The Company may, if determined by the Administrator and in accordance with procedures established by it, retain possession of any Common Share acquired pursuant to the exercise of an ISO as agent for the applicable Participant until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Share.

(g) <u>Rights as Shareholder</u>. A Participant shall have no rights to dividends, dividend equivalents or distributions or any other rights of a shareholder with respect to the Common Share subject to an Option until the Participant has given written notice of the exercise thereof, and has paid in full for such Common Share and has satisfied the requirements of Section 15 hereof.

(h) <u>Termination of Employment or Service</u>. Treatment of an Option upon termination of employment of a Participant shall be provided for by the Administrator in the Award Agreement.

(i) <u>Other Change in Employment or Service Status</u>. An Option shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment status or service status of a Participant, in the discretion of the Administrator.

Section 8. **Share Appreciation Rights.**

(a) <u>General</u>. Share Appreciation Rights may be granted either alone ("<u>Free Standing Rights</u>") or in conjunction with all or part of any Option granted under the Plan ("<u>Related Rights</u>"). Related Rights may be granted either at or after the time of the grant of such Option. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, grants of Share Appreciation Rights shall be made. Each Participant who is granted a Share Appreciation Right shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Common Shares to be awarded, the Exercise Price per Common Share, and all other conditions of Share Appreciation Rights. Notwithstanding the foregoing, no Related Right may be granted for more Common Shares than are subject to the Option to which it relates. The provisions of Share Appreciation Rights need not be the same with respect to each Participant. Share Appreciation Rights granted under the Plan shall be subject to the following terms and conditions set forth in this Section 8 and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Administrator shall deem desirable, as set forth in the applicable Award Agreement.

(b) <u>Awards; Rights as Shareholder</u>. A Participant shall have no rights to dividends or any other rights of a Shareholder with respect to Common Shares, if any, subject to a Share Appreciation Right until the Participant has given written notice of the exercise thereof and has satisfied the requirements of Section 15 hereof.

(c) <u>Exercise Price</u>. The Exercise Price of a Common Share purchasable under a Share Appreciation Right shall be determined by the Administrator in its sole discretion at the time of grant, but in no event shall the exercise price of a Share Appreciation Right be less than one hundred percent (100%) of the Fair Market Value of a Common Share on the date of grant.

(d) <u>Exercisability</u>.

(1) Share Appreciation Rights that are Free Standing Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator in the applicable Award Agreement.

(2) Share Appreciation Rights that are Related Rights shall be exercisable only at such time or times and to the extent that the Options to which they relate shall be exercisable in accordance with the provisions of Section 7 hereof and this Section 8 of the Plan.

(e) <u>Payment Upon Exercise</u>.

(1) Upon the exercise of a Free Standing Right, the Participant shall be entitled to receive up to, but not more than, that number of Common Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price per share specified in the Free Standing Right multiplied by the number of Common Shares in respect of which the Free Standing Right is being exercised.

(2) A Related Right may be exercised by a Participant by surrendering the applicable portion of the related Option. Upon such exercise and surrender, the Participant shall be entitled to receive up to, but not more than, that number of Common Shares equal in value to the excess of the Fair Market Value as of the date of exercise over the Exercise Price specified in the related Option multiplied by the number of Common Shares in respect of which the Related Right is being exercised. Options which have been so surrendered, in whole or in part, shall no longer be exercisable to the extent the Related Rights have been so exercised.

(3) Notwithstanding the foregoing, the Administrator may determine to settle the exercise of a Share Appreciation Right in cash (or in any combination of Common Shares and cash).

(f) <u>Termination of Employment or Service</u>. Treatment of a Share Appreciation Right upon termination of employment of a Participant shall be provided for by the Administrator in the Award Agreement.

(g) <u>Term</u>.

(1) The term of each Free Standing Right shall be fixed by the Administrator, but no Free Standing Right shall be exercisable more than ten (10) years after the date such right is granted.

(2) The term of each Related Right shall be the term of the Option to which it relates, but no Related Right shall be exercisable more than ten (10) years after the date such right is granted.

(h) <u>Other Change in Employment or Service Status</u>. Share Appreciation Rights shall be affected, both with regard to vesting schedule and termination, by leaves of absence, including unpaid and un-protected leaves of absence, changes from full-time to part-time employment, partial Disability or other changes in the employment or service status of a Participant, in the discretion of the Administrator.

Section 9. **Restricted Share and Restricted Share Units.**

(a) <u>General</u>. Restricted Share or Restricted Share Units may be issued under the Plan. The Administrator shall determine the Eligible Recipients to whom, and the time or times at which, Restricted Share or Restricted Share Units shall be made. Each Participant who is granted Restricted Share or Restricted Share Units shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Common Shares to be awarded; the price, if any, to be paid by the Participant for the acquisition of Restricted Share or Restricted Share Units; the period of time restrictions, performance goals or other conditions that apply to transferability, delivery or vesting of such Awards (the "<u>Restricted Period</u>"); and all other conditions applicable to the Restricted Share and Restricted Share Units. If the restrictions, performance goals or conditions established by the Administrator are not attained, a Participant shall forfeit his or her Restricted Share or Restricted Share Units, in accordance with the terms of the grant. The provisions of the Restricted Share or Restricted Share Units need not be the same with respect to each Participant.

(b) <u>Awards and Certificates</u>. Except as otherwise provided below in Section 9(c), (i) each Participant who is granted an Award of Restricted Share may, in the Company's sole discretion, be issued a share certificate in respect of such Restricted Share; and (ii) any such certificate so issued shall be registered in the name of the Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to any such Award. The Company may require that the share certificates, if any, evidencing Restricted Share granted hereunder be held in the custody of the Company until the restrictions thereon shall have lapsed, and that, as a condition of any Award of Restricted Share, the Participant shall have delivered a share transfer form, endorsed in blank, relating to the Common Shares covered by such Award. Certificates for unrestricted Common Shares may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in such Restricted Share Award. With respect to Restricted Share Units to be settled in Common Shares , at the expiration of the Restricted Period, share certificates in respect of the Common Shares underlying such Restricted Share Units may, in the Company's sole discretion, be delivered to the Participant, or Participant's legal representative, in a number equal to the number of Common Shares underlying the Restricted Share Units Award. Notwithstanding anything in the Plan to the contrary, any Restricted Share or Restricted Share Units to be settled in Common Shares (at the expiration of the Restricted Period, and whether before or after any vesting conditions have been satisfied) may, in the Company's sole discretion, be issued in uncertificated form. Further, notwithstanding anything in the Plan to the contrary, with respect to Restricted Share Units, at the expiration of the Restricted Period, Common Shares, or cash, as applicable, shall promptly be issued (either in certificated or uncertificated form) to the Participant, unless otherwise deferred in accordance with procedures established by the Company in accordance with Section 409A of the Code, and such issuance or payment shall in any event be made within such period as is required to avoid the imposition of a tax under Section 409A of the Code.

(c) <u>Restrictions and Conditions</u>. The Restricted Share or Restricted Share Units granted pursuant to this Section 9 shall be subject to the following restrictions and conditions and any additional restrictions or conditions as determined by the Administrator at the time of grant or, subject to Section 409A of the Code where applicable, thereafter:

(1) The Administrator may, in its sole discretion, provide for the lapse of restrictions in installments and may accelerate or waive such restrictions in whole or in part based on such factors and such circumstances as the Administrator may determine, in its sole discretion, including, but not limited to, the attainment of certain performance goals, the Participant's termination of employment or service with the Company or any Affiliate thereof, or the Participant's death or Disability. Notwithstanding the foregoing, upon a Change in Control, the outstanding Awards shall be subject to Section 11 hereof.

(2) Except as provided in the applicable Award Agreement, the Participant shall generally have the rights of a shareholder of the Company with respect to Restricted Share during the Restricted Period; provided, however, that dividends declared during the Restricted Period with respect to an Award, shall only become payable if (and to the extent) the underlying Restricted Share vests. Except as provided in the applicable Award Agreement, the Participant shall generally not have the rights of a shareholder with respect to Common Shares subject to Restricted Share Units during the Restricted Period; provided, however, that, subject to Section 409A of the Code, an amount equal to dividends declared during the Restricted Period with respect to the number of Common Shares covered by Restricted Share Units shall, unless otherwise set forth in an Award Agreement, be paid to the Participant at the time (and to the extent) Common Shares in respect of the related Restricted Share Units are delivered to the Participant. Certificates for unrestricted Common Shares may, in the Company's sole discretion, be delivered to the Participant only after the Restricted Period has expired without forfeiture in respect of such Restricted Share or Restricted Share Units, except as the Administrator, in its sole discretion, shall otherwise determine.

(3) The rights of Participants granted Restricted Share or Restricted Share Units upon termination of employment or service as a director or independent contractor to the Company or to any Affiliate thereof terminates for any reason during the Restricted Period shall be set forth in the Award Agreement.

(d) Form of Settlement. The Administrator reserves the right in its sole discretion to provide (either at or after the grant thereof) that any Restricted Share Unit represents the right to receive the amount of cash per unit that is determined by the Administrator in connection with the Award.

Section 10. **Other Share-Based Awards.**

Other Share-Based Awards may be issued under the Plan. Subject to the provisions of the Plan, the Administrator shall have sole and complete authority to determine the individuals to whom and the time or times at which such Other Share-Based Awards shall be granted. Each Participant who is granted an Other Share-Based Award shall enter into an Award Agreement with the Company, containing such terms and conditions as the Administrator shall determine, in its sole discretion, including, among other things, the number of Common Shares to be granted pursuant to such Other Share-Based Awards, or the manner in which such Other Share-Based Awards shall be settled (e.g., in Common Shares, cash or other property), or the conditions to the vesting and/or payment or settlement of such Other Share-Based Awards (which may include, but not be limited to, achievement of performance criteria) and all other terms and conditions of such Other Share-Based Awards. In the event that the Administrator grants a bonus in the form of Common Shares, the Common Shares constituting such bonus shall, as determined by the Administrator, be evidenced in uncertificated form or by a book entry record or a certificate issued in the name of the Participant to whom such grant was made and delivered to such Participant as soon as practicable after the date on which such bonus is payable. Notwithstanding anything set forth in the Plan to the contrary, any dividend or dividend equivalent Award issued hereunder shall be subject to the same restrictions, conditions and risks of forfeiture as apply to the underlying Award.

Section 11. **Change in Control.**

Unless otherwise determined by the Administrator and evidenced in an Award Agreement, in the event that (a) a Change in Control occurs, and (b) the Participant is employed by, or otherwise providing services to, the Company or any of its Affiliates immediately prior to the consummation of such Change in Control then upon the consummation of such Change in Control, the Administrator, in its sole and absolute discretion, may:

(a) provide that any unvested or unexercisable portion of any Award carrying a right to exercise to become fully vested and exercisable; and

(b) cause the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an Award granted under the Plan to lapse and such Awards shall be deemed fully vested and any performance conditions imposed with respect to such Awards shall be deemed to be fully achieved at target performance levels.

If the Administrator determines in its discretion pursuant to Section 3(b)(4) hereof to accelerate the vesting of Options and/or Share Appreciation Rights in connection with a Change in Control, the Administrator shall also have discretion in connection with such action to provide that all Options and/or Share Appreciation Rights outstanding immediately prior to such Change in Control shall expire on the effective date of such Change in Control. Notwithstanding the foregoing, in the event that a Participant's employment or service is terminated without Cause within twenty-four (24) months following a Change in Control, the time-vesting portion of any Award granted to such Participant shall accelerate and vest in full, and the performance-vesting portion of any such Award shall vest at target level, in each case upon the date of termination of employment or service of such Participant.

Section 12. **Amendment and Termination.**

The Board may amend, alter or terminate the Plan at any time, but no amendment, alteration or termination shall be made that would impair the rights of a Participant under any Award theretofore granted without such Participant's consent. The Board shall obtain approval of the Company's shareholders for any amendment that would require such approval in order to satisfy the requirements of any rules of the stock exchange on which the Common Shares are traded or other Applicable Law. Subject to Section 3(c), the Administrator may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Section 5 of the Plan and the immediately preceding sentence, no such amendment shall materially impair the rights of any Participant without his or her consent.

Section 13. **Unfunded Status of Plan.**

The Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company.

Section 14. **Withholding Taxes.**

Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Administrator regarding payment of an amount up to the maximum statutory tax rates in the Participant's applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by Applicable Laws, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto. Whenever Common Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from delivery of Common Shares or other property, as applicable, or (ii) delivering already owned unrestricted Common Shares, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations. Such already owned and unrestricted Common Shares shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Common Shares to be delivered pursuant to an Award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by Applicable Laws, to satisfy its withholding obligation with respect to any Award.

Section 15. **Transfer of Awards.**

Until such time as the Awards are fully vested and/or exercisable in accordance with the Plan or an Award Agreement, no purported sale, assignment, mortgage, hypothecation, transfer, charge, pledge, encumbrance, gift, transfer in trust (voting or other) or other disposition of, or creation of a security interest in or lien on, any Award or any agreement or commitment to do any of the foregoing (each, a "Transfer") by any holder thereof in violation of the provisions of the Plan or an Award Agreement will be valid, except with the prior written consent of the Administrator, which consent may be granted or withheld in the sole discretion of the Administrator. Any purported Transfer of an Award or any economic benefit or interest therein in violation of the Plan or an Award Agreement shall be null and void *ab initio* and shall not create any obligation or liability of the Company, and any Person purportedly acquiring any Award or any economic benefit or interest therein transferred in violation of the Plan or an Award Agreement shall not be entitled to be recognized as a holder of such Common Shares or other property underlying such Award. Unless otherwise determined by the Administrator in accordance with the provisions of the immediately preceding sentence, an Option or a Share Appreciation Right may be exercised, during the lifetime of the Participant, only by the Participant or, during any period during which the Participant is under a legal Disability, by the Participant's guardian or legal representative.

Section 16. **Continued Employment or Service.**

Neither the adoption of the Plan nor the grant of an Award shall confer upon any Eligible Recipient any right to continued employment or service with the Company or any Affiliate thereof, as the case may be, nor shall it interfere in any way with the right of the Company or any Affiliate thereof to terminate the employment or service of any of its Eligible Recipients at any time.

Section 17. **Effective Date.**

The Plan was approved by the Board on August 21, 2024 and shall be adopted and become effective on the date that it is approved by the Company's shareholders (the "Effective Date").

Section 18. **Electronic Signature.**

Participant's electronic signature of an Award Agreement shall have the same validity and effect as a signature affixed by hand.

Section 19. **Term of Plan.**

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.

Section 20. **Securities Matters and Regulations.**

(a) Notwithstanding anything herein to the contrary, the obligation of the Company to sell or deliver Common Shares with respect to any Award granted under the Plan shall be subject to all Applicable Laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Administrator. The Administrator may require, as a condition of the issuance and delivery of certificates evidencing Common Shares pursuant to the terms hereof, that the recipient of such shares make such agreements and representations, and that such certificates bear such legends, as the Administrator, in its sole discretion, deems necessary or advisable.

(b) Each Award is subject to the requirement that, if at any time the Administrator determines that the listing, registration or qualification of Common Shares is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Award or the issuance of Common Shares, no such Award shall be granted or payment made or Common Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions not acceptable to the Administrator.

(c) In the event that the disposition of Common Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Exchange Act and is not otherwise exempt from such registration, such Common Shares shall be restricted against transfer to the extent required by the Exchange Act or regulations thereunder, and the Administrator may require a Participant receiving Common Shares pursuant to the Plan, as a condition precedent to receipt of such Common Shares, to represent to the Company in writing that the Common Shares acquired by such Participant is acquired for investment only and not with a view to distribution.

Section 21. **Section 409A of the Code.**

The Plan as well as payments and benefits under the Plan are intended to be exempt from, or to the extent subject thereto, to comply with Section 409A of the Code, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted in accordance therewith. Notwithstanding anything contained herein to the contrary, to the extent required in order to avoid accelerated taxation and/or tax penalties under Section 409A of the Code, the Participant shall not be considered to have terminated employment or service with the Company for purposes of the Plan and no payment shall be due to the Participant under the Plan or any Award until the Participant would be considered to have incurred a "separation from service" from the Company and its Affiliates within the meaning of Section 409A of the Code. Any payments described in the Plan that are due within the "short term deferral period" as defined in Section 409A of the Code shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything to the contrary in the Plan, to the extent that any Awards (or any other amounts payable under any plan, program or arrangement of the Company or any of its Affiliates) are payable upon a separation from service and such payment would result in the imposition of any individual tax and penalty interest charges imposed under Section 409A of the Code, the settlement and payment of such Awards (or other amounts) shall instead be made on the first business day after the date that is six (6) months following such separation from service (or death, if earlier). Each amount to be paid or benefit to be provided under this Plan shall be construed as a separate identified payment for purposes of Section 409A of the Code. The Company makes no representation that any or all of the payments or benefits described in this Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. The Participant shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.

Section 22. **Notification of Election Under Section 83(b) of the Code.**

If any Participant shall, in connection with the acquisition of Common Shares under the Plan, make the election permitted under Section 83(b) of the Code, such Participant shall notify the Company of such election within ten (10) days after filing notice of the election with the Internal Revenue Service.

Section 23. **No Fractional Shares.**

No fractional Common Shares shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

Section 24. **Beneficiary.**

A Participant may file with the Administrator a written designation of a beneficiary on such form as may be prescribed by the Administrator and may, from time to time, amend or revoke such designation. If no designated beneficiary survives the Participant, the executor or administrator of the Participant's estate shall be deemed to be the Participant's beneficiary.

Section 25. **Paperless Administration.**

In the event that the Company establishes, for itself or using the services of a third party, an automated system for the documentation, granting or exercise of Awards, such as a system using an internet website or interactive voice response, then the paperless documentation, granting or exercise of Awards by a Participant may be permitted through the use of such an automated system.

Section 26. **Severability.**

If any provision of the Plan is held to be invalid or unenforceable, the other provisions of the Plan shall not be affected but shall be applied as if the invalid or unenforceable provision had not been included in the Plan.

Section 27. **Clawback.**

(a) If the Company is required to prepare an accounting restatement of its financial statements due to the Company's material noncompliance (whether one occurrence or a series of occurrences of noncompliance) with any financial reporting requirement under the securities laws (including if the Company is required to prepare an accounting restatement to correct an error (or a series of errors)) (a "Covered Accounting Restatement"), and if such Covered Accounting Restatement includes (i) restatements that correct errors that are material to previously issued financial statements (commonly referred to as "Big R" restatements), and (ii) restatements that correct errors that are not material to previously issued financial statements, but would result in a material misstatement if (a) the errors were left uncorrected in the current report, or (b) the error correction was recognized in the current period (commonly referred to as "little r" restatements), then the Committee may require any Covered Executive to repay (in which event, such Covered Executive shall, within thirty (30) days of the notice by the Company, repay to the Company) or forfeit (in which case, such Covered Executive shall immediately forfeit to the Company) to the Company, and each Covered Executive hereby agrees to so repay or forfeit, that portion of the Incentive Compensation received by such Covered Executive during the period comprised of the Company's three (3) completed fiscal years (together with any intermittent stub fiscal year period(s) of less than nine (9) months resulting from Company's transition to different fiscal year measurement dates) immediately preceding the date the Company is deemed (as described below) to be required to prepare a Covered Accounting Restatement (such period, the "Look-Back Period"), that the Committee determines was in excess of the amount of Incentive Compensation that such Covered Executive would have received during such Look-Back Period, had such Incentive Compensation been calculated based on the restated amounts, and irrespective of any fault, misconduct or responsibility of such Covered Executive for the Covered Accounting Restatement. It is specifically understood that, to the extent that the impact of the Covered Accounting Restatement on the amount of Incentive Compensation received cannot be calculated directly from the information therein (e.g., if such restatement's impact on the Company's stock price is not clear), such excess amount of Incentive Compensation shall be determined based on a reasonable estimate by the Committee of the effect of the Covered Accounting Restatement on the applicable financial measure (including the stock price or total shareholder return) based upon which the Incentive Compensation was received. The amount of the Incentive Compensation to be recouped shall be determined by the Committee in its sole and absolute discretion and calculated on a pre-tax basis, and the form of such recoupment of Incentive Compensation may be made, in the Committee's sole and absolute discretion, through the forfeiture or cancellation of vested or unvested Awards, cash repayment or both. Incentive Compensation shall be deemed received, either wholly or in part, in the fiscal year during which the financial reporting measure specified in such Incentive Compensation Award is attained (or with respect to, or based on, the achievement of any financial reporting measure which such Incentive Compensation was granted, earned or vested, as applicable), even if the payment, vesting or grant of such Incentive Compensation occurs after the end of such fiscal year. For purposes of this Section 27, the Company is deemed to be required to prepare a Covered Accounting Restatement on the earlier of: (A) the date upon which the Board or an applicable committee thereof, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Covered Accounting Restatement; or (B) the date a court, regulator, or other legally authorized body directs the Company to prepare a Covered Accounting Restatement.

(b) Notwithstanding any other provisions in this Plan, any Award or any other compensation received by a Participant which is subject to recovery under any Applicable Laws, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such Applicable Law, government regulation or stock exchange listing requirement), will be subject to such deductions and clawback as may be required to be made pursuant to such Applicable Law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement on or following the Effective Date).

Section 28. **Governing Law.**

The Plan shall be governed by, and construed in accordance with, the laws of the State of Nevada, without giving effect to principles of conflicts of law of such state.

Section 29. **Indemnification.**

To the extent allowable pursuant to Applicable Law, each member of the Board and the Administrator and any officer or other employee to whom authority to administer any component of the Plan is designated shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such individuals may be entitled pursuant to the Company's Articles of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

Section 30. **Titles and Headings, References to Sections of the Code or Exchange Act.**

The titles and headings of the sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control. References to sections of the Code or the Exchange Act shall include any amendment or successor thereto.

Section 31. **Successors.**

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

Section 32. **Relationship to other Benefits.**

No payment pursuant to the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare, or other benefit plan of the Company or any Affiliate except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

Exhibit 19.1

Insider Trading Policy

I. Policy Statement

This Policy provides guidelines to employees, officers and directors of Red Cat Holdings, Inc. (the "Company") with respect to trading in the Company's securities. In certain instances, it also applies to consultants and contractors providing services to the Company.

II. Applicability

This Policy applies to purchases, sales, hedges, shorts, or any other direct or indirect (a "Transaction") in the Company's securities including common stock, options for common stock and any other securities issued by the Company such as preferred stock, warrants and convertible debentures (collectively referred to herein as "Securities"). This policy also applies to any derivative securities, including those not issued by the Company such as exchange-traded options.

This Policy applies to directors, officers, employees, consultants, and contractors of the Company and its subsidiaries, who receive or have access to Material Inside Information (as defined below) regarding the Company. This group of people, as well as members of their immediate families and households are sometimes referred to in this Policy as "Insiders." This Policy also applies to any person who receives Material Inside Information from an Insider.

Any person who possesses Material Inside Information regarding the Company is an Insider for so long as the information is not publicly known.

III. Definition of Material Inside Information

It is not possible to define all categories of Material Inside Information ("Inside Information"). However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor considering completing a Transaction in the Company's securities.

While it may be difficult to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples include:

● Financial results that have not been reported
● Execution or termination of significant contracts
● News of a pending or proposed merger or other acquisition
● News of the acquisition or disposition of significant assets
● Patent or other intellectual property milestones
● Significant developments involving corporate relationships
● Important product announcements
● Significant product defects or modifications
● Stock splits
● New equity or debt offerings
● Positive or negative developments regarding litigation, whether actual or threatened
● Changes in senior management

IV. Specific Guidelines

A. Trading on Material Inside Information.

An Insider shall not engage in any Transaction while in possession of Inside Information. Section VII describes a limited number of exceptions. This trading restriction begins on the date Inside Information is acquired, and ends at the earlier of (i) the end of the second full Trading Day after public disclosure of the information, or (ii) at such time as such Inside Information is no longer material. "Trading Day" means a day on which the NASDAQ Stock Market ("NASDAQ") is open for trading.

B. **Short Sales.**

Short Sales are never permitted. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within 20 days thereafter (a "short against the box"). Transactions in certain put and call options are also considered a short sale.

C. **Tipping**.

No Insider shall disclose ("Tip") Inside Information to any other person (including family members, co-workers, or other business associates) where such information may be used for profit by trading in the securities of companies to which such information relates.

D. **Confidentiality and Safeguarding of Inside Information.**

Inside Information relating to the Company or its business is the property of the Company, and the unauthorized disclosure of such information is prohibited. The following practices should help prevent the misuse of confidential information:

1. Avoid discussing confidential information in places where you may be overheard such as on elevators, in restaurants and on airplanes.
2. Avoid discussing confidential information on cellular or speaker phones.
3. Do not discuss Company information with relatives or social acquaintances.
4. Do not give your computer IDs and passwords to any other person. Password protect computers and log off when they are not in use.
5. Always put confidential documents in a locked desk or office when not being used.
6. Be aware that the internet and other external electronic mail carriers are not secure environments for the transmission of confidential information.
7. Comply with the specific terms of any confidentiality agreement.
8. All physical (including electronic) copies of confidential information must be returned upon termination of employment. Copies of Company information may not be retained.
9. Any inquiry received from outside the Company, such as from a stock analyst or shareholder, should be referred to the Company's Chief Financial Officer

V. Trading Guidelines and Requirements

A. **Black-Out Period and Trading Window.**

The period beginning at the end of each quarter until the release of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company's stock. This is because Insiders will often possess Inside Information about the financial results for the quarter.

This period of time is referred to as a "black-out" period ("Black-out Period"), during which directors, executive officers, direct reports of directors and executive officers, and all employees of the finance department are prohibited from completing any Transactions during such period. Consultants and contractors working for these individuals are also subject to this prohibition.

The Company requires that Insiders refrain from Transactions involving the Company's Securities during any Black-out Period. The Quarterly Black-Out Period is as follows:

The trading window is closed beginning at 9 a.m. on the calendar day that is two (2) days before the end of each calendar quarter and reopens at 9 a.m. on the first (1ˢᵗ) calendar day after the Company filed the required SEC reports for that applicable quarter.

The Company may institute other Black-Out Periods when there are material developments known to the Company that have not yet been disclosed to the public. These Black-Out Periods end at the close (5:00 p.m.) of the first (1ˢᵗ) full business day after public disclosure of the information, or at such time as the information is no longer material.

The prohibition against Transactions during a black-out period includes the fulfillment of "limit orders" by any broker. The broker with whom a limit order is placed must be advised of the black-out provisions when the order is placed.

The Trading Window is a term which is used to describe whether Insiders can complete Transactions. When the Trading Window is "open" Insiders may complete Transactions. When the Trading Window is "closed", such as during Black-Out Periods, transactions may not be completed. Employees are encouraged to contact the Chief Financial Officer before completing Transactions to determine whether the Trading Window is open or closed.

Even when the Trading Window is open, any person possessing Inside Information concerning the Company should not engage in any Transactions until such information has been known publicly for at least two Trading Days, whether or not the Company has recommended a suspension of trading to that person. Transactions in the Company's securities when the Trading Window is "open" should not be considered a "safe harbor," and all directors, executive officers and other persons should use good judgment at all times.

B. Individual Responsibility.

Every Insider has a responsibility to comply with this Policy. An Insider may have to forego a proposed transaction even if it was planned before learning of the Material Inside Information and even though the Insider believes they may suffer a loss or lose profits by waiting. All individuals should speak with their own counsel and should not rely on the Company regarding the legality of their actions.

VI. Applicability to Other Companies

This Policy also applies to Material Inside Information relating to other companies, including one with which the Company is discussing a proposed transaction and the Company's distributors, vendors or suppliers (collectively, "Other Companies"). Insiders should treat Material Inside Information about Other Companies with the same care as information related directly to the Company.

VII. Certain Expectations

A. Stock Option Exercise.

The exercise of stock options under the Company's stock option plan (but not the sale of any shares issued upon such exercise) is exempt since the other party to the transaction is the Company and the price does not vary with the market but is fixed by the terms of the option agreement or the plan.

B. Bona Fide Gifts

Bona fide gifts of Securities of the Company are exempt.

C. 401(k) Contributions.

The purchase of Company stock pursuant to systematic contributions to the Company's 401(k) retirement plan are exempt. However, Employees are not permitted to make the following transactions during a Black-Out Period: (a) to increase or decrease the percentage of contributions allocated to the Company stock fund, (b) to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) to borrow money against a 401(k) account if the loan will result in a liquidation of some or all of the Company stock fund balance, or (d) to pre-pay a plan loan if the funds will be used to invest in the Company stock fund.

D. 10b5-1 Trading Plans.

Pursuant to SEC Rule 10b5-1, directors, officers and employees may establish written plans which permit automatic trading of the Company's stock through a third-party broker. Each plan must be reviewed by the Company's counsel to confirm compliance with this policy and the applicable securities laws. Once implemented, Transactions shall not be subject to the limitations and restrictions of this Policy. Transactions may occur even during Black-out periods or when an individual holds Material Inside Information provided such transactions are in accordance with the 10b5-1 Plan.

VII. Potential Criminal and Civil Liability

The Securities and Exchange Commission (SEC), the stock exchanges and the NASDAQ use sophisticated techniques to uncover insider trading. Violations of this Policy can result in significant financial penalties and other actions, including those described below:

A. <u>**Liability for Insider Trading.**</u>

Pursuant to federal and state securities laws, Insiders may be subject to criminal penalties of up to $1,000,000 and up to ten years in jail, plus civil penalties of up to three times the profit gained or loss avoided, for engaging in Transactions in the Company's Securities when in possession of Inside Information.

B. <u>**Liability for Tipping.**</u>

Insiders may be liable for improper transactions by any person (commonly referred to as a "tippee") to whom they have disclosed Inside Information or to whom they have made recommendations or expressed opinions based on Inside Information. The Securities and Exchange Commission (the "SEC") has imposed large penalties even when the disclosing person did not profit from the trading.

C. <u>**Enforcement.**</u>

The Company will take disciplinary action to cause the disgorgement of any gains made in violation of the Policy. Further disciplinary action may include the termination of employment.

VIII. Inquiries

All questions regarding the matters discussed in this Policy should be directed to the Company's Chief Financial Officer.

I certify that I have read and understand Red Cat Holdings, Inc.'s Insider Trading Policy.

I acknowledge that my employment relationship with the Company is terminable at will, by the Company or me, at any time, for any reason, with or without cause.

I agree to comply with the Insider Trading Policy. I understand that failure to comply will lead to disciplinary action which may include termination of employment.

(Please Print)

Name _____

Business Unit/Location _____

Position Title _____

Signature _____

Date _____

PLEASE SIGN AND RETURN ENTIRE DOCUMENT TO THE HUMAN RESOURCES DEPARTMENT. KEEP A COPY FOR YOUR OWN FILES.

Exhibit 21.1

List of Subsidiaries of Red Cat Holdings, Inc.

Name of Subsidiaries	Jurisdiction
Red Cat Propware, Inc.	Subsidiary (Nevada)
Skypersonic, Inc.	Indirect Subsidiary (Michigan)
Red Cat Skypersonic, Inc.	Subsidiary (Nevada)
Teal Drones, Inc.	Subsidiary (Delaware)
FW Acquisition, Inc.	Subsidiary (Nevada)
UAVPatent Corp.	Subsidiary (Nevada)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (File numbers 333-264768, 333-283242, and 333-285669) and Form S-8 (File number 333-256279) of Red Cat Holdings, Inc. (the "Company") of our report dated March 31, 2025, relating to the financial statements of the Company, which appear in this Form 10-K.

/s/ dbb*mckennon*

Newport Beach, California
March 31, 2025

EXHIBIT 31.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT AND RULE 13a-14(a)
OR 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934**

I, Jeffrey Thompson, certify that:

1. I have reviewed this Transition Report on Form 10-KT of Red Cat Holdings, Inc., a Nevada corporation, for the eight months ended December 31, 2024;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2025

By: */s/ Jeffrey Thompson*
Jeffrey Thompson
Chief Executive Officer, Interim Chief Financial Officer
and President
(Principal Executive Officer and Principal Financial Officer)

EXHIBIT 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Transition Report on Form 10-KT of Red Cat Holdings, Inc., a Nevada corporation (the "Company"), for the eight months ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey Thompson, Chief Executive Officer and Interim Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2025

By   */s/ Jeffrey Thompson*

Name:Jeffrey Thompson

Title: Chief Executive Officer, Interim Chief Financial Officer and President
(Principal Executive Officer and Principal Financial Officer)